UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 16, 2017

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2017

CONTENTS

Interim Consolidated Statement of Financial Position

Interim Consolidated Statement of Income by Function

Interim Consolidated Statement of Comprehensive Income

Interim Consolidated Statement of Changes in Equity

Interim Consolidated Statement of Cash Flows - Direct Method

Notes to the Interim Consolidated Financial Statements

CLP	-	CHILEAN PESO
ARS	-	ARGENTINE PESO
US$	-	united states dollar
THUS$	-	THOUSANDS OF UNITED STATES DOLLARS
COP	-	COLOMBIAN PESO
brl/R$	-	braZILIAN REAL
thr$	-	Thousands of Brazilian reaL
MXN	-	MEXICAN PESO
VEF	-	STRONG Bolivar

Contents of the notes to the interim consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS
		As of	As of
		September 30,	December 31,
	Note	2017	2016
		ThUS$	ThUS$
		Unaudited
Current assets
Cash and cash equivalents	6 - 7	939,851	949,327
Other financial assets	7 - 11	696,754	712,828
Other non-financial assets	12	258,665	212,242
Trade and other accounts receivable	7 - 8	1,209,487	1,107,889
Accounts receivable from related entities	7 - 9	1,117	554
Inventories	10	243,457	241,363
Tax assets	18	85,154	65,377

Total current assets other than non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners		3,434,485	3,289,580

Non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners	13	328,872	337,195

Total current assets		3,763,357	3,626,775

Non-current assets
Other financial assets	7 - 11	92,205	102,125
Other non-financial assets	12	201,994	237,344
Accounts receivable	7 - 8	6,753	8,254
Intangible assets other than goodwill	15	1,665,089	1,610,313
Goodwill	16	2,786,047	2,710,382
Property, plant and equipment	17	10,179,960	10,498,149
Tax assets	18	18,865	20,272
Deferred tax assets	18	411,784	384,580
Total non-current assets		15,362,697	15,571,419
Total assets		19,126,054	19,198,194

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY
		As of	As of
		September 30,	December 31,
LIABILITIES	Note	2017	2016
		ThUS$	ThUS$
		Unaudited
Current liabilities
Other financial liabilities	7 - 19	1,366,619	1,839,528
Trade and other accounts payables	7 - 20	1,623,541	1,593,068
Accounts payable to related entities	7 - 9	406	269
Other provisions	21	2,629	2,643
Tax liabilities	18	2,939	14,286
Other non-financial liabilities	22	2,789,557	2,762,245
		5,785,691	6,212,039
Liabilities included in disposal groups classified as held for sale	13	16,043	10,152
Total current liabilities		5,801,734	6,222,191
Non-current liabilities
Other financial liabilities	7 - 19	6,824,242	6,796,952
Accounts payable	7 - 24	455,339	359,391
Other provisions	21	450,041	422,494
Deferred tax liabilities	18	956,420	915,759
Employee benefits	23	93,794	82,322
Other non-financial liabilities	22	167,442	213,781
Total non-current liabilities		8,947,278	8,790,699
Total liabilities		14,749,012	15,012,890

EQUITY
Share capital	25	3,146,265	3,149,564
Retained earnings	25	428,102	366,404
Treasury Shares	25	(178)	(178)
Other reserves		701,587	580,870
Parent's ownership interest		4,275,776	4,096,660
Non-controlling interest	14	101,266	88,644
Total equity		4,377,042	4,185,304
Total liabilities and equity		19,126,054	19,198,194

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

		For the 9 months ended		For the 3 months ended
		September 30,		September 30,
	Note	2017	2016	2017	2016
		ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited
Revenue	26	7,002,309	6,566,882	2,497,580	2,365,901
Cost of sales		(5,460,002)	(5,154,915)	(1,859,357)	(1,824,809)
Gross margin		1,542,307	1,411,967	638,223	541,092
Other income	28	393,908	390,894	147,454	153,625
Distribution costs		(540,155)	(552,057)	(200,696)	(195,557)
Administrative expenses		(655,077)	(557,655)	(242,246)	(230,827)
Other expenses		(296,474)	(321,222)	(98,264)	(116,016)
Other gains/(losses)		(19,928)	(3,202)	(18,798)	9,219
Income from operation activities		424,581	368,725	225,673	161,536
Financial income		66,656	53,147	24,432	21,729
Financial costs	27	(303,053)	(310,563)	(104,720)	(103,931)
Foreign exchange gains/(losses)	29	48,287	132,814	58,816	(10,594)
Result of indexation units		201	309	154	25
Income (loss) before taxes		236,672	244,432	204,355	68,765
Income (loss) tax expense / benefit	18	(107,603)	(197,340)	(26,096)	(52,441)

NET INCOME (LOSS) FOR THE PERIOD		129,069	47,092	178,259	16,324
Income (loss) attributable to owners of the parent		88,140	14,875	160,621	4,742
Income (loss) attributable to non-controlling interest	14	40,929	32,217	17,638	11,582

Net income (loss) for the year		129,069	47,092	178,259	16,324

EARNINGS PER SHARE
Basic earnings (losses) per share (US$)	30	0.14535	0.02727	0.26487	0.00869
Diluted earnings (losses) per share (US$)	30	0.14535	0.02727	0.26487	0.00869

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the 9 months ended		For the 3 months ended
		September 30,		September 30,
	Note	2017	2016	2017	2016
		ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited
NET INCOME (LOSS)		129,069	47,092	178,259	16,324
Components of other comprehensive income that will not be reclassified to income before taxes
Other comprehensive income, before taxes, gains (losses) by new measurements on defined benefit plans	25	2,526	(1,418)	(1,501)	(149)
Total other comprehensive income that will not be reclassified to income before taxes		2,526	(1,418)	(1,501)	(149)
Components of other comprehensive income that will be reclassified to income before taxes
Currency translation differences
Gains (losses) on currency translation, before tax	29	110,863	516,548	146,878	(32,514)
Other comprehensive income, before taxes, currency translation differences		110,863	516,548	146,878	(32,514)
Cash flow hedges
Gains (losses) on cash flow hedges before taxes	19	18,126	101,123	25,455	39,586
Other comprehensive income (losses), before taxes, cash flow hedges		18,126	101,123	25,455	39,586
Total other comprehensive income that will be reclassified to income before taxes		128,989	617,671	172,333	7,072
Other components of other comprehensive income (loss), before taxes		131,515	616,253	170,832	6,923
Income tax relating to other comprehensive income that will not be reclassified to income
Income tax relating to new measurements on defined benefit plans	18	(677)	427	197	44
Accumulate income tax relating to other comprehensive income that will not be reclassified to income		(677)	427	197	44
Income tax relating to other comprehensive income that will be reclassified to income
Income tax related to cash flow hedges in other comprehensive income		(6,219)	(27,608)	(8,224)	(10,668)
Income taxes related to components of other comprehensive income that will be reclassified to income		(6,219)	(27,608)	(8,224)	(10,668)
Total Other comprehensive income		124,619	589,072	162,805	(3,701)
Total comprehensive income (loss)		253,688	636,164	341,064	(3,701)
Comprehensive income (loss) attributable to owners of the parent		208,355	596,431	316,940	2,368
Comprehensive income (loss) attributable to non-controlling interests		45,333	39,733	24,124	10,255
TOTAL COMPREHENSIVE INCOME (LOSS)		253,688	636,164	341,064	12,623

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
						Actuarial gains
						or losses on
				Currency	Cash flow	defined benefit	Shares based	Other	Total		Parent's	Non-
		Share	Treasury	translation	hedging	plans	payments	sundry	other	Retained	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	reserve	reserve	reserve	reserve	earnings	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2017		3,149,564	(178)	(2,086,555)	1,506	(12,900)	38,538	2,640,281	580,870	366,404	4,096,660	88,644	4,185,304
Total increase (decrease) in equity
Comprehensive income
Gain (losses)	25	-	-	-	-	-	-	-	-	88,140	88,140	40,929	129,069
Other comprehensive income		-	-	106,581	11,788	1,846	-		120,215	-	120,215	4,404	124,619
Total comprehensive income		-	-	106,581	11,788	1,846	-	-	120,215	88,140	208,355	45,333	253,688
Transactions with shareholders
Dividens	25	-	-	-	-	-	-	-	-	(26,442)	(26,442)	-	(26,442)
Increase (decrease) through transfers and other changes, equity	25-34	(3,299)	-	-	-	-	803	(301)	502	-	(2,797)	(32,711)	(35,508)
Total transactions with shareholders		(3,299)	-	-	-	-	803	(301)	502	(26,442)	(29,239)	(32,711)	(61,950)
Closing balance as of September 30, 2017 (Unaudited)		3,146,265	(178)	(1,979,974)	13,294	(11,054)	39,341	2,639,980	701,587	428,102	4,275,776	101,266	4,377,042

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
						Actuarial gains
				Currency	Cash flow	or losses on defined benefit	Shares based	Other	Total		Parent's	Non-
		Share	Treasury	translation	hedging	plans	payments	sundry	other	Retained	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	reserve	reserve	reserve	reserve	earnings	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2016		2,545,705	(178)	(2,576,041)	(90,510)	(10,717)	35,647	2,634,679	(6,942)	317,950	2,856,535	81,013	2,937,548
Total increase (decrease) in equity
Comprehensive income
Gain (losses)	25	-	-	-	-	-	-	-	-	14,875	14,875	32,217	47,092
Other comprehensive income		-	-	509,728	72,819	(991)	-		581,556	-	581,556	7,516	589,072
Total comprehensive income		-	-	509,728	72,819	(991)	-	-	581,556	14,875	596,431	39,733	636,164
Transactions with shareholders
Dividens	25	-	-	-	-	-	-	-	-	(4,463)	(4,463)	-	(4,463)
Increase (decrease) through transfers and other changes, equity	25-34	(4,637)	-	-	-	-	2,740	5,693	8,433	(292)	3,504	(31,669)	(28,165)
Total transactions with shareholders		(4,637)	-	-	-	-	2,740	5,693	8,433	(4,755)	(959)	(31,669)	(32,628)
Closing balance as of September 30, 2016 (Unaudited)		2,541,068	(178)	(2,066,313)	(17,691)	(11,708)	38,387	2,640,372	583,047	328,070	3,452,007	89,077	3,541,084

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS DIRECT – METHOD

		For the periods ended
		September 30,
	Note	2017	2016
		ThUS$	ThUS$
		Unaudited
Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		7,749,752	7,284,896
Other cash receipts from operating activities		51,424	50,859
Payments for operating activities
Payments to suppliers for goods and services		(5,059,954)	(4,895,792)
Payments to and on behalf of employees		(1,475,997)	(1,525,978)
Other payments for operating activities		(163,707)	(130,113)
Interest received		15,698	8,228
Income taxes refunded (paid)		(85,731)	(47,483)
Other cash inflows (outflows)	35	(64,022)	(126,740)
Net cash flows from operating activities		967,463	617,877
Cash flows used in investing activities
Cash flows arising from losing control of subsidiaries or other businesses		6,124	-
Other cash receipts from sales of equity or debt instruments of other entities		2,265,509	2,291,190
Other payments to acquire equity or debt instruments of other entities		(2,198,327)	(2,167,634)
Amounts raised from sale of property, plant and equipment		21,182	73,096
Purchases of property, plant and equipment		(246,923)	(522,454)
Amounts raised from sale of intangible assets		-	4
Purchases of intangible assets		(57,413)	(61,454)
Other cash inflows (outflows)	35	(3,848)	(3,308)
Net cash flow from (used in) investing activities		(213,696)	(390,560)
Cash flows from (used in) financing activities	35
Amounts raised from long-term loans		1,275,470	1,655,987
Amounts raised from short-term loans		132,280	230,000
Loans repayments		(1,628,587)	(1,501,913)
Payments of finance lease liabilities		(244,153)	(229,927)
Dividends paid		(53,176)	(30,687)
Interest paid		(271,939)	(282,312)
Other cash inflows (outflows)		16,938	(170,667)
Net cash flows from (used in) financing activities		(773,167)	(329,519)
Net increase (decrease) in cash and cash equivalents before effect of exchanges rate change		(19,400)	(102,202)
Effects of variation in the exchange rate on cash and cash equivalents		9,924	57,081
Net increase (decrease) in cash and cash equivalents		(9,476)	(45,121)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6	949,327	753,497
CASH AND CASH EQUIVALENTS AT END OF PERIOD	6	939,851	708,376

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017 (UNAUDITED)

NOTE 1 - GENERAL INFORMATION

LATAM Airlines Group S.A. (the “Company”) is a public company registered with the Chilean Superintendency of Securities and Insurance (SVS), under No.306, whose shares are quoted in Chile on the Stock Brokers - Stock Exchange (Valparaíso) - the Chilean Electronic Stock Exchange and the Santiago Stock Exchange; it is also quoted in the United States of America on the New York Stock Exchange (“NYSE”) in New York in the form of American Depositary Receipts (“ADRs”).

Its principal business is passenger and cargo air transportation, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil and in a developed series of regional and international routes in America, Europe and Oceania. These businesses are developed directly or by their subsidiaries in different countries. In addition, the Company has subsidiaries operating in the freight business in Mexico, Brazil and Colombia.

The Company is located in Santiago, Chile, at Avenida Américo Vespucio Sur No. 901, commune of Renca.

Corporate Governance practices of the Company are set in accordance with Securities Market Law the Corporations Law and its regulations, and the regulations of the SVS and the laws and regulations of the United States of America and the U.S. Securities and Exchange Commission (“SEC”) of that country, with respect to the issuance of ADRs.

On July 18, 2016, LATAM received the approval by Comissão de Valores Mobiliários (“CVM”) for a discontinuation of Brazilian LATAM depositary receipts-BDRS level III ("BDRs"), supported by common shares of the Company and, consequently, our registration of the foreign issuer. On May 24, 2016, the Company reported as an Essential Fact the maturity date May 23, 2016 deadline for holders of BDRs to express their option to keep the shares and the blockade by BM&FBOVESPA with the same date of the respective balances of shares of the holders of BDRs who chose to adhere to the procedure for sale of shares through the procedure called Sale Facility and assigned for this purpose a theoretical value of sales in the Santiago Stock Exchange. On June 9, 2016, the Company reported that BTG Pactual Chile S.A. Stockbrokers ("BTG Pactual Chile"), a chilean institution contracted by the Company, made the sale on the Santiago Stock Exchange of the shares of the respective holders who adhered to Sale Facility procedure.

At September 30, 2017, the Company's capital stock is represented by 608,374,525 shares, all common shares, without par value, which is divided into: (a) the 606,407,693 subscribed and paid shares; and (b) 1,966,832 shares pending of subscription and payment, of which: (i) 1,500,000 shares are allocated to compensation stock option plan; And (ii) 466,832 correspond to the balance of shares pending of placement of the last capital increase approved at the extraordinary meeting of shareholders of August 18, 2016.

The Board of the Company is composed of nine members who are elected every two years by the ordinary shareholders' meeting. The Board meets in regular monthly sessions and in extraordinary sessions as the corporate needs demand. Of the nine board members, three form part of its Directors’ Committee which fulfills both the role foreseen in the Corporations Law and the functions of the Audit Committee required by the Sarbanes Oxley Law of the United States of America and the respective regulations of the SEC.

The majority shareholder of the Company is the Cueto Group, which through Costa Verde Aeronáutica S.A., Costa Verde Aeronáutica SpA, Costa Verde Aeronáutica Tres SpA, Inversiones Nueva Costa Verde Aeronáutica Ltda., Inversiones Priesca Dos y Cía. Ltda., Inversiones Caravia Dos y Cía. Ltda., Inversiones El Fano Dos y Cía. Ltda., Inversiones La Espasa Dos S.A. and Inversiones La Espasa Dos y Cía. Ltda., owns 27.91% of the shares issued by the Company, and therefore is the controlling shareholder of the Company in accordance with the provisions of the letter b) of Article 97 and Article 99 of the Securities Market Law, given that there is a decisive influence on its administration.

As of September 30, 2017, the Company had a total of 1,512 registered shareholders. At that date approximately 4.20% of the Company’s share capital was in the form of ADRs.

For the period ended September 30, 2017, the Company had an average of 43,795 employees, ending this period with a total of 42,713 employees, spread over 6,959 Administrative employees, 4,730 in Maintenance, 15,062 in Operations, 8,772 in Cabin Crew, 3,845 in Controls Crew, and 3,345 in Sales.

The main subsidiaries included in these consolidated financial statements are as follows:

a)	Participation rate

		Country	Functional	As September 30, 2017			As December 31, 2016
Tax No.	Company	of origin	Currency	Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%
				Unaudited
96.518.860-6	Latam Travel Chile S.A. and Subsidary (*)	Chile	ThU$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
96.763.900-1	Inmobiliaria Aeronáutica S.A.	Chile	ThU$	99.0100	0.9900	100.0000	99.0100	0.9900	100.0000
96.969.680-0	Lan Pax Group S.A. and Subsidiaries	Chile	ThU$	99.8361	0.1639	100.0000	99.8361	0.1639	100.0000
Foreign	Lan Perú S.A.	Peru	ThU$	49.0000	21.0000	70.0000	49.0000	21.0000	70.0000
93.383.000-4	Lan Cargo S.A.	Chile	ThU$	99.8939	0.0041	99.8980	99.8939	0.0041	99.8980
Foreign	Connecta Corporation	U.S.A.	ThU$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Prime Airport Services Inc. and Subsidary	U.S.A.	ThU$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.951.280-7	Transporte Aéreo S.A.	Chile	ThU$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Laser Cargo S.R.L.	Argentina	ARS	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Lan Cargo Overseas Limited and Subsidiaries	Bahamas	ThU$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidary	Chile	ThU$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.575.810-0	Inversiones Lan S.A. and Subsidiaries	Chile	ThU$	99.7100	0.2900	100.0000	99.7100	0.2900	100.0000
96.847.880-K	Technical Trainning LATAM S.A.	Chile	CLP	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000
Foreign	Latam Finance Limited	Cayman Islands	ThU$	100.0000	0.0000	100.0000	0.0000	0.0000	0.0000
Foreign	TAM S.A. and Subsidiaries (**)	Brazil	BRL	63.0901	36.9099	100.0000	63.0901	36.9099	100.0000

(*)	In June 2016, Lantours Division de Servicios Terrestres S.A. changes its name to Latam Travel Chile S.A.
(**)	As of September 30, 2017, indirect ownership participation on TAM S.A and subsidiaries is from Holdco I S.A., LATAM is entitled to 99,9983% of the economic rights and 49% of the rights politicians product of provisional measure No. 714 of the Brazilian government that allows foreign capital to have up to 49% of the property.

2

Thus, since April 2016, LATAM Airlines Group S.A. owns 901 voting shares of Holdco I S.A., equivalent to 49% of the total shares with voting rights of said company and TEP Chile S.A. owns 938 voting shares of Holdco I S.A., equivalent to 51% of the total voting shares of that company.

b)	Financial Information

		Statement of financial position						Net Income
								For the periods ended
		As of September 30, 2017			As of December 31, 2016			September 30,
								2017	2016
Tax No.	Company	Assets	Liabilities	Equity	Assets	Liabilities	Equity	Gain /(loss)
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited						Unaudited
96.518.860-6	Latam Travel Chile S.A. and Subsidary (*)	5,752	1,875	3,877	5,468	2,727	2,741	1,136	2,143
96.763.900-1	Inmobiliaria Aeronáutica S.A.	36,948	8,008	28,940	36,756	8,843	27,913	1,028	800
96.969.680-0	Lan Pax Group S.A. and Subsidiaries (**)	500,917	1,098,903	(590,050)	475,763	1,045,761	(561,472)	(36,819)	(40,342)
Foreign	Lan Perú S.A.	367,903	346,916	20,987	306,111	294,912	11,199	9,789	1,847
93.383.000-4	Lan Cargo S.A.	586,055	395,777	190,278	480,908	239,728	241,180	(52,376)	(19,086)
Foreign	Connecta Corporation	36,602	19,910	16,692	31,981	23,525	8,456	8,235	7,571
Foreign	Prime Airport Services Inc. and Subsidary (**)	9,759	13,249	(3,490)	7,385	11,294	(3,909)	418	(255)
96.951.280-7	Transporte Aéreo S.A.	354,747	111,811	242,936	340,940	124,805	216,135	25,214	3,177
96.631.520-2	Fast Air Almacenes de Carga S.A.	11,141	3,912	7,229	10,023	3,645	6,378	419	557
Foreign	Laser Cargo S.R.L.	20	30	(10)	21	32	(11)	2	-
Foreign	Lan Cargo Overseas Limited and Subsidiaries (**)	60,225	34,269	20,860	54,092	35,178	15,737	5,490	1,605
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidary (**)	137,313	146,302	(8,296)	80,644	95,747	(13,506)	5,205	(309)
96.575.810-0	Inversiones Lan S.A. and Subsidiaries (**)	16,346	9,965	6,278	10,971	6,452	4,452	1,671	1,608
96.847.880-K	Technical Trainning LATAM S.A.	1,768	411	1,357	1,745	284	1,461	(132)	522
Foreign	Latam Finance Limited	700,876	720,269	(19,393)	-	-	-	(19,393)	-
Foreign	TAM S.A. and Subsidiaries (**)	4,709,192	3,984,844	636,430	5,287,286	4,710,308	495,562	117,256	22,345

(*)	In June 2016, Lantours Division of Terrestrial Services S.A. Changed its name to Latam Travel Chile S.A.

(**)	The Equity reported corresponds to Equity attributable to owners of the parent, it does not include Non-controlling interest.

Additionally, we have proceeded to consolidate the following special purpose entities: 1. Chercán Leasing Limited created to finance the pre-delivery payments on aircraft; 2. Guanay Finance Limited created to issue a bond collateralized with future credit card receivables; 3. Private investment funds and 4. Avoceta Leasing Limited created to finance the pre-delivery payments on aircraft. These companies have been consolidated as required by IFRS 10.

All the entities controlled have been included in the consolidation.

Changes in the scope of consolidation between January 1, 2016 and September 30, 2017, are detailed below:

(1)	Incorporation or acquisition of companies

-	On January 2016, the increase in the share capital and statutory amendment for the purpose of creating a new class of shares of Lan Argentina SA, a subsidiary of Lan Pax Group SA, for a total amount was registered in the Public Registry of Commerce. of 90,000,000 nominated "C" class shares not endorsable and without the right to vote. Lan Pax Group S.A. participated in this capital increase, modifying its ownership to 4.87%, as a result of which, the indirect participation of LATAM Airlines Group S.A. increases to 99.8656%.

3

-	On April 1, 2016, Multiplus Corretora de Seguros Ltda. was created, the ownership of which corresponds to 99.99% of Multiplus S.A. direct subsidiary of TAM S.A.

-	On September 2016, Latam Finance Limited, a wholly-owned subsidiary of LATAM Airlines Group S.A., was created. Company operation started on April 2017.

-	As of September 30, 2017, Inversiones LAN S.A., subsidiary of LATAM Airlines Group S.A., acquired 4,951 shares of Aerovías de Integración Regional Aires S.A. a non-controlling shareholder, equivalent to 0.09498%, consequently, the indirect participation of LATAM Airlines Group S.A. increases to 99.19414%

(2)	Dissolution of companies

-	During the period 2016, Lan Chile Investments Limited, subsidiary of LATAM Airlines Group S.A.; and Aircraft International Leasing Limited, subsidiary of Lan Cargo S.A., were dissolved.

(3)	Disappropriation of companies.

-	On May 5, 2017 Lan Pax Group S.A. and Inversiones Lan S.A., both subsidiaries of LATAM Airlines Group S.A., as sellers, and Talma Servicios Aeroportuarios S.A. and Inversiones Talma S.A.C., as purchasers, entered into a purchase agreement with respect to 100% of the capital stock of Rampas Andes Airport Services S.A.

-	The sale value of Rampas Andes Airport Services S.A. it was of ThUS $ 8,624.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.

2.1.	Basis of Preparation

The consolidated financial statements of LATAM Airlines Group S.A. for the period ended September 30, 2017, have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (“IASB”) incorporated therein and with the interpretations issued by the International Financial Reporting Standards Interpretations Committee (IFRIC).

The consolidated financial statements have been prepared under the historic-cost criterion, although modified by the valuation at fair value of certain financial instruments.

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to use its judgment in applying the Company’s accounting policies. Note 4 shows the areas that imply a greater degree of judgment or complexity or the areas where the assumptions and estimates are significant to the consolidated financial statements. These interim consolidated financial statements have been prepared under IAS 34.

4

During 2016 the Company recorded out of period adjustments resulting in an aggregate net decrease of US$ 18.2 million to "Net income (loss) for the period" for the year ended December 31, 2016. These adjustments include US$ 39.5 million (loss) resulting from an account reconciliation process initiated after the Company's afiliate TAM S.A. and its subsidiaries completed the implementation of the SAP system. A further US$ 11.0 million (loss) reflect adjustments related to foreign exchange differences, also relating to the Company's subsidiaries in Brazil. The balance of US$ 32.3 million (gain) includes principally the adjustment of unclaimed fees for expired tickets for the Company and its affiliates outside Brazil. Management of TAM S.A. has concluded that the out of period adjustments that have been identified are material to the 2015 financial statements of TAM S.A., which should therefore require a restatement in Brazil. However, Management of LATAM has evaluated the impact of all out of period adjustments, both individually and in the aggregate, and concluded that due to their relative size and to qualitative factors they are not material to the annual consolidated financial statements for 2016 of Latam Airlines Group S.A. or to any previously reported consolidated financial statements, therefore no restatement or revision is necessary.

In order to facilitate comparison, some minor reclassifications have been made to the consolidated financial statements for the previous year.

(a)	Accounting pronouncements with implementation effective from January 1, 2017:

(i) Standards and amendments	Date of issue	Mandatory Application: Annual periods beginning on or after

Amendment to IAS 7: Statement of cash flows.	january 2016	01/01/2017

Amendment to IAS 12: Income tax	january 2016	01/01/2017

(ii) Improvements	Date of issue	Mandatory Application: Annual periods beginning on or after

Improvements to International Financial Reporting Standards (2014-2016 cycle): IFRS 12 Disclosure of interests in other entities.	december 2016	01/01/2017

The application of standards, amendments, interpretations and improvements had no material impact on the consolidated financial statements of the Company.

5

(b)        Accounting pronouncements not yet in force for financial years beginning on January 1, 2017 and which has not been effected early adoption

(i) Standards and amendments	Date of issue	Mandatory Application: Annual periods beginning on or after

IFRS 9: Financial instruments.	December 2009	01/01/2018

Amendment to IFRS 9: Financial instruments.	November 2013	01/01/2018

IFRS 15: Revenue from contracts with customers (1).	May 2014	01/01/2018

Amendment to IFRS 15: Revenue from contracts with customers.	April 2016	01/01/2018

Amendment to IFRS 2: Share-based payments	June 2016	01/01/2018

Amendment to IFRS 4: Insurance contracts.	September 2016	01/01/2018

Amendment to IAS 40: Investment property	December 2016	01/01/2018

IFRS 16: Leases (2).	January 2016	01/01/2019

IFRS 17: Insurance Contracts	May 2017	01/01/2021

Amendment to IFRS 10: Consolidated financial statements and IAS 28 Investments in associates and joint ventures.	September 2014	To be determined

(ii) Improvements

Improvements to International Financial Reporting Standards. (cycle 2014-2016) IFRS 1: First-time adoption of international financial reporting standards and IAS 28 investments in associates and joint ventures.

	December 2016	01/01/2018

(iii) Interpretations

IFRIC 22: Foreign currency transactions and advance consideration	December 2016	01/01/2018

IFRIC 23: Uncertain tax positions	June 2017	01/01/2019

The Company’s management believes that the adoption of the standards, amendments and interpretations described above but not yet effective would not have a significant impact on the Company’s consolidated financial statements in the year of their first application, except for IFRS 15 and IFRS 16:

6

(1)	IFRS 15 Revenue from Contracts with Customers supersedes actual standard for revenue recognition that actually uses the Company, as IAS 18 Revenue and IFRIC 13 Customer Loyalty Programmes. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This standards supersedes IFRS 15 supersedes, IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers; and SIC-31 Revenue - Barter Transactions Involving Advertising Services.

We are evaluating the impact that the adoption of the new revenue recognition rule will have on the consolidated financial statements. Some interpretations are being analyzed and could have a significant impact during implementation. Currently, we believe that adoption will not have a significant impact on passenger and cargo revenue. However, the impact on income and passive by the frequent traveler program, is still under analysis.

(2)	The IFRS 16 Leases add important changes in the accounting for lessees by introducing a similar treatment to financial leases for all operating leases with a term of more than 12 months. This mean, in general terms, that an asset should be recognized for the right to use the underlying leased assets and a liability representing its present value of payments associate to the agreement. Monthly leases payments will be replace by the asset depreciation and a financial cost in the income statement.

We are evaluating the impact that the adoption of the new lease rule will have on the consolidated financial statements. Some interpretations are being analyzed and could have a significant impact during implementation. Currently, we believe that the adoption of this new standard will have a significant impact on the consolidated statement of financial position due to the recording of an asset for right of use and a liability, corresponding to the recording of the leases that are currently registered as operating leases.

LATAM Airlines Group S.A. and subsidiaries are still assessing these standard to determinate the effect on their Financial Statements, covenants and other financial indicators.

2.2.	Basis of Consolidation

(a)	Subsidiaries

Subsidiaries are all the entities (including special-purpose entities) over which the Company has the power to control the financial and operating policies, which are generally accompanied by a holding of more than half of the voting rights. In evaluating whether the Company controls another entity, the existence and effect of potential voting rights that are currently exercisable or convertible at the date of the consolidated financial statements are considered. The subsidiaries are consolidated from the date on which control is passed to the Company and they are excluded from the consolidation on the date they cease to be so controlled. The results and flows are incorporated from the date of acquisition.

Balances, transactions and unrealized gains on transactions between the Company’s entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment loss of the asset transferred. When necessary in order to ensure uniformity with the policies adopted by the Company, the accounting policies of the subsidiaries are modified.

7

To account for and identify the financial information to be revealed when carrying out a business combination, such as the acquisition of an entity by the Company, shall apply the acquisition method provided for in IFRS 3: Business combination.

(b)	Transactions with non-controlling interests

The Company applies the policy of considering transactions with non-controlling interests, when not related to loss of control, as equity transactions without an effect on income.

(c)	Sales of subsidiaries

When a subsidiary is sold and a percentage of participation is not retained, the Company derecognizes assets and liabilities of the subsidiary, the non-controlling and other components of equity related to the subsidiary. Any gain or loss resulting from the loss of control is recognized in the consolidated income statement in Other gains (losses).

If LATAM Airlines Group S.A. and Subsidiaries retain an ownership of participation in the sold subsidiary, and does not represent control, this is recognized at fair value on the date that control is lost, the amounts previously recognized in Other comprehensive income are accounted as if the Company had disposed directly from the assets and related liabilities, which can cause these amounts are reclassified to profit or loss. The percentage retained valued at fair value is subsequently accounted using the equity method.

(d)	Investees or associates

Investees or associates are all entities over which LATAM Airlines Group S.A. and Subsidiaries have significant influence but have no control. This usually arises from holding between 20% and 50% of the voting rights. Investments in associates are booked using the equity method and are initially recognized at their cost.

2.3.	Foreign currency transactions

(a)	Presentation and functional currencies

The items included in the financial statements of each of the entities of LATAM Airlines Group S.A. and Subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of LATAM Airlines Group S.A. is the United States dollar which is also the presentation currency of the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

(b)	Transactions and balances

Foreign currency transactions are translated to the functional currency using the exchange rates on the transaction dates. Foreign currency gains and losses resulting from the liquidation of these transactions and from the translation at the closing exchange rates of the monetary assets and liabilities denominated in foreign currency are shown in the consolidated statement of income by function except when deferred in Other comprehensive income as qualifying cash flow hedges.

8

(c)	Group entities

The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency other than the presentation currency are translated to the presentation currency as follows:

(i)       Assets and liabilities of each consolidated statement of financial position presented are translated at the closing exchange rate on the consolidated statement of financial position date;

(ii)       The revenues and expenses of each income statement account are translated at the exchange rates prevailing on the transaction dates, and

(iii)       All the resultant exchange differences by conversion are shown as a separate component in other comprehensive income.

The exchange rates used correspond to those fixed in the country where the subsidiary is located, whose functional currency is different to the U.S. dollar.

Adjustments to the Goodwill and fair value arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing exchange rate or period informed.

2.4.	Property, plant and equipment

The land of LATAM Airlines Group S.A. and Subsidiaries, are recognized at cost less any accumulated impairment loss. The rest of the Properties, plants and equipment are recorded, both in their initial recognition and in their subsequent measurement, at their historical cost less the corresponding depreciation and any loss due to deterioration.

The amounts of advances paid to the aircraft manufacturers are activated by the Company under Construction in progress until they are received.

Subsequent costs (replacement of components, improvements, extensions, etc.) are included in the value of the initial asset or are recognized as a separate asset, only when it is probable that the future economic benefits associated with the elements of property, plant and equipment , they will flow to the Company and the cost of the item can be determined reliably. The value of the replaced component is written off. The rest of the repairs and maintenance are charged to the result of the year in which they are incurred.

The depreciation of the properties, plants and equipment is calculated using the linear method over their estimated technical useful lives; except in the case of certain technical components which are depreciated on the basis of cycles and hours flown.

The residual value and the useful life of the assets are reviewed and adjusted, if necessary, once a year.

When the value of an asset exceeds its estimated recoverable amount, its value is immediately reduced to its recoverable amount (Note 2.8).

Losses and gains from the sale of property, plant and equipment are calculated by comparing the consideration with the book value and are included in the consolidated statement of income.

9

2.5.	Intangible assets other than goodwill

(a)	Airport slots and Loyalty program

Airport slots and the Coalition and Loyalty program are intangible assets of indefinite useful life and are subject to impairment tests annually as an integral part of each CGU, in accordance with the premises that are applicable, included as follows:

Airport slots – Air transport CGU

Loyalty program – Coalition and loyalty program Multiplus CGU (See Note 16)

The airport slots correspond to an administrative authorization to carry out operations of arrival and departure of aircraft at a specific airport, within a specified period.

The Loyalty program corresponds to the system of accumulation and redemption of points that has developed Multiplus S.A., subsidiary of TAM S.A.

The Brands, airport Slots and Loyalty program were recognized in fair values determined in accordance with IFRS 3, as a consequence of the business combination with TAM and Subsidiaries.

(b)	Computer software

Licenses for computer software acquired are capitalized on the basis of the costs incurred in acquiring them and preparing them for using the specific software. These costs are amortized over their estimated useful lives, for which the Company has been defined useful lives between 3 and 10 years.

Expenses related to the development or maintenance of computer software which do not qualify for capitalization, are shown as an expense when incurred. The personnel costs and others costs directly related to the production of unique and identifiable computer software controlled by the Company, are shown as intangible Assets others than Goodwill when they have met all the criteria for capitalization.

(c)	Brands

The Brands were acquired in the business combination with TAM S.A. And Subsidiaries and recognized at fair value under IFRS. During the year 2016, the estimated useful life of the brands change from an indefinite useful life to a five-year period, the period in which the value of the brands will be amortized (See Note 15).

2.6.	Goodwill

Goodwill represents the excess of acquisition cost over the fair value of the Company’s participation in the net identifiable assets of the subsidiary or associate on the acquisition date. Goodwill related to acquisition of subsidiaries is not amortized but tested for impairment annually or each time that there is evidence of impairment. Gains and losses on the sale of an entity include the book amount of the goodwill related to the entity sold.

10

2.7.	Borrowing costs

Interest costs incurred for the construction of any qualified asset are capitalized over the time necessary for completing and preparing the asset for its intended use. Other interest costs are recognized in the consolidated income statement when they are accrued.

2.8.	Losses for impairment of non-financial assets

Intangible assets that have an indefinite useful life, and developing IT projects, are not subject to amortization and are subject to annual testing for impairment. Assets subject to amortization are subjected to impairment tests whenever any event or change in circumstances indicates that the book value of the assets may not be recoverable. An impairment loss is recorded when the book value is greater than the recoverable amount. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. In evaluating the impairment, the assets are grouped at the lowest level for which cash flows are separately identifiable (CGUs). Non-financial assets other than goodwill that have suffered an impairment loss are reviewed if there are indicators of reverse losses at each reporting date.

2.9.	Financial assets

The Company classifies its financial instruments in the following categories: financial assets at fair value through profit and loss and loans and receivables. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at the time of initial recognition, which occurs on the date of transaction.

(a)	Financial assets at fair value through profit and loss

Financial assets at fair value through profit and loss are financial instruments held for trading and those which have been designated at fair value through profit or loss in their initial classification. A financial asset is classified in this category if acquired mainly for the purpose of being sold in the near future or when these assets are managed and measured using fair value. Derivatives are also classified as held for trading unless they are designated as hedges. The financial assets in this category and have been designated initial recognition through profit or loss, are classified as Cash and cash equivalents and Other current financial assets and those designated as instruments held for trading are classified as Other current and non-current financial assets.

(b)	Loans and receivables

Loans and receivables are non-derivative financial instruments with fixed or determinable payments not traded on an active market. These items are classified in current assets except for those with maturity over 12 months from the date of the consolidated statement of financial position, which are classified as non-current assets. Loans and receivables are included in trade and other accounts receivable in the consolidated statement of financial position (Note 2.12).

The regular purchases and sales of financial assets are recognized on the trade date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or losses are initially recognized at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

11

The financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest rate method.

At the date of each consolidated statement of financial position, the Company assesses if there is objective evidence that a financial asset or group of financial assets may have suffered an impairment loss.

2.10.	Derivative financial instruments and hedging activities

Derivatives are booked initially at fair value on the date the derivative contracts are signed and later they continue to be valued at their fair value. The method for booking the resultant loss or gain depends on whether the derivative has been designated as a hedging instrument and if so, the nature of the item hedged. The Company designates certain derivatives as:

(a)	Hedge of the fair value of recognized assets (fair value hedge);

(b)	Hedge of an identified risk associated with a recognized liability or an expected highly- Probable transaction (cash-flow hedge), or

(c)	Derivatives that do not qualify for hedge accounting.

The Company documents, at the inception of each transaction, the relationship between the hedging instrument and the hedged item, as well as its objectives for managing risk and the strategy for carrying out various hedging transactions. The Company also documents its assessment, both at the beginning and on an ongoing basis, as to whether the derivatives used in the hedging transactions are highly effective in offsetting the changes in the fair value or cash flows of the items being hedged.

The total fair value of the hedging derivatives is booked as Other non-current financial asset or liability if the remaining maturity of the item hedged is over 12 months, and as an other current financial asset or liability if the remaining term of the item hedged is less than 12 months.

Derivatives not booked as hedges are classified as Other financial assets or liabilities.

(a)	Fair value hedges

Changes in the fair value of designated derivatives that qualify as fair value hedges are shown in the consolidated statement of income, together with any change in the fair value of the asset or liability hedged that is attributable to the risk being hedged.

(b)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is shown in the statement of other comprehensive income. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income under other gains (losses). Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss.

12

In case of variable interest-rate hedges, the amounts recognized in the statement of other comprehensive income are reclassified to results within financial costs at the same time the associated debts accrue interest.

For fuel price hedges, the amounts shown in the statement of other comprehensive income are reclassified to results under the line item Cost of sales to the extent that the fuel subject to the hedge is used.

For foreign currency hedges, the amounts recognized in the statement of other comprehensive income are reclassified to income as deferred revenue resulting from the use of points, are recognized as Income.

When hedging instruments mature or are sold or when they do not meet the requirements to be accounted for as hedges, any gain or loss accumulated in the statement of Other comprehensive income until that moment remains in the statement of other comprehensive income and is reclassified to the consolidated statement of income when the hedged transaction is finally recognized. When it is expected that the hedged transaction is no longer going to occur, the gain or loss accumulated in the statement of other comprehensive income is taken immediately to the consolidated statement of income as “Other gains (losses)”.

(c)	Derivatives not booked as a hedge

The changes in fair value of any derivative instrument that is not booked as a hedge are shown immediately in the consolidated statement of income in “Other gains (losses)”.

2.11.	Inventories

Inventories, detailed in Note 10, are shown at the lower of cost and their net realizable value. The cost is determined on the basis of the weighted average cost method (WAC). The net realizable value is the estimated selling price in the normal course of business, less estimated costs necessary to make the sale.

2.12.	Trade and other accounts receivable

Trade accounts receivable are shown initially at their fair value and later at their amortized cost in accordance with the effective interest rate method, less the allowance for impairment losses. An allowance for impairment loss of trade accounts receivable is made when there is objective evidence that the Company will not be able to recover all the amounts due according to the original terms of the accounts receivable.

The existence of significant financial difficulties on the part of the debtor, the probability that the debtor is entering bankruptcy or financial reorganization and the default or delay in making payments are considered indicators that the receivable has been impaired. The amount of the provision is the difference between the book value of the assets and the present value of the estimated future cash flows, discounted at the original effective interest rate. The book value of the asset is reduced by the amount of the allowance and the loss is shown in the consolidated statement of income in Cost of sales. When an account receivable is written off, it is charged to the allowance account for accounts receivable.

13

2.13.	Cash and cash equivalents

Cash and cash equivalents include cash and bank balances, time deposits in financial institutions, and other short-term and highly liquid investments.

2.14.	Capital

The common shares are classified as net equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in net equity as a deduction from the proceeds received from the placement of shares.

2.15.	Trade and other accounts payables

Trade payables and other accounts payable are initially recognized at fair value and subsequently at amortized cost.

2.16.	Interest-bearing loans

Financial liabilities are shown initially at their fair value, net of the costs incurred in the transaction. Later, these financial liabilities are valued at their amortized cost; any difference between the proceeds obtained (net of the necessary arrangement| costs) and the repayment value, is shown in the consolidated statement of income during the term of the debt, according to the effective interest rate method.

Financial liabilities are classified in current and non-current liabilities according to the contractual payment dates of the nominal principal.

2.17.	Current and deferred taxes

The expense by current tax is comprised of income and deferred taxes.

The charge for current tax is calculated based on tax laws in force on the date of statement of financial position, in the countries in which the subsidiaries and associates operate and generate taxable income.

Deferred taxes are calculated using the liability method, on the temporary differences arising between the tax bases of assets and liabilities and their book values. However, if the temporary differences arise from the initial recognition of a liability or an asset in a transaction different from a business combination that at the time of the transaction does not affect the accounting result or the tax gain or loss, they are not booked. The deferred tax is determined using the tax rates (and laws) that have been enacted or substantially enacted at the consolidated financial statements close, and are expected to apply when the related deferred tax asset is realized or the deferred tax liability discharged.

Deferred tax assets are recognized when it is probable that there will be sufficient future tax earnings with which to compensate the temporary differences.

14

The tax (current and deferred) is recognized in income by function, unless it relates to an item recognized in other comprehensive income, directly in equity or from business combination. In that case the tax is also recognized in other comprehensive income, directly in income by function or goodwill, respectively.

2.18.	Employee benefits

(a)	Personnel vacations

The Company recognizes the expense for personnel vacations on an accrual basis.

(b)	Share-based compensation

The compensation plans implemented based on the shares of the Company are recognized in the consolidated financial statements in accordance with IFRS 2: Share-based payments, for plans based on the granting of options, the effect of fair value is recorded in equity with a charge to remuneration in a linear manner between the date of grant of said options and the date on which they become irrevocable, for the plans considered as cash settled award the fair value, updated as of the closing date of each reporting period, is recorded as a liability with charge to remuneration.

(c)	Post-employment and other long-term benefits

Provisions are made for these obligations by applying the method of the projected unit credit method, and taking into account estimates of future permanence, mortality rates and future wage increases determined on the basis of actuarial calculations. The discount rates are determined by reference to market interest-rate curves. Actuarial gains or losses are shown in other comprehensive income.

(d)	Incentives

The Company has an annual incentives plan for its personnel for compliance with objectives and individual contribution to the results. The incentives eventually granted consist of a given number or portion of monthly remuneration and the provision is made on the basis of the amount estimated for distribution.

2.19.	Provisions

Provisions are recognized when:

(i)	The Company has a present legal or implicit obligation as a result of past events;

(ii)	It is probable that payment is going to be necessary to settle an obligation; and

(iii)	The amount has been reliably estimated.

15

2.20.	Revenue recognition

Revenues include the fair value of the proceeds received or to be received on sales of goods and rendering services in the ordinary course of the Company’s business. Revenues are shown net of refunds, rebates and discounts.

(a)	Rendering of services

(i)	Passenger and cargo transport

The Company shows revenue from the transportation of passengers and cargo once the service has been provided.

Consistent with the foregoing, the Company presents the deferred revenues, generated by anticipated sale of flight tickets and freight services, in heading other non - financial liabilities in the Statement of Financial Position.

(ii)	Frequent flyer program

The Company currently has a frequent flyer programs, whose objective is customer loyalty through the delivery of kilometers or points fly whenever the programs holders make certain flights, use the services of entities registered with the program or make purchases with an associated credit card. The kilometers or points earned can be exchanged for flight tickets or other services of associated entities.

The consolidated financial statements include liabilities for this concept (deferred income), according to the estimate of the valuation established for the kilometers or points accumulated pending use at that date, in accordance with IFRIC 13: Customer loyalty programs.

(iii)	Other revenues

The Company records revenues for other services when these have been provided.

(b)	Dividend income

Dividend income is booked when the right to receive the payment is established.

2.21.	Leases

(a)	When the Company is the lessee – financial lease

The Company leases certain Property, plant and equipment in which it has substantially all the risk and benefits deriving from the ownership; they are therefore classified as financial leases. Financial leases are initially recorded at the lower of the fair value of the asset leased and the present value of the minimum lease payments.

Every lease payment is separated between the liability component and the financial expenses so as to obtain a constant interest rate over the outstanding amount of the debt. The corresponding leasing obligations, net of financial charges, are included in other financial liabilities. The element of interest in the financial cost is charged to the consolidated statement of income over the lease period so that it produces a constant periodic rate of interest on the remaining balance of the liability for each year. The asset acquired under a financial lease is depreciated over its useful life and is included in Property, plant and equipment.

16

(b)	When the Company is the lessee – operating lease

Leases, in which the lessor retains an important part of the risks and benefits deriving from ownership, are classified as operating leases. Payments with respect to operating leases (net of any incentive received from the lessor) are charged in the consolidated statement of income on a straight-line basis over the term of the lease.

2.22.	Non-current assets or disposal groups classified as held for sale

Non-current assets (or disposal groups) classified as assets held for sale are shown at the lesser of their book value and the fair value less costs to sell.

2.23.	Maintenance

The costs incurred for scheduled heavy maintenance of the aircraft’s fuselage and engines are capitalized and depreciated until the next maintenance. The depreciation rate is determined on technical grounds, according to the use of the aircraft expressed in terms of cycles and flight hours.

In case of own aircraft or under financial leases, these maintenance cost are capitalized as Property, plant and equipment, while in the case of aircraft under operating leases, a liability is accrued based on the use of the main components is recognized, since a contractual obligation with the lessor to return the aircraft on agreed terms of maintenance levels exists. These are recognized as Cost of sales.

Additionally, some leases establish the obligation of the lessee to make deposits to the lessor as a guarantee of compliance with the maintenance and return conditions. These deposits, often called maintenance reserves, accumulate until a major maintenance is performed, once made, the recovery is requested to the lessor. At the end of the contract period, there is comparison between the reserves that have been paid and required return conditions, and compensation between the parties are made if applicable.

The unscheduled maintenance of aircraft and engines, as well as minor maintenance, are charged to results as incurred.

2.24.	Environmental costs

Disbursements related to environmental protection are charged to results when incurred.

17

NOTE 3 - FINANCIAL RISK MANAGEMENT

3.1.	Financial risk factors

The Company is exposed to different financial risks: (a) market risk, (b) credit risk, and (c) liquidity risk. The program overall risk management of the Company aims to minimize the adverse effects of financial risks affecting the company.

(a)	Market risk

Due to the nature of its operations, the Company is exposed to market factors such as: (i) fuel-price risk, (ii) exchange -rate risk, and (iii) interest -rate risk.

The Company has developed policies and procedures for managing market risk, which aim to identify, quantify, monitor and mitigate the adverse effects of changes in market factors mentioned above.

For this, the Administration monitors the evolution of price levels and rates, and quantifies their risk exposures (Value at Risk), and develops and implements hedging strategies.

(i)	Fuel-price risk:

Exposition:

For the execution of its operations the Company purchases a fuel called Jet Fuel grade 54 USGC, which is subject to the fluctuations of international fuel prices.

Mitigation:

To cover the risk exposure fuel, the Company operates with derivative instruments (swaps and options) whose underlying assets may be different from Jet Fuel, being possible use West Texas Intermediate (“WTI”) crude, Brent (“BRENT”) crude and distillate Heating Oil (“HO”), which have a high correlation with Jet Fuel and high liquidity.

Fuel Hedging Results:

During the period ended September 30, 2017, the Company recognized losses of US $ 1.9 million for fuel net premium coverage. During the same period of 2016, the Company recognized losses of US $ 52.5 million for the same concept.

As of September 30, 2017, the market value of fuel positions amounted to US $ 16.8 million (positive). At the end of December 2016, this market value was US $ 8.1 million (positive).

The following tables show the level of hedge for different periods:

Positions as of September 30, 2017 (Unaudited )(*)	Maturities
	Q417	Total
Percentage of coverage over the expected volume of consumption	33%	20%

(*)   The volume shown in the table considers all the hedging instruments (swaps and options).

18

Positions as of December 31, 2016 (*)	Maturities
	Q117	Q217	Total
Percentage of coverage over the expected volume of consumption	21%	16%	18%

(*) The volume shown in the table considers all the hedging instruments (swaps and options).

Sensitivity analysis

A drop in fuel price positively affects the Company through a reduction in costs. However, also negatively affects contracted positions as these are acquired to protect the Company against the risk of a rise in price. The policy therefore is to maintain a hedge-free percentage in order to be competitive in the event of a drop in price.

The current hedge positions they are booked as cash flow hedge contracts, so a variation in the fuel price has an impact on the Company’s net equity.

The following table shows the sensitivity analysis of the financial instruments according to reasonable changes in the fuel price and their effect on equity. The term of the projection was defined until the end of the last current fuel hedge contract, being the last business day of the fourth quarter of 2017.

The calculations were made considering a parallel movement of US$ 5 per barrel in the curve of the BRENT and JET crude futures benchmark price at the end of September 2017 and the end of December, 2016.

	Positions as of September 30, 2017	Positions as of December 31, 2016
Benchmark price	effect on equity	effect on equity
(US$ per barrel)	(millions of US$)	(millions of US$)
Unaudited
+5	+2.0	+3.12
-5	- 4.7	-4.78

Given the structure of fuel coverage during the first three quarters of 2017, which considers a hedge-free portion, a vertical drop of 5 dollars in the JET reference price (considered as the monthly average), would have meant an approximate impact US $ 68.2 million of lower fuel costs. For the first three quarters of 2017, a vertical rise of $ 5 in the JET reference price (considered as the monthly average) would have meant an impact of approximately US $ 71.9 million of higher fuel costs.

(ii)	Foreign exchange rate risk:

Exposition:

The functional and presentation currency of the Financial Statements of the Parent Company is the US dollar, so that the risk of the Transactional and Conversion exchange rate arises mainly from the Company's business, strategic and accounting operating activities that are expressed in a monetary unit other than the functional currency.

19

The subsidiaries of LATAM are also exposed to foreign exchange risk whose impact affects the Company's Consolidated Income.

The largest operational exposure to LATAM's exchange risk comes from the concentration of businesses in Brazil, which are mostly denominated in Brazilian Real (BRL), and are actively managed by the company.

At a lower concentration, the Company is also exposed to the fluctuation of other currencies, such as: euro, pound sterling, Australian dollar, Colombian peso, Chilean peso, Argentine peso, Paraguayan guarani, Mexican peso, Peruvian nuevo sol and New Zealand dollar.

Mitigation:

The Company mitigates currency risk exposures by contracting derivative instruments or through natural hedges or execution of internal operations.

FX Hedging Results:

In order to reduce the exposure to the exchange rate risk in the operational cash flows of 2016 and 2017, and to ensure the operating margin, LATAM makes hedges using FX derivatives.

As of September 30, 2017, the market value of FX derivative positions amounted to US $ 2.3 million (negative). At the end of December 2016, this market value was US $ 1.1 million (negative).

During the period ended September 30, 2017, the Company recognized losses of US $ 6.3 million for FX net premium coverage. During the same period of 2016, the company recognized losses of US $ 37.9 million for this concept.

As of September 30, 2017, the Company has contracted FX derivatives for US $ 160 million for BRL. By the end of December 2016, the company had contracted FX derivatives for US $ 60 million for BRL, and US $ 10 million for GBP.

Sensitivity analysis:

A depreciation of the R $ / US $ exchange rate, negatively affects the Company's operating cash flows, however, also positively affects the value of the positions of derivatives contracted.

FX derivatives are recorded as cash flow hedge contracts, therefore, a variation in the exchange rate has an impact on the market value of the derivatives, the changes of which affect the Company's net equity.

The following table shows the awareness of FX derivative instruments according to reasonable changes in the exchange rate and its effect on equity. The projection term was defined until the end of the last contract of coverage in force, being the last business day of the first quarter of the year 2018:

20

Appreciation (depreciation)*	Effect at September 30, 2017	Effect at December 31, 2016
of R$ /GBP	Millions of US$	Millions of US$
Unaudited
-10%	-4.7	-1.02
+10%	+10.6	+3.44

In the case of TAM S.A, whose functional currency is the Brazilian real, a large part of its liabilities are expressed in US dollars. Therefore, when converting financial assets and liabilities, from dollars to reais, they have an impact on the result of TAM S.A., which is consolidated in the Company's Income Statement.

The following table shows the variation of financial performance to appreciate or depreciate 10% exchange rate R$/US$:

Appreciation (depreciation)*	Effect at September 30, 2017	Effect at December 31, 2016
of R$/US$	Millons of US$	Millons of US$
Unaudited
-10%	+128.7	+119.2
+10%	-128.7	-119.2

(*) Appreciation (depreciation) of US$ regard to the covered currencies.

Effects of exchange rate derivatives in the Financial Statements

The profit or losses caused by changes in the fair value of hedging instruments are segregated between intrinsic value and temporary value. The intrinsic value is the actual percentage of cash flow covered, initially shown in equity and later transferred to income, while the hedge transaction is recorded in income. The temporary value corresponds to the ineffective portion of cash flow hedge which is recognized in the financial results of the Company (Note 19).

Due to the functional currency of TAM S.A. and Subsidiaries is the Brazilian real, the Company presents the effects of the exchange rate fluctuations in Other comprehensive income by converting the Statement of financial position and Income statement of TAM S.A. and Subsidiaries from their functional currency to the U.S. dollar, which is the presentation currency of the consolidated financial statement of LATAM Airlines Group S.A. and Subsidiaries. The Goodwill generated in the Business combination is recognized as an asset of TAM S.A. and Subsidiaries in Brazilian real whose conversion to U.S. dollar also produces effects in other comprehensive income.

The following table shows the change in Other comprehensive income recognized in Total equity in the case of appreciate or depreciate 10% the exchange rate R$/US$:

Appreciation (depreciation)	Effect at September 30, 2017	Effect at December 31, 2016
of R$/US$	Millions of US$	Millions of US$
Unaudited
-10%	+377.23	+351.04
+10%	-308.64	-287.22

21

(iii)	Interest -rate risk:

Exposition:

The Company is exposed to fluctuations in interest rates affecting the markets future cash flows of the assets, and current and future financial liabilities.

The Company is exposed in one portion to the variations of London Inter-Bank Offer Rate (“LIBOR”) and other interest rates of less relevance are Brazilian Interbank Deposit Certificate ("ILC"), and the Interest Rate Term of Brazil ("TJLP").

Mitigation:

In order to reduce the risk of an eventual rise in interest rates, the Company has signed interest-rate swap and call option contracts. Currently a 63% (63% at December 31, 2016) of the debt is fixed to fluctuations in interest rate.

Rate Hedging Results:

At September 30, 2017, the market value of the positions of interest rate derivatives amounted to US$ 8.4 million (negative). At end of December 2016 this market value was US$ 17.2 million (negative).

Sensitivity analysis:

The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible, based on current market conditions each date.

Increase (decrease)	Positions as of September 30, 2017	Positions as of September 30, 2016
futures curve	effect on profit or loss before tax	effect on profit or loss before tax
in libor 3 months	(millions of US$)	(millions of US$)
	Unaudited	Unaudited
+100 basis points	-30.14	-33.92
-100 basis points	+30.14	+33.92

Much of the current rate derivatives are registered for as hedges of cash flow, therefore, a variation in the exchange rate has an impact on the market value of derivatives, whose changes impact on the Company’s net equity.

The calculations were made increasing (decreasing) vertically 100 basis points of the three-month Libor futures curve, being both reasonably possible scenarios according to historical market conditions.

Increase (decrease)	Positions as of September 30, 2017	Positions as of December 31, 2016
futures curve	effect on equity	effect on equity
in libor 3 months	(millions of US$)	(millions of US$)
Unaudited
+100 basis points	+2.26	+3.93
-100 basis points	-2.31	-4.03

22

The assumptions of sensitivity calculation must assume that forward curves of interest rates do not necessarily reflect the real value of the compensation flows. Moreover, the structure of interest rates is dynamic over time.

During the periods presented, the Company has no registered amounts by ineffectiveness in consolidated statement of income for this kind of hedging.

(b)	Credit risk

Credit risk occurs when the counterparty to a financial agreement or instrument fails to discharge an obligation due or financial instrument, leading to a loss in market value of a financial instrument (only financial assets, not liabilities).

The Company is exposed to credit risk due to its operative and financial activities, including deposits with banks and financial institutions, investments in other kinds of instruments, exchange-rate transactions and the contracting of derivative instruments or options.

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently (mainly in case of operational activities in Brazil with travel agents).

As a way to mitigate credit risk related to financial activities, the Company requires that the counterparty to the financial activities remain at least investment grade by major Risk Assessment Agencies. Additionally the company has established maximum limits for investments which are monitored regularly.

(i)	Financial activities

Cash surpluses that remain after the financing of assets necessary for the operation are invested according to credit limits approved by the Company’s Board, mainly in time deposits with different financial institutions, private investment funds, short-term mutual funds, and easily-liquidated corporate and sovereign bonds with short remaining maturities. These investments are booked as Cash and cash equivalents and other current financial assets.

In order to reduce counterparty risk and to ensure that the risk assumed is known and managed by the Company, investments are diversified among different banking institutions (both local and international). The Company evaluates the credit standing of each counterparty and the levels of investment, based on (i) their credit rating, (ii) the equity size of the counterparty, and (iii) investment limits according to the Company’s level of liquidity. According to these three parameters, the Company chooses the most restrictive parameter of the previous three and based on this, establishes limits for operations with each counterparty.

The Company has no guarantees to mitigate this exposure.

23

(ii)	Operational activities

The Company has four large sales “clusters”: travel agencies, cargo agents, airlines and credit-card administrators. The first three are governed by International Air Transport Association, international (“IATA”) organization comprising most of the airlines that represent over 90% of scheduled commercial traffic and one of its main objectives is to regulate the financial transactions between airlines and travel agents and cargo. When an agency or airline does not pay their debt, they are excluded from operating with IATA’s member airlines. In the case of credit-card administrators, they are fully guaranteed by 100% by the issuing institutions.

The exposure consists of the term granted, which fluctuates between 1 and 45 days.

One of the tools the Company uses for reducing credit risk is to participate in global entities related to the industry, such as IATA, Business Sales Processing (“BSP”), Cargo Account Settlement Systems (“CASS”), IATA Clearing House (“ICH”) and banks (credit cards). These institutions fulfill the role of collectors and distributors between airlines and travel and cargo agencies. In the case of the Clearing House, it acts as an offsetting entity between airlines for the services provided between them. A reduction in term and implementation of guarantees has been achieved through these entities. Currently the sales invoicing of TAM Linhas Aéreas S.A. related with travel agents and cargo agents for domestic transportation in Brazil is done directly by TAM Linhas Aéreas S.A.

Credit quality of financial assets

The external credit evaluation system used by the Company is provided by IATA. Internal systems are also used for particular evaluations or specific markets based on trade reports available on the local market. The internal classification system is complementary to the external one, i.e. for agencies or airlines not members of IATA, the internal demands are greater.

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently (mainly in case of operational activities of TAM Linhas Aéreas S.A. with travel agents).The bad-debt rate in the principal countries where the Company has a presence is insignificant.

(c)	Liquidity risk

Liquidity risk represents the risk that the Company has no sufficient funds to meet its obligations.

Because of the cyclical nature of the business, the operation, and its investment and financing needs related to the acquisition of new aircraft and renewal of its fleet, plus the financing needs, the Company requires liquid funds, defined as cash and cash equivalents plus other short term financial assets, to meet its payment obligations.

The liquid funds, the future cash generation and the capacity to obtain additional funding, through bond issuance and banking loans, will allow the Company to obtain sufficient alternatives to face its investment and financing future commitments.

At September 30, 2017 is US$ 1,499 million (US$ 1,486 million at December 31, 2016), invested in short term instruments through financial high credit rating levels entities.

In addition to the liquid funds, the Company has access to short term credit line. As of September 30, 2017, LATAM has working capital credit lines with multiple banks and additionally has a US$ 450 million undrawn committed credit line (US$ 325 million at December 31, 2016). Subject to borrowing base availability.

24

Class of liability for the analysis of liquidity risk ordered by date of maturity as of September 30, 2017 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters

97.032.000-8	BBVA	Chile	ThUS$	-	75,863	-	-	-	75,863	75,000	At Expiration	2.30	2.30
97.032.000-8	BBVA	Chile	UF	54,145	-	-	-	-	54,145	53,486	At Expiration	3.22	2.42
97.036.000-K	SANTANDER	Chile	ThUS$	30,173	-	-	-	-	30,173	30,000	At Expiration	2.28	2.28
97.030.000-7	ESTADO	Chile	ThUS$	40,235	-	-	-	-	40,235	40,000	At Expiration	2.35	2.35
97.003.000-K	BANCO DO BRASIL	Chile	ThUS$	51,253	50,638	-	-	-	101,891	100,000	At Expiration	2.90	2.90
97.951.000-4	HSBC	Chile	ThUS$	12,060	-	-	-	-	12,060	12,000	At Expiration	2.06	2.06

Obligations with the public

97.023.000-9	CORPBANCA	Chile	UF	21,408	36,857	47,774	-	-	106,039	101,566	Quarterly	3.83	3.83
0-E	BLADEX	U.S.A.	ThUS$	8,500	8,300	23,699	-	-	40,499	37,500	Semiannual	5.27	5.27
97.036.000-K	SANTANDER	Chile	ThUS$	1,876	3,451	196,911	-	-	202,238	196,521	Quarterly	4.05	4.05

Obligations with the public

0-E	BANK OF NEW YORK	U.S.A.	ThUS$	42,188	42,188	668,750	96,250	796,250	1,645,626	1,200,000	At Expiration	7.44	7.03
97.030.000-7	ESTADO	Chile	UF	9,997	9,997	39,990	221,760	240,127	521,871	363,542	At Expiration	5.50	5.50

Guaranteed obligations

0-E	CREDIT AGRICOLE	France	ThUS$	8,271	25,090	58,427	18,810	-	110,598	105,776	Quarterly	2.60	2.16
0-E	BNP PARIBAS	U.S.A.	ThUS$	21,678	50,887	145,154	143,820	331,309	692,848	591,163	Quarterly	3.23	3.22
0-E	WELLS FARGO	U.S.A.	ThUS$	30,761	92,300	246,262	246,454	276,384	892,161	836,087	Quarterly	2.46	1.75
0-E	WILMINGTON TRUST COMPANY	U.S.A.	ThUS$	31,903	95,560	253,796	244,812	707,679	1,333,750	1,054,925	Quarterly	4.49	4.49
0-E	CITIBANK	U.S.A.	ThUS$	14,070	42,338	113,643	114,795	113,583	398,429	363,123	Quarterly	3.19	2.36
0-E	BTMU	U.S.A.	ThUS$	3,257	9,800	26,265	26,471	17,423	83,216	77,572	Quarterly	2.71	2.11
0-E	APPLE BANK	U.S.A.	ThUS$	1,604	4,829	12,955	13,076	8,994	41,458	38,620	Quarterly	2.71	2.11
0-E	US BANK	U.S.A.	ThUS$	18,508	55,410	146,873	145,535	176,331	542,657	487,905	Quarterly	4.00	2.81
0-E	DEUTSCHE BANK	U.S.A.	ThUS$	6,276	12,083	32,233	32,260	36,345	119,197	102,073	Quarterly	4.27	4.27
0-E	NATIXIS	France	ThUS$	17,872	54,045	129,779	108,795	175,453	485,944	427,451	Quarterly	3.21	3.19
0-E	PK AirFinance	U.S.A.	ThUS$	2,352	7,220	20,562	20,818	-	50,952	48,626	Monthly	2.93	2.93
0-E	KFW IPEX-BANK	Germany	ThUS$	2,550	7,392	18,400	2,211	-	30,553	29,255	Quarterly	3.04	3.04
0-E	AIRBUS FINANCIAL	U.S.A.	ThUS$	2,013	6,050	16,200	1,692	-	25,955	24,765	Monthly	2.95	2.95
0-E	INVESTEC	England	ThUS$	4,460	8,372	25,745	25,837	15,572	79,986	66,504	Semiannual	5.84	5.84

Other guaranteed obligations

0-E	CREDIT AGRICOLE	France	ThUS$	1,728	5,183	248,056	-	-	254,967	241,287	At Expiration	3.30	3.30

Financial leases

0-E	ING	U.S.A.	ThUS$	5,890	13,941	30,218	2,041	-	52,090	48,236	Quarterly	5.65	4.99
0-E	CREDIT AGRICOLE	France	ThUS$	1,834	-	-	-	-	1,834	1,824	Quarterly	2.27	2.27
0-E	CITIBANK	U.S.A.	ThUS$	12,632	37,928	95,248	54,867	7,642	208,317	195,364	Quarterly	3.70	3.09
0-E	PEFCO	U.S.A.	ThUS$	15,477	38,186	32,808	-	-	86,471	82,256	Quarterly	5.44	4.83
0-E	BNP PARIBAS	U.S.A.	ThUS$	13,913	41,938	53,849	6,177	-	115,877	111,084	Quarterly	3.72	3.30
0-E	WELLS FARGO	U.S.A.	ThUS$	11,096	37,279	99,539	72,088	26,507	246,509	230,676	Quarterly	3.14	2.64
97.036.000-K	SANTANDER	Chile	ThUS$	6,006	18,046	48,254	48,459	8,311	129,076	122,450	Quarterly	2.39	1.85
0-E	RRPF ENGINE	England	ThUS$	-	3,257	8,656	8,609	9,978	30,500	26,105	Monthly	1.67	1.67

Other loans

0-E	CITIBANK (*)	U.S.A.	ThUS$	26,887	76,726	206,793	26,823	-	337,229	308,491	Quarterly	6.00	6.00

Derivatives of coverage

-	OTROS	-	ThUS$	5,656	6,719	6,228	-	-	18,603	17,181	-	-	-

	Total			538,529	977,873	3,053,067	1,682,460	2,947,888	9,199,817	7,848,414

(*) Bonus securitized with the future flows of credit card sales in the United States and Canada.

25

Class of liability for the analysis of liquidity risk ordered by date of maturity as of September 30, 2017 (Unaudited)

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Holland	ThUS$	177	495	1,331	888	-	2,891	2,509	Monthly	6.01	6.01
0-E	SANTANDER	Brazil	BRL	2,277	-	-	-	-	2,277	2,277	Monthly	76.22	76.22
Financial leases

0-E	AFS INVESTMENT IX LLC	U.S.A.	ThUS$	2,703	7,697	20,518	855	-	31,773	29,102	Monthly	1.25	1.25
0-E	KFW IPEX-BANK	Germany	ThUS$	386	-	-	-	-	386	386	Monthly/Quarterly	2.98	2.98
0-E	NATIXIS	France	ThUS$	2,563	9,236	23,192	73,448	-	108,439	100,546	Quarterly/Semiannual	5.08	5.08
0-E	WACAPOU LEASING S.A.	Luxemburg	ThUS$	835	2,406	6,499	4,094	-	13,834	12,735	Quarterly	3.15	3.15
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	ThUS$	11,787	32,214	112,983	102,576	-	259,560	253,563	Quarterly	4.33	4.26
0-E	BANCO IBM S.A	Brazil	BRL	376	36	-	-	-	412	258	Monthly	8.14	8.14
0-E	SOCIÉTÉ GÉNÉRALE	France	BRL	164	181	-	-	-	345	219	Monthly	8.14	8.14
	Total			21,268	52,265	164,523	181,861	-	419,917	401,595

26

Class of liability for the analysis of liquidity risk ordered by date of maturity as of September 30, 2017 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Trade and other accounts payables

-	OTHERS	OTHERS	ThUS$	626,740	1,282	-	-	-	628,022	628,022	-	-	-
			CLP	119,521		-	-	-	119,521	119,521	-	-	-
			BRL	316,512		-	-	-	316,512	316,512	-	-	-
			Other currencies	169,475	10,166	-	-	-	179,641	179,641	-	-	-
Accounts payable to related parties currents

0-E	Inversora Aeronáutica Argentina	Argentina	US$	3	-	-	-	-	3	3	-	-	-
78.997.060-2	Viajes Falabella Ltda.	Chile	CLP	390	-	-	-	-	390	390	-	-	-
78.591.370-1	Bethia S.A. y Filiales	Chile	CLP	11	-	-	-	-	11	11	-	-	-
65.216.000-K	Comunidad Mujer	Chile	CLP	2	-	-	-	-	2	2	-	-	-

	Total			1,232,654	11,448	-	-	-	1,244,102	1,244,102

	Total consolidated			1,771,183	989,321	3,053,067	1,682,460	2,947,888	10,443,919	9,092,516

27

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2016

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters

97.032.000-8	BBVA	Chile	ThUS$	75,212	-	-	-	-	75,212	75,000	At Expiration	1.85	1.85
97.032.000-8	BBVA	Chile	ThUS$	-	52,675	-	-	-	52,675	50,381	At Expiration	5.23	4.43
97.036.000-K	SANTANDER	Chile	ThUS$	30,193	-	-	-	-	30,193	30,000	At Expiration	2.39	2.39
97.030.000-7	ESTADO	Chile	ThUS$	40,191	-	-	-	-	40,191	40,000	At Expiration	1.91	1.91
97.003.000-K	BANCO DO BRASIL	Chile	ThUS$	72,151	-	-	-	-	72,151	70,000	At Expiration	3.08	3.08
97.951.000-4	HSBC	Chile	ThUS$	12,054	-	-	-	-	12,054	12,000	At Expiration	1.79	1.79

Bank loans

97.023.000-9	CORPBANCA	Chile	UF	20,808	61,112	63,188	16,529	-	161,637	153,355	Quarterly	4.06	4.06
0-E	BLADEX	U.S.A.	ThUS$	-	14,579	31,949	-	-	46,528	42,500	Semiannual	5.14	5.14
0-E	DVB BANK SE	U.S.A.	ThUS$	145	199	28,911	-	-	29,255	28,911	Quarterly	1.86	1.86
97.036.000-K	SANTANDER	Chile	ThUS$	1,497	4,308	160,556	-	-	166,361	158,194	Quarterly	3.55	3.55

Obligations with the public

0-E	BANK OF NEW YORK	U.S.A.	ThUS$	-	36,250	72,500	518,125	-	626,875	500,000	At Expiration	7.77	7.25

Guaranteed obligations

0-E	CREDIT AGRICOLE	France	ThUS$	11,728	30,916	65,008	33,062	3,760	144,474	138,417	Quarterly	2.21	1.81
0-E	BNP PARIBAS	U.S.A.	ThUS$	13,805	56,324	142,178	141,965	376,894	731,166	628,118	Quarterly	2.97	2.96
0-E	WELLS FARGO	U.S.A.	ThUS$	35,896	107,830	287,878	288,338	411,076	1,131,018	1,056,345	Quarterly	2.37	1.68
0-E	WILMINGTON TRUST COMPANY	U.S.A.	ThUS$	25,833	79,043	206,952	200,674	733,080	1,245,582	967,336	Quarterly	4.25	4.25
0-E	CITIBANK	U.S.A.	ThUS$	20,224	61,020	164,077	166,165	184,053	595,539	548,168	Quarterly	2.72	1.96
97.036.000-K	SANTANDER	Chile	ThUS$	5,857	17,697	47,519	48,024	26,448	145,545	138,574	Quarterly	1.98	1.44
0-E	BTMU	U.S.A.	ThUS$	3,163	9,568	25,752	26,117	27,270	91,870	85,990	Quarterly	2.31	1.72
0-E	APPLE BANK	U.S.A.	ThUS$	1,551	4,712	12,693	12,891	13,857	45,704	42,754	Quarterly	2.29	1.69
0-E	US BANK	U.S.A.	ThUS$	18,563	55,592	147,357	146,045	230,747	598,304	532,608	Quarterly	3.99	2.81
0-E	DEUTSCHE BANK	U.S.A.	ThUS$	6,147	18,599	31,640	31,833	48,197	136,416	117,263	Quarterly	3.86	3.86
0-E	NATIXIS	France	ThUS$	14,779	44,826	116,809	96,087	206,036	478,537	422,851	Quarterly	2.60	2.57
0-E	PK AirFinance	U.S.A.	ThUS$	2,265	6,980	19,836	25,610	3,153	57,844	54,787	Monthly	2.40	2.40
0-E	KFW IPEX-BANK	Germany	ThUS$	2,503	7,587	18,772	9,178	-	38,040	36,191	Quarterly	2.55	2.55
0-E	AIRBUS FINANCIAL	U.S.A.	ThUS$	1,982	5,972	16,056	7,766	-	31,776	30,199	Monthly	2.49	2.49
0-E	INVESTEC	England	ThUS$	1,880	10,703	25,369	25,569	23,880	87,401	72,202	Semiannual	5.67	5.67
Other guaranteed obligations

0-E	CREDIT AGRICOLE	France	ThUS$	1,501	4,892	268,922	-	-	275,315	256,860	At Expiration	2.85	2.85
Financial leases

0-E	ING	U.S.A.	ThUS$	5,889	17,671	34,067	12,134	-	69,761	63,698	Quarterly	5.62	4.96
0-E	CREDIT AGRICOLE	France	ThUS$	1,788	5,457	-	-	-	7,245	7,157	Quarterly	1.85	1.85
0-E	CITIBANK	U.S.A.	ThUS$	6,083	18,250	48,667	14,262	-	87,262	78,249	Quarterly	6.40	5.67
0-E	PEFCO	U.S.A.	ThUS$	17,558	50,593	67,095	3,899	-	139,145	130,811	Quarterly	5.39	4.79
0-E	BNP PARIBAS	U.S.A.	ThUS$	13,744	41,508	79,165	22,474	-	156,891	149,119	Quarterly	3.69	3.26
0-E	WELLS FARGO	U.S.A.	ThUS$	5,591	16,751	44,615	44,514	1,880	113,351	103,326	Quarterly	3.98	3.54
0-E	DVB BANK SE	U.S.A.	ThUS$	4,773	9,541	-	-	-	14,314	14,127	Quarterly	2.57	2.57
0-E	RRPF ENGINE	England	ThUS$	-	-	8,248	8,248	12,716	29,212	25,274	Monthly	2.35	2.35

Other loans

0-E	BOEING	U.S.A.	ThUS$	163	320	26,214	-	-	26,697	26,214	At Expiration	2.35	2.35
0-E	CITIBANK (*)	U.S.A.	ThUS$	25,802	77,795	207,001	103,341	-	413,939	370,389	Quarterly	6.00	6.00

Hedging derivatives
-	OTROS	-	ThUS$	7,364	15,479	7,846	-	-	30,689	-	-	-	-
-	Total			508,683	944,749	2,476,840	2,002,850	2,303,047	8,236,169	7,257,368

(*) Securitized bond with the future flows from the sales with credit card in United States and Canada.

28

Clases de pasivo para el análisis del riesgo de liquidez agrupado por vencimiento al 31 de diciembre de 2016

Nombre empresa deudora: TAM S.A. y Filiales, Rut 02.012.862/0001-60, Brasil.

					Más de	Más de	Más de
		País de	Descripción	Hasta	90 días	uno a	tres a	Más de		Total
Rut empresa		empresa	de la	90	a un	tres	cinco	cinco	Total	Valor	Tipo de	Tasa	Tasa
acreedora	Nombre empresa acreedora	acreedora	moneda	días	año	años	años	años	Valor	nominal	amortización	efectiva	nominal
				MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$		%	%

Préstamos bancarios
0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Holanda	US$	179	493	1,315	1,314	54	3,355	2,882	Mensual	6.01	6.01
0-E	CITIBANK	E.E.U.U.	US$	1,528	203,150	-	-	-	204,678	200,000	Al Vencimiento	3.39	3.14

Obligaciones con el Público
0-E	THE BANK OF NEW YORK	E.E.U.U.	US$	-	352,938	83,750	562,813	-	999,501	800,000	Al Vencimiento	8.17	8.00

Arrendamiento Financiero
0-E	AFS INVESTMENT IX LLC	E.E.U.U.	US$	2,733	7,698	20,522	8,548	-	39,501	35,448	Mensual	1.25	1.25
0-E	DVB BANK SE	E.E.U.U.	US$	120	165	-	-	-	285	282	Mensual	2.50	2.50
0-E	GENERAL ELECTRIC CAPITAL
	CORPORATION	E.E.U.U.	US$	3,852	5,098	-	-	-	8,950	8,846	Mensual	2.30	2.30
0-E	KFW IPEX-BANK	Alemania	US$	592	1,552	-	-	-	2,144	2,123	Mensual/Trimestral	2.80	2.80
0-E	NATIXIS	Francia	US$	4,290	7,837	22,834	40,968	41,834	117,763	107,443	Trimestral/Semestral	4.90	4.90
0-E	WACAPOU LEASING S.A.	Luxemburgo	US$	833	2,385	6,457	6,542	-	16,217	14,754	Trimestral	3.00	3.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italia	US$	11,875	32,116	85,995	171,553	-	301,539	279,335	Trimestral	4.18	4.11
0-E	BANCO IBM S.A	Brasil	BRL	380	1,161	35	-	-	1,576	1,031	Mensual	13.63	13.63
0-E	HP FINANCIAL SERVICE	Brasil	BRL	225	-	-	-	-	225	222	Mensual	10.02	10.02
0-E	SOCIÉTÉ GÉNÉRALE	Francia	BRL	146	465	176	-	-	787	519	Mensual	13.63	13.63
	Total			26,753	615,058	221,084	791,738	41,888	1,696,521	1,452,885

29

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2016

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Trade and other accounts payables

-	OTHERS	OTHERS	ThUS$	549,897	21,215	-	-	-	571,112	571,112	-	-	-
			CLP	48,842	(30)	-	-	-	48,812	48,812	-	-	-
			BRL	346,037	27	-	-	-	346,064	346,064	-	-	-
			Others currencies	140,471	11,467	-	-	-	151,938	151,938	-	-	-

Accounts payable to related parties currents
0-E	Consultoría Administrativa Profesional S.A. de C.V.	Mexico	MXN	170	-	-	-	-	170	170	-	-	-
78.997.060-2	Viajes Falabella Ltda.	Chile	CLP	46	-	-	-	-	46	46	-	-	-
0-E	TAM Aviação Executiva e Taxi Aéreo S.A.	Brazil	BRL	28	-	-	-	-	28	28	-	-	-
65.216.000-K	Comunidad Mujer	Chile	CLP	13	-	-	-	-	13	13
78.591.370-1	Bethia S.A. y Filiales	Chile	CLP	6	-	-	-	-	6	6
79.773.440-3	Transportes San Felipe S.A.	Chile	CLP	4	-	-	-	-	4	4	-	-	-
0-E	Inversora Aeronáutica Argentina	Argentina	ThUS$	2	-	-	-	-	2	2	-	-	-

	Total			1,085,516	32,679	-	-	-	1,118,195	1,118,195

	Total consolidated			1,620,952	1,592,486	2,697,924	2,794,588	2,344,935	11,050,885	9,828,448

30

The Company has fuel, interest rate and exchange rate hedging strategies involving derivatives contracts with different financial institutions. The Company has margin facilities with each financial institution in order to regulate the mutual exposure produced by changes in the market valuation of the derivatives.

At the end of 2016, the Company provided US$ 30.2 million in derivative margin guarantees, for cash and stand-by letters of credit. At September 30, 2017, the Company had provided US$ 19.3 million in guarantees for Cash and cash equivalent and stand-by letters of credit. The decrease was due at: i) maturity of hedge contracts, ii) acquire of new fuel purchase contracts, and iii) changes in fuel prices, exchange rate and interest rates.

3.2.	Capital risk management

The Company’s objectives, with respect to the management of capital, are (i) to comply with the restrictions of minimum equity and (ii) to maintain an optimal capital structure.

The Company monitors its contractual obligations and the regulatory limitations in the different countries where the entities of the group are domiciled to assure they meet the limit of minimum net equity, where the most restrictive limitation is to maintain a positive net equity.

Additionally, the Company periodically monitors the short and long term cash flow projections to assure the Company has adequate sources of funding to generate the cash requirement to face its investment and funding future commitments.

The Company international credit rating is the consequence of the Company capacity to face its long terms financing commitments. As of September 30, 2017 the Company has an international long term credit rating of BB- with stable outlook by Standard & Poor’s, a B+ rating with stable outlook by Fitch Ratings and a B1 rating with stable outlook by Moody’s.

3.3.	Estimates of fair value.

At September 30, 2017, the Company maintained financial instruments that should be recorded at fair value. These are grouped into two categories:

1.	Hedge Instruments:

This category includes the following instruments:

-	Interest rate derivative contracts,

-	Fuel derivative contracts,

-	Currency derivative contracts.

31

2.	Financial Investments:

This category includes the following instruments:

-	Investments in short-term Mutual Funds (cash equivalent),

-	Private investment funds.

The Company has classified the fair value measurement using a hierarchy that reflects the level of information used in the assessment. This hierarchy consists of 3 levels (I) fair value based on quoted prices in active markets for identical assets or liabilities, (II) fair value calculated through valuation methods based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) and (III) fair value based on inputs for the asset or liability that are not based on observable market data.

The fair value of financial instruments traded in active markets, such as investments acquired for trading, is based on quoted market prices at the close of the period using the current price of the buyer. The fair value of financial assets not traded in active markets (derivative contracts) is determined using valuation techniques that maximize use of available market information. Valuation techniques generally used by the Company are quoted market prices of similar instruments and / or estimating the present value of future cash flows using forward price curves of the market at period end.

The following table shows the classification of financial instruments at fair value, depending on the level of information used in the assessment:

	As of September 30, 2017				As of December 31, 2016
		Fair value measurements using values considered as				Fair value measurements using values considered as
	Fair value	Level I	Level II	Level III	Fair value	Level I	Level II	Level III
	Unaudited
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Assets
Cash and cash equivalents	388,936	388,936	-	-	15,522	15,522	-	-
Short-term mutual funds	388,936	388,936	-	-	15,522	15,522	-	-

Other financial assets, current	606,822	558,936	47,886	-	548,402	536,991	11,411	-
Fair value of fuel derivatives	21,198	-	21,198	-	10,088	-	10,088	-
Fair value of foreign currency derivatives	25,614	-	25,614	-	1,259	-	1,259	-
Interest accrued since the last payment date of Cross Currency Swap	6	-	6	-	64	-	64	-
Private investment funds	558,936	558,936	-	-	536,991	536,991	-	-
Other financial assets, not current	534	-	534	-	-	-	-	-
Fair value derived from foreign currency	534		534	-	-	-	-	-

Liabilities
Other financial liabilities, current	17,445	-	17,445	-	24,881	-	24,881	-
Fair value of interest rate derivatives	7,102	-	7,102	-	9,579	-	9,579	-
Fair value of foreign currency derivatives	7,684	-	7,684	-	13,155	-	13,155	-
Interest accrued since the last payment date of Currency Swap	2,659	-	2,659	-	2,147	-	2,147	-

Other financial liabilities, non current	3,757	-	3,757	-	6,679	-	6,679	-
Fair value of interest rate derivatives	3,757	-	3,757	-	6,679	-	6,679	-

32

Additionally, at September 30, 2017, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

	As of September 30, 2017		As of December 31, 2016
	Book	Fair	Book	Fair
	value	value	value	value
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Cash and cash equivalents	550,915	550,915	933,805	933,805
Cash on hand	7,978	7,978	8,630	8,630
Bank balance	189,186	189,186	255,746	255,746
Overnight	206,440	206,440	295,060	295,060
Time deposits	147,311	147,311	374,369	374,369

Other financial assets, current	91,000	91,000	164,426	164,426
Other financial assets	91,000	91,000	164,426	164,426

Trade and other accounts receivable current	1,209,487	1,209,487	1,107,889	1,107,889
Accounts receivable from related entities	1,117	1,117	554	554
Other financial assets, non current	91,671	91,671	102,125	102,125
Accounts receivable	6,753	6,753	8,254	8,254

Other financial liabilities, current	1,349,174	1,530,027	1,814,647	2,022,290
Trade and other accounts payables	1,623,541	1,623,541	1,593,068	1,593,068
Accounts payable to related entities	406	406	269	269
Other financial liabilities, non current	6,820,485	7,079,680	6,790,273	6,970,375
Accounts payable, non-current	455,339	455,339	359,391	359,391

The book values of accounts receivable and payable are assumed to approximate their fair values, due to their short-term nature. In the case of cash on hand, bank balances, overnight, time deposits and accounts payable, non-current, fair value approximates their carrying values.

The fair value of other financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate for similar financial instruments (Level II). In the case of Other financial assets, the valuation was performed according to market prices at period end.

NOTE 4 - ACCOUNTING ESTIMATES AND JUDGMENTS

The Company has used estimates to value and record certain assets, liabilities, revenue, expenditure, and commitments. Basically, these estimates relate to:

(a)        Evaluation of possible losses through impairment of goodwill and intangible assets with an indefinite useful life.

As of September 30, 2017, the capital gain amounts to ThUS $ 2,786,047 (ThUS $ 2,710,382 as of December 31, 2016), while the intangible assets comprise the Airport Slots for ThUS $ 1,006,998 (ThUS $ 978,849 as of December 31, 2016) and Loyalty Program for ThUS $ 335,645 (ThUS $ 326,262 as of December 31, 2016).

33

The Company checks at least once a year whether goodwill and intangible assets with an indefinite useful life have suffered an impairment loss. For this evaluation, the Company has identified two cash generating units (CGU), "Air transport" and "Multiplus coalition and loyalty program". The book value of the surplus value assigned to each CGU as of September 30, 2017 amounted to ThUS $ 2,236,950 and ThUS $ 549,097 (ThUS $ 2,176,634 and ThUS $ 533,748 as of December 31, 2016), which include the following Intangible assets of indefinite useful life:

	Air Transport CGU		Coalition and loyalty Program Multiplus CGU
	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,
	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Airport Slots	1,006,998	978,849	-	-
Loyalty program	-	-	335,645	326,262

The recoverable value of these cash-generating units (CGUs) has been determined based on calculations of their value in use. The principal assumptions used by the management include: growth rate, exchange rate, discount rate, fuel prices, and other economic assumptions. The estimation of these assumptions requires significant judgment by the management, as these variables feature inherent uncertainty; however, the assumptions used are consistent with Company’s internal planning. Therefore, management evaluates and updates the estimates on an annual basis, in light of conditions that affect these variables. The mainly assumptions used as well as, the corresponding sensitivity analyses are showed in Note 16.

(b)        Useful life, residual value, and impairment of property, plant, and equipment

The depreciation of assets is calculated based on the linear model, except for certain technical components depreciated on cycles and hours flown. These useful lives are reviewed on an annual basis according with the Company’s future economic benefits associated with them.

Changes in circumstances such as: technological advances, business model, planned use of assets or capital strategy may render the useful life different to the lifespan estimated. When it is determined that the useful life of property, plant, and equipment must be reduced, as may occur in line with changes in planned usage of assets, the difference between the net book value and estimated recoverable value is depreciated, in accordance with the revised remaining useful life.

Residual values are estimated in accordance with the market value that these assets will have at the end of their useful life. The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, once a year. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 2.8).

34

(c)        Recoverability of deferred tax assets

Deferred taxes are calculated according to the liability method, on the temporary differences that arise between the tax bases of assets and liabilities and their carrying amounts. Deferred tax assets on tax losses are recognized to the extent that it is probable that future tax benefits will be available with which to offset the temporary differences. The Company makes financial and fiscal projections to evaluate the realization in time of this deferred tax asset. Additionally, it ensures that these projections are consistent with those used to measure other long-lived assets. As of September 30, 2017, the Company has recognized deferred tax assets of ThUS $ 411,784 (ThUS $ 384,580 as of December 31, 2016) and has ceased to recognize deferred tax assets on tax losses of ThUS $ 109,597 (ThUS $ 115,801). December 31, 2016) (Note 18).

(d)        Air tickets sold that are not actually used.

The Company register advance sales of tickets as deferred revenue. Revenue from ticket sales is recognized in the income statement when the service is provided or when the tickets expires unused, reducing the corresponding deferred revenue. The Company evaluates monthly the probability that tickets expiry unused, based on the history of used tickets. Changes in the exchange probability would have an impact our revenue in the year in which the change occurs and in future years. As of September 30, 2017, deferred revenue associated with air tickets sold amounted to ThUS$ 1,539,038 (ThUS$ 1,535,229 as of December 31, 2016). An hypothetical change of 1% in passenger behavior regarding to the ticket usage, - that is, if during the next six months after sells probability of used were 89% rather than 90%, as we consider, it would lead to a change in the expiry period from six to seven months, which, as of September 30, 2017, would have an impact of up to ThUS$ 20,000.

(e)        Valuation of loyalty points and kilometers granted to loyalty program members, pending usage.

As of September 30, 2017, the Company operated the following loyalty programs: LATAM Pass, LATAM Fidelidade and Multiplus, with the objective of enhancing customer loyalty by offering points or kilometers (see Note 22).

When kilometers and points are redeemed for products and services other than the services provided by the Company, revenue is recognized immediately; when they are redeemed for air tickets on airlines from to LATAM Airlines Group S.A. and subsidiaries, revenue is deferred until the transport service is provided or the corresponding tickets expired.

Deferred revenue from loyalty programs at the closing date corresponds to the valuation of points and kilometers granted to loyalty program members, pending of use, and the probability to be redeemed.

According to IFRIC-13, kilometers and points value that the Company estimate are not likely to be redeemed (“breakage”), they recognize the associated value proportionally during the period in which the remaining kilometers or points are expected to be redeemed. The Company uses statistical models to estimate the breakage, based on historical redemption patterns Changes in the breakage would have a significant impact on our revenue in the year in which the change occurs and in future years.

35

As of September 30, 2017, the deferred revenue associated with the LATAM Pass loyalty program amounts to ThUS $ 879,631 (ThUS $ 896,190 as of December 31, 2016). A hypothetical change of 1% in the exchange probability would result in an impact as of September 30, 2017 and 2016 of ThUS $ 34,000 and ThUS $ 30,000 respectively. While the deferred revenues associated with the loyalty programs LATAM Fidelidade and Multiplus amount to ThUS $ 388,011 (ThUS $ 392,107 as of December 31, 2016). A hypothetical 2% change in the number of points pending to be exchanged would result in an impact as of September 30, 2017 and 2016 of ThUS $ 8,777 and ThUS $ 11,351, respectively.

The fair value of kilometers is determined by the Company based in its best estimate of the price at which they have been sold in the past. As of September 30, 2017 a hypothetical change of 1% in the fair value of the unused kilometers would result in an impact of approximately ThUS$ 8,300 and ThUS$ 8,700 at the same period of 2016.

(f)        Provisions needs, and their valuation when required

Known contingencies are recognized when: the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. The Company applies professional judgment, experience, and knowledge to use available information to determine these values, in light of the specific characteristics of known risks. This process facilitates the early assessment and valuation of potential risks in individual cases or in the development of contingent eventualities.

(g)        Investment in subsidiary (TAM)

The management has applied its judgment in determining that LATAM Airlines Group S.A. controls TAM S.A. and Subsidiaries, for accounting purposes, and has therefore consolidated the financial statements.

The grounds for this decision are that LATAM issued ordinary shares in exchange for the majority of circulating ordinary and preferential shares in TAM, except for those TAM shareholders who did not accept the exchange, which were subject to a squeeze out, entitling LATAM to substantially all economic benefits generated by the LATAM Group, and thus exposing it to substantially all risks relating to the operations of TAM. This exchange aligns the economic interests of LATAM and all of its shareholders, including the controlling shareholders of TAM, thus insuring that the shareholders and directors of TAM shall have no incentive to exercise their rights in a manner that would be beneficial to TAM but detrimental to LATAM. Furthermore, all significant actions necessary of the operation of the airlines require votes in favor by the controlling shareholders of both LATAM and TAM.

Since the integration of LAN and TAM operations, the most critical airline operations in Brazil have been managed by the CEO of TAM while global activities have been managed by the CEO of LATAM, who is in charge of the operation of the LATAM Group as a whole and reports to the LATAM Board.

36

The CEO of LATAM also evaluates the performance of LATAM Group executives and, together with the LATAM Board, determines compensation. Although Brazilian law currently imposes restrictions on the percentages of voting rights that may be held by foreign investors, LATAM believes that the economic basis of these agreements meets the requirements of accounting standards in force, and that the consolidation of the operations of LAN and LATAM is appropriate.

These estimates were made based on the best information available relating to the matters analyzed.

In any case, it is possible that events that may take place in the future could lead to their modification in future reporting periods, which would be made in a prospective manner.

NOTE 5 - SEGMENTAL INFORMATION

The Company has determined that it has two operating segments: the air transportation business and the coalition and loyalty program Multiplus.

The Air transport segment corresponds to the route network for air transport and it is based on the way that the business is run and managed, according to the centralized nature of its operations, the ability to open and close routes and reallocate resources (aircraft, crew, staff, etc..) within the network, which is a functional relationship between all of them, making them inseparable. This segment definition is the most common level used by the global airline industry.

The segment of loyalty coalition called Multiplus, unlike LATAM Pass and LATAM Fidelidade, is a frequent flyer programs which operate as a unilateral system of loyalty that offers a flexible coalition system, interrelated among its members, with 18.7 million of members, along with being a regulated entity with a separately business and not directly related to air transport.

37

For the 9 months ended

	Air transportation		Coalition and loyalty program Multiplus		Eliminations		Consolidated
	At September 30,		At September 30,		At September 30,		At September 30,
	2017	2016	2017	2016	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Income from ordinary activities from external customers (*)	6,661,665	6,272,247	340,644	294,635	-	-	7,002,309	6,566,882
LAN passenger	3,116,304	3,051,064	-	-	-	-	3,116,304	3,051,064
TAM passenger	2,762,951	2,419,612	340,644	294,635	-	-	3,103,595	2,714,247
Freight	782,410	801,571	-	-	-	-	782,410	801,571
Income from ordinary activities from transactions with other operating segments	340,644	294,635	51,349	46,963	(391,993)	(341,598)	-	-
Other operating income	207,912	258,685	185,996	132,209	-	-	393,908	390,894
Interest income	23,594	17,450	43,062	44,036	-	(8,339)	66,656	53,147
Interest expense	(303,053)	(318,902)	-	-	-	8,339	(303,053)	(310,563)
Total net interest expense	(279,459)	(301,452)	43,062	44,036	-	-	(236,397)	(257,416)
Depreciation and amortization	(740,946)	(706,175)	(6,954)	(7,588)	-	-	(747,900)	(713,763)
Material non-cash items other than depreciation and amortization	10,348	78,623	(154)	(214)	-	-	10,194	78,409
Disposal of fixed assets and inventory losses	(29,733)	(33,526)	-	-	-	-	(29,733)	(33,526)
Doubtful accounts	(8,417)	(21,492)	(144)	304	-	-	(8,561)	(21,188)
Exchange differences	48,297	133,295	(10)	(481)	-	-	48,287	132,814
Result of indexation units	201	346	-	(37)	-	-	201	309
Income (loss) atributable to owners of the parents	(43,786)	(99,045)	131,926	113,920	-	-	88,140	14,875
Expenses for income tax	(59,990)	(142,885)	(47,613)	(54,455)	-	-	(107,603)	(197,340)
Segment profit / (loss)	(2,857)	(66,828)	131,926	113,920	-	-	129,069	47,092
Assets of segment	17,657,524	17,695,949	1,475,610	1,458,767	(7,080)	(114,558)	19,126,054	19,040,158
Amount of non-current asset additions	264,157	1,157,355	-	-	-	-	264,157	1,157,355
Property, plant and equipment	206,713	1,094,269	-	-	-	-	206,713	1,094,269
Intangibles other than goodwill	57,444	63,086	-	-	-	-	57,444	63,086
Segment liabilities	14,211,779	14,913,843	608,563	620,844	(71,330)	(35,613)	14,749,012	15,499,074
Purchase of non-monetary assets of segment	304,336	678,466	-	-	-	-	304,336	678,466

(*) The Company does not have any interest revenue that should be recognized as income from ordinary activities by interest.

38

(b) For the 3 months ended

	Air transportation At September 30,		Coalition and loyalty program Multiplus At September 30,		Eliminations At September 30,		Consolidated At September 30,
	2017	2016	2017	2016	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Income from ordinary activities from external customers (*)	2,386,809	2,263,519	110,771	102,382	-	-	2,497,580	2,365,901
LAN passenger	1,094,292	1,061,258	-	-	-	-	1,094,292	1,061,258
TAM passenger	1,020,364	936,667	110,771	102,382	-	-	1,131,135	1,039,049
Freight	272,153	265,594	-	-	-	-	272,153	265,594
Income from ordinary activities from transactions with other operating segments	110,771	102,382	13,006	18,352	(123,777)	(120,734)	-	-
Other operating income	82,667	107,161	64,787	46,464	-	-	147,454	153,625
Interest income	7,151	9,519	17,281	16,368	-	(4,158)	24,432	21,729
Interest expense	(104,720)	(108,089)	-	-	-	4,158	(104,720)	(103,931)
Total net interest expense	(97,569)	(98,570)	17,281	16,368	-	-	(80,288)	(82,202)
Depreciation and amortization	(249,255)	(240,869)	(2,938)	(2,737)	-	-	(252,193)	(243,606)
Material non-cash items other than depreciation and amortization	42,727	(25,835)	(6)	207	-	-	42,721	(25,628)
Disposal of fixed assets and inventory losses	(11,957)	(13,376)	-	-	-	-	(11,957)	(13,376)
Doubtful accounts	(4,293)	(1,611)	1	(72)	-	-	(4,292)	(1,683)
Exchange differences	58,823	(10,876)	(7)	282	-	-	58,816	(10,594)
Result of indexation units	154	28	-	(3)	-	-	154	25
Income (loss) atributable to owners of the parents	110,730	(36,076)	49,891	40,818	-	-	160,621	4,742
Expenses for income tax	(18,129)	(32,274)	(7,967)	(20,167)	-	-	(26,096)	(52,441)
Segment profit / (loss)	128,368	(24,494)	49,891	40,818	-	-	178,259	16,324
Assets of segment	17,657,524	17,695,949	1,475,610	1,458,767	(7,080)	(114,558)	19,126,054	19,040,158
Amount of non-current asset additions	93,823	320,658	-	-	-	-	93,823	320,658
Property, plant and equipment	74,533	260,555	-	-	-	-	74,533	260,555
Intangibles other than goodwill	19,290	60,103	-	-	-	-	19,290	60,103
Segment liabilities	14,211,779	14,913,843	608,563	620,844	(71,330)	(35,613)	14,749,012	15,499,074
Purchase of non-monetary assets of segment	(279,568)	240,861	-	-	-	-	(279,568)	240,861

39

The Company’s revenues by geographic area are as follows:

	For the 9 months ended		For the 3 months ended
	At September 30,		At September 30,
	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited

Peru	455,523	457,375	172,409	169,785
Argentina	861,564	779,596	285,835	274,049
U.S.A.	647,863	698,432	224,502	245,443
Europe	467,241	516,830	165,558	181,470
Colombia	237,761	245,561	86,968	89,994
Brazil	2,485,779	2,112,749	939,193	813,527
Ecuador	141,091	150,497	50,135	49,341
Chile	1,138,469	1,120,763	378,940	371,045
Asia Pacific and rest of Latin America	567,018	485,079	194,040	171,247
Income from ordinary activities	7,002,309	6,566,882	2,497,580	2,365,901
Other operating income	393,908	390,894	147,454	153,625

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.

The Company has no customers that individually represent more than 10% of sales.

NOTE 6 - CASH AND CASH EQUIVALENTS

	As of	As of
	September 30,	December 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Cash on hand	7,978	8,630
Bank balances	189,186	255,746
Overnight	206,440	295,060
Total Cash	403,604	559,436
Cash equivalents
Time deposits	147,311	374,369
Mutual funds	388,936	15,522
Total cash equivalents	536,247	389,891
Total cash and cash equivalents	939,851	949,327

40

Cash and cash equivalents are denominated in the following currencies:

	As of	As of
	September 30,	December 31,
Currency	2017	2016
	ThUS$	ThUS$
	Unaudited
Argentine peso	12,376	7,871
Brazilian real	66,212	97,401
Chilean peso	21,190	30,758
Colombian peso	19,764	4,336
Euro	6,533	1,695
US Dollar	797,842	780,124
Other currencies	15,934	27,142
Total	939,851	949,327

NOTE 7 - FINANCIAL INSTRUMENTS

7.1.       Financial instruments by category

As of September 30, 2017 (Unaudited)

				Initial designation
	Loans		Held	as fair value
	and	Hedge	for	through
Assets	receivables	derivatives	trading	profit and loss	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	550,915	-	-	388,936	939,851
Other financial assets, current (*)	91,000	46,818	-	558,936	696,754
Trade and others accounts receivable, current	1,209,487	-	-	-	1,209,487
Accounts receivable from related entities, current	1,117	-	-	-	1,117
Other financial assets, non current (*)	90,921	534	750	-	92,205
Accounts receivable, non current	6,753	-	-	-	6,753
Total	1,950,193	47,352	750	947,872	2,946,167

	Other	Held
	financial	Hedge
Liabilities	liabilities	derivatives	Total
	ThUS$	ThUS$	ThUS$
Other liabilities, current	1,349,174	17,445	1,366,619
Trade and others accounts payable, current	1,623,541	-	1,623,541
Accounts payable to related entities, current	406	-	406
Other financial liabilities, non-current	6,820,485	3,757	6,824,242
Accounts payable, non-current	455,339	-	455,339
Total	10,248,945	21,202	10,270,147

(*)          The value presented as initial designation as fair value through profit and loss, corresponds mainly to private investment funds; and loans and receivables corresponds to guarantees given.

41

As of December 31, 2016

				Initial designation
	Loans		Held	as fair value
	and	Hedge	for	through
Assets	receivables	derivatives	trading	profit and loss	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	933,805	-	-	15,522	949,327
Other financial assets, current (*)	164,426	11,411	-	536,991	712,828
Trade and others accounts receivable, current	1,107,889	-	-	-	1,107,889
Accounts receivable from related entities, current	554	-	-	-	554
Other financial assets, non current (*)	101,603	-	522	-	102,125
Accounts receivable, non current	8,254	-	-	-	8,254
Total	2,316,531	11,411	522	552,513	2,880,977

	Other	Held
	financial	Hedge
Liabilities	liabilities	derivatives	Total
	ThUS$	ThUS$	ThUS$
Other liabilities, current	1,814,647	24,881	1,839,528
Trade and others accounts payable, current	1,593,068	-	1,593,068
Accounts payable to related entities, current	269	-	269
Other financial liabilities, non-current	6,790,273	6,679	6,796,952
Accounts payable, non-current	359,391	-	359,391
Total	10,557,648	31,560	10,589,208

(*)          The value presented as initial designation as fair value through profit and loss, corresponds mainly to private investment funds; and loans and receivables corresponds to guarantees given.

42

7.2.	Financial instruments by currency

a)	Assets

	As of	As of
	September 30,	December 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Cash and cash equivalents	939,851	949,327
Argentine peso	12,376	7,871
Brazilian real	66,212	97,401
Chilean peso	21,190	30,758
Colombian peso	19,764	4,336
Euro	6,533	1,695
US Dollar	797,842	780,124
Other currencies	15,934	27,142
Other financial assets (current and non-current)	788,959	814,953
Argentine peso	309	337
Brazilian real	633,733	686,501
Chilean peso	26,631	668
Colombian peso	610	1,023
Euro	7,594	6,966
US Dollar	118,009	117,346
Other currencies	2,073	2,112
Trade and other accounts receivable, current	1,209,487	1,107,889
Argentine peso	75,700	82,770
Brazilian real	668,265	551,260
Chilean peso	106,932	92,791
Colombian peso	8,541	16,454
Euro	64,908	21,923
US Dollar	170,910	312,394
Other currencies (*)	114,231	30,297
Accounts receivable, non-current	6,753	8,254
Brazilian real	4	4
Chilean peso	6,749	8,250
Accounts receivable from related entities, current	1,117	554
Chilean peso	379	554
US Dollar	658	-
Other currencies (*)	80	-
Total assets	2,946,167	2,880,977
Argentine peso	88,385	90,978
Brazilian real	1,368,214	1,335,166
Chilean peso	161,881	133,021
Colombian peso	28,915	21,813
Euro	79,035	30,584
US Dollar	1,087,419	1,209,864
Other currencies	132,318	59,551

(*)          See the composition of the others currencies in Note 8 Trade, other accounts receivable and non-current accounts receivable.

b)	Liabilities

Liabilities information is detailed in the table within Note 3 Financial risk management.

43

NOTE 8 - TRADE AND OTHER ACCOUNTS RECEIVABLE CURRENT, AND NON-CURRENT ACCOUNTS RECEIVABLE

	As of	As of
	September 30,	December 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Trade accounts receivable	1,195,070	1,022,933
Other accounts receivable	106,694	170,264
Total trade and other accounts receivable	1,301,764	1,193,197
Less: Allowance for impairment loss	(85,524)	(77,054)
Total net trade and accounts receivable	1,216,240	1,116,143
Less: non-current portion – accounts receivable	(6,753)	(8,254)
Trade and other accounts receivable, current	1,209,487	1,107,889

The fair value of trade and other accounts receivable does not differ significantly from the book value.

The maturity of these accounts at the end of each period is as follows:

	As of	As of
	September 30,	December 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Fully performing	1,040,811	907,358
Matured accounts receivable, but not impaired
Expired from 1 to 90 days	44,374	27,651
Expired from 91 to 180 days	12,621	9,303
More than 180 days overdue (*)	11,740	1,567
Total matured accounts receivable, but not impaired	68,735	38,521
Matured accounts receivable and impaired
Judicial, pre-judicial collection and protested documents	38,641	34,909
Debtor under pre-judicial collection process and portfolio sensitization	46,883	42,145
Total matured accounts receivable and impaired	85,524	77,054
Total	1,195,070	1,022,933

(*) Value of this segment corresponds primarily to accounts receivable that were evaluated in their ability to recover, therefore not requiring a provision.

44

Currency balances that make up the Trade and other accounts receivable and non-current accounts receivable are the following:

	As of	As of
	September 30,	December 31,
Currency	2017	2016
	ThUS$	ThUS$
	Unaudited
Argentine Peso	75,700	82,770
Brazilian Real	668,269	551,264
Chilean Peso	113,681	101,041
Colombian peso	8,541	16,454
Euro	64,908	21,923
US Dollar	170,910	312,394
Other currency (*)	114,231	30,297
Total	1,216,240	1,116,143

(*) Other currencies
Australian Dollar	32,757	5,487
Chinese Yuan	1,036	271
Danish Krone	345	151
Pound Sterling	10,033	3,904
Indian Rupee	2,449	303
Japanese Yen	14,980	2,601
Norwegian Kroner	491	184
Swiss Franc	3,459	1,512
Korean Won	13,439	4,241
New Taiwanese Dollar	2,110	662
Other currencies	33,132	10,938
Total	114,231	30,254

The Company records allowances when there is evidence of impairment of trade receivables. The criteria used to determine that there is objective evidence of impairment losses are the maturity of the portfolio, specific acts of damage (default) and specific market signals.

Maturity	Impairment
Judicial and pre-judicial collection assets	100%
Over 1 year	100%
Between 6 and 12 months	50%

45

Movement in the allowance for impairment loss of Trade and other accounts receivables are the following:

	Opening		(Increase)	Closing
	balance	Write-offs	Decrease	balance
Periods	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to September 30, 2016 (Unaudited)	(60,072)	18,052	(29,459)	(71,479)
From October 1 to December 31, 2016	(71,479)	2,858	(8,433)	(77,054)
From January 1 to September 30, 2017 (Unaudited)	(77,054)	2,549	(11,019)	(85,524)

Once pre-judicial and judicial collection efforts are exhausted, the assets are written off against the allowance. The Company only uses the allowance method rather than direct write-off, to ensure control.

Historic and current re-negotiations are not relevant and the policy is to analyze case by case in order to classify them according to the existence of risk, determining whether it is appropriate to re-classify accounts to pre-judicial recovery. If such re-classification is justified, an allowance is made for the account, whether overdue or falling due.

The maximum credit-risk exposure at the date of presentation of the information is the fair value of each one of the categories of accounts receivable indicated above.

	As of September 30, 2017			As of December 31, 2016
	Gross exposure	Gross	Exposure net	Gross exposure	Gross	Exposure net
	according to	impaired	of risk	according to	Impaired	of risk
	balance	exposure	concentrations	balance	exposure	concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unaudited
Trade accounts receivable	1,195,070	(85,524)	1,109,546	1,022,933	(77,054)	945,879
Other accounts receivable	106,694	-	106,694	170,264	-	170,264

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

46

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

(a)	Accounts Receivable

					As of	As of
			Country		September 30,	December 31,
Tax No.	Related party	Relationship	of origin	Currency	2017	2016
					ThUS$	ThUS$
					Unaudited
Foreign	Qatar Airways	Shareholder	Qatar	ThU$	658	-
78.591.370-1	Bethia S.A. and Subsidiaries	Related director	Chile	CLP	370	538
Foreign	Consultoría Administrativa Profesional S.A. de C.V.	Related company	México	MXN	80	-
87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	CLP	9	14
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Related director	Chile	CLP	-	2
	Total current assets				1,117	554

(b)	Accounts payable

					As of	As of
			Country		September 30,	December 31,
Tax No.	Related party	Relationship	of origin	Currency	2017	2016
					ThUS$	ThUS$
					Unaudited

78.997.060-2	Viajes Falabella Ltda.	Related director	Chile	CLP	390	46
78.591.370-1	Bethia S.A. and Subsidiaries	Related director	Chile	CLP	11	6
Foreign	Inversora Aeronáutica Argentina S.A.	Related director	Argentina	ThUS$	3	2
65.216.000-K	Comunidad Mujer	Related director	Chile	CLP	2	13
Foreign	Consultoría Administrativa Profesional S.A. de C.V.	Related company	México	MXN	-	170
Foreign	TAM Aviação Executiva e Taxi Aéreo S.A.	Related director	Brazil	BRL	-	28
79.773.440-3	Transportes San Felipe S.A	Common property	Chile	CLP	-	4
	Total current liabilities				406	269

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties. The transaction times are between 30 and 45 days, and the nature of settlement of the transactions is monetary.

47

NOTE 10 -INVENTORIES

The composition of Inventories is as follows:

	As of	As of
	September 30,	December 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Technical stock	193,822	191,864
Non-technical stock	49,635	49,499
Total	243,457	241,363

The items included in this heading are spare parts and materials that will be used mainly in consumption in in-flight and maintenance services provided to the Company and third parties, which are valued at average cost, net of provision for obsolescence, as per the following detail:

	As of	As of
	September 30,	December 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Provision for obsolescence Technical stock	34,473	31,647
Provision for obsolescence Non-technical stock	6,303	3,429
Total	40,776	35,076

The resulting amounts do not exceed the respective net realization values.

As of September 30, 2017, the Company recorded ThUS$ 100,556 (ThUS$ 102,344 at September 30, 2016) within the income statement, mainly due to in-flight consumption and maintenance, which forms part of Cost of sales.

48

NOTE 11 - OTHER FINANCIAL ASSETS

The composition of other financial assets is as follows:

	Current Assets		Non-current assets		Total Assets
	As of	As of	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2017	2016	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
(a) Other financial assets
Private investment funds	558,936	536,991	-	-	558,936	536,991
Deposits in guarantee (aircraft)	14,436	16,819	44,991	56,846	59,427	73,665
Guarantees for margins of derivatives	4,960	939	-	-	4,960	939
Other investments	-	-	750	522	750	522
Other guarantees given	71,605	140,733	45,927	44,757	117,532	185,490
Other	-	5,935	3	-	3	5,935
Subtotal of other financial assets	649,937	701,417	91,671	102,125	741,608	803,542
(b) Hedging assets
Interest accrued since the last payment date of Cross currency swap	635	64	-	-	635	64
Fair value of foreign currency derivatives	24,984	1,259	534	-	25,518	1,259
Fair value of fuel price derivatives	21,198	10,088	-	-	21,198	10,088

Subtotal of hedging assets	46,817	11,411	534	-	47,351	11,411
Total Other Financial Assets	696,754	712,828	92,205	102,125	788,959	814,953

The types of derivative hedging contracts maintained by the Company at the end of each period are described in Note 19.

49

NOTE 12 - OTHER NON-FINANCIAL ASSETS

The composition of other non-financial assets is as follows:

	Current assets		Non-current assets		Total Assets
	As of	As of	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2017	2016	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
(a) Advance payments
Aircraft leases	32,156	37,560	6,708	14,065	38,864	51,625
Aircraft insurance and other	25,945	14,717	-	-	25,945	14,717
Others	14,886	4,521	1,255	1,573	16,141	6,094
Subtotal advance payments	72,987	56,798	7,963	15,638	80,950	72,436
(b) Other assets
Aircraft maintenance reserve (*)	41,970	51,576	42,762	90,175	84,732	141,751
Sales tax	141,074	102,351	40,800	40,232	181,874	142,583
Other taxes	987	500	-	-	987	500
Contributions to Société Internationale de Télécommunications Aéronautiques ("SITA")	406	406	591	591	997	997
Judicial deposits	-	-	109,103	90,604	109,103	90,604
Others	1,241	611	775	104	2,016	715
Subtotal other assets	185,678	155,444	194,031	221,706	379,709	377,150
Total Other Non - Financial Assets	258,665	212,242	201,994	237,344	460,659	449,586

(*) Aircraft maintenance reserves reflect prepayment deposits made by the group to lessors of certain aircraft under operating lease agreements in order to ensure that funds are available to support the scheduled heavy maintenance of the aircraft.

These amounts are calculated based on performance measures, such as flight hours or cycles, are paid periodically (usually monthly) and are contractually required to be repaid to the lessee upon the completion of the required maintenance of the leased aircraft. At the end of the lease term, any unused maintenance reserves are either returned to the Company in cash or used to offset amounts that we may owe the lessor as a maintenance adjustment.

In some cases (five lease agreements), if the maintenance cost incurred by LATAM is less than the corresponding maintenance reserves, the lessor is entitled to retain those excess amounts at the time the heavy maintenance is performed. The Company periodically reviews its maintenance reserves for each of its leased aircraft to ensure that they will be recovered, and recognizes an expense if any such amounts are less than probable of being returned. Since the association with TAM S.A., in June 2012, the cost of aircraft maintenance has been higher than the related maintenance reserves for all aircraft.

As of September 30, 2017, maintenance reserves total ThUS $ 84,732 (ThUS $ 141,751 as of December 31, 2016), corresponding to 15 aircraft that maintain remaining balances, which will be settled in the next maintenance or return.

Aircraft maintenance reserves are classified as current or non-current depending on the dates when the related maintenance is expected to be performed (Note 2.23)

50

NOTE 13 - NON-CURRENT ASSETS AND DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE

Non-current assets and in disposal groups held for sale at September 30, 2017 and December 31, 2016 are detailed below:

	As of	As of
	September 30,	December 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Current assets
Aircraft	269,237	281,158
Engines and rotables	17,319	29,083
Other assets	42,316	26,954
Total	328,872	337,195
Current liabilities
Other liabilities	16,043	10,152
Total	16,043	10,152

The balances are presented at the lower of book value and fair value less cost to sell. The fair value of these assets were determined based on quoted prices in active markets for similar assets or liabilities. This is a level II measurement as per the fair value hierarchy set out in note 3.3 (2). There were no transfers between levels for recurring fair value measurements during the year.

(a)	Assets reclassified from Property, plant and equipment to Non-current assets or groups of assets for disposal classified as held for sale

During 2016, two Airbus A319 aircraft, two Airbus A320 aircraft, five Airbus A330 aircraft, two Boeing 777 aircraft, eight A330 spare engines, A330 rotables and two buildings under the heading Non-current assets were transferred from the Property, plant and equipment heading. or groups of assets for disposal, classified as held for sale.

As a result, as of December 31, 2016, an adjustment of US $ 55 million was recorded to write down these assets to their net.

During 2016, two Airbus A319 aircraft, one Airbus A320 aircraft, two Airbus A330 aircraft, one A330 spare engine and D200 rotables were sold.

During fiscal year 2017, an adjustment of US $ 10 million was recognized to record these assets at their net realizable value.

In addition, during the 2017 financial year, seven Airbus A330 Spare engines were sold.

51

The detail of fleet classified as non-current assets or groups of assets for disposal classified as held for sale is the following:

	As of		As of
	September 30,		December 31,
Aircraft	2017		2016
	Unaudited
Boeing 777 Freighter	2	(*)	2	(*)
Airbus A330-200	3		3
Airbus A320-200	1		1
ATR42-300	1		1
Total	7		7

(*) One aircraft leased to DHL.

(b)	Assets reclassified from Inventories to Non-current assets or groups of assets for disposal classified as held for sale

During in the first quarter of 2017, stocks of the fleet Airbus A330, were reclassified from Inventories to Non-current assets or groups of assets for disposal classified as held for sale.

NOTE 14 - INVESTMENTS IN SUBSIDIARIES

(a)	Investments in subsidiaries

The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of LATAM Airlines Group S.A. and Subsidiaries. The consolidation also includes special-purpose entities.

Detail of significant subsidiaries and summarized financial information:

			Ownership
			As of	As of
	Country of	Functional	September 30,	December 31,
Name of significant subsidiary	incorporation	currency	2017	2016
			%	%
			Unaudited
Lan Perú S.A.	Peru	US$	70.00000	70.00000
Lan Cargo S.A.	Chile	US$	99.89803	99.89803
Lan Argentina S.A.	Argentina	ARS	99.86560	99.86560
Transporte Aéreo S.A.	Chile	US$	100.00000	100.00000
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	Ecuador	US$	100.00000	100.00000
Aerovías de Integración Regional, AIRES S.A.	Colombia	COP	99.19414	99.19061
TAM S.A.	Brazil	BRL	99.99938	99.99938

The consolidated subsidiaries do not have significant restrictions for transferring funds to controller.

52

Summary financial information of significant subsidiaries

							Results for the period
	Statement of financial position as of September 30, 2017						ended September 30, 2017
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited						Unaudited
Lan Perú S.A.	367,903	346,019	21,884	346,916	345,428	1,488	780,086	4,796
Lan Cargo S.A.	586,055	252,268	333,787	395,777	312,196	83,581	177,919	(52,376)
Lan Argentina S.A.	204,390	168,794	35,596	215,237	212,806	2,431	282,964	(26,885)
Transporte Aéreo S.A.	354,747	57,594	297,153	111,811	35,813	75,998	239,365	25,214
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	118,217	86,526	31,691	105,793	99,370	6,423	163,106	2,122
Aerovías de Integración Regional, AIRES S.A.	136,256	56,787	79,469	102,178	90,620	11,558	183,300	(13,491)
TAM S.A. (*)	4,709,192	1,913,847	2,795,345	3,984,844	2,239,794	1,745,050	3,415,698	117,256

							Results for the period
	Statement of financial position as of December 31, 2016						ended September 30, 2016
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
							Unaudited
Lan Perú S.A.	306,111	283,691	22,420	294,912	293,602	1,310	727,869	1,847
Lan Cargo S.A.	480,908	144,309	336,599	239,728	211,395	28,333	186,072	(19,086)
Lan Argentina S.A.	216,331	194,306	22,025	200,172	197,330	2,842	276,530	(25,413)
Transporte Aéreo S.A.	340,940	36,986	303,954	124,805	59,668	65,137	211,424	3,177
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	89,667	56,064	33,603	81,101	75,985	5,116	164,361	2,614
Aerovías de Integración Regional, AIRES S.A.	129,734	55,132	74,602	85,288	74,160	11,128	201,806	(17,370)
TAM S.A. (*)	5,287,286	1,794,189	3,493,097	4,710,308	2,837,620	1,872,688	2,977,791	22,345

(*) Correspond to consolidated information of TAM S.A. and Subsidiaries.

53

(b)	Non-controlling interest

			As of	As of	As of	As of
		Country	September 30,	December 31,	September 30,	December 31,
Equity	Tax No.	of origin	2017	2016	2017	2016
			%	%	ThUS$	ThUS$
			Unaudited		Unaudited
Lan Perú S.A	0-E	Peru	30.00000	30.00000	6,297	3,360
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	1,531	957
Promotora Aérea Latinoamericana S.A. and Subsidiaries	0-E	Mexico	51.00000	51.00000	4,714	3,162
Inversora Cordillera S.A. and Subsidiaries	0-E	Argentina	0.70422	0.70422	1,345	515
Lan Argentina S.A.	0-E	Argentina	1.00000	1.00000	(581)	(311)
Americonsult de Guatemala S.A.	0-E	Guatemala	0.20000	0.20000	1	1
Americonsult Costa Rica S.A.	0-E	Costa Rica	1.00000	1.00000	12	12
Linea Aérea Carguera de Colombiana S.A.	0-E	Colombia	10.00000	10.00000	(307)	(905)
Aerolíneas Regionales de Integración Aires S.A.	0-E	Colombia	0.80586	0.80944	335	436
Transportes Aereos del Mercosur S.A.	0-E	Paraguay	5.02000	5.02000	1,217	1,104
Multiplus S.A.	0-E	Brazil	27.26000	27.26000	86,702	80,313
Total					101,266	88,644

			For the period ended		For the 9 months ended		For the 3 months ended
		Country	September 30,		September 30,		September 30,
Incomes	Tax No.	of origin	2017	2016	2017	2016	2017	2016
			%	%	ThUS$	ThUS$	ThUS$	ThUS$
			Unaudited		Unaudited		Unaudited

Lan Perú S.A	0-E	Peru	30.00000	30.00000	2,937	554	3,185	741
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	(7)	(7)	(10)	-
Promotora Aerea Latinoamericana S.A. and Subsidiaries	0-E	Mexico	51.00000	51.00000	1,552	337	488	(87)
Inversora Cordillera S.A. and Subsidiaries	0-E	Argentina	0.70422	0.70422	117	272	-	92
Lan Argentina S.A.	0-E	Argentina	0.13440	0.13440	24	58	-	19
Americonsult de Guatemala S.A.	0-E	Guatemala	1.00000	1.00000	-	(4)	-	(4)
Linea Aérea Carguera de Colombiana S.A.	0-E	Colombia	10.00000	10.00000	612	(36)	312	(335)
Aerolíneas Regionales de Integración Aires S.A.	0-E	Colombia	0.80586	0.80939	(110)	(171)	(11)	(81)
Transportes Aereos del Mercosur S.A.	0-E	Paraguay	5.02000	5.02000	194	160	141	110
Multiplus S.A.	0-E	Brazil	27.26000	27.26000	35,610	31,054	13,533	11,127
Total					40,929	32,217	17,638	11,582

54

NOTE 15 - INTANGIBLE ASSETS OTHER THAN GOODWILL

The details of intangible assets are as follows:

	Classes of intangible assets		Classes of intangible assets
	(net)		(gross)
	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,
	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Airport slots	1,006,998	978,849	1,006,998	978,849
Loyalty program	335,645	326,262	335,645	326,262
Computer software	168,381	157,016	512,342	419,652
Developing software	102,634	91,053	102,635	91,053
Trademarks (1)	51,431	57,133	65,303	63,730
Other assets	-	-	808	808
Total	1,665,089	1,610,313	2,023,731	1,880,354

Movement in Intangible assets other than goodwill:

	Computer			Trademarks
	software	Developing	Airport	and loyalty
	Net	software	slots (2)	program (1) (2)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2016	104,258	74,887	816,987	325,293	1,321,425
Additions	6,082	57,004	-	-	63,086
Withdrawals	(736)	(185)	-	-	(921)
Transfer software	78,003	(67,150)	-	-	10,853
Foreing exchange	6,066	7,141	165,753	65,996	244,956
Amortization	(32,948)	-	-	-	(32,948)
Closing balance as of September 30, 2016 (Unaudited)	160,725	71,697	982,740	391,289	1,606,451

Opening balance as of October 1, 2016	160,725	71,697	982,740	391,289	1,606,451
Additions	606	26,668	-	-	27,274
Withdrawals	-	(6)	-	-	(6)
Transfer software	7,026	(7,226)	-	-	(200)
Foreing exchange	(377)	(80)	(3,891)	(1,549)	(5,897)
Amortization	(10,964)	-	-	(6,345)	(17,309)
Closing balance as of December 31, 2016	157,016	91,053	978,849	383,395	1,610,313

Opening balance as of January 1, 2017	157,016	91,053	978,849	383,395	1,610,313
Additions	2,455	54,989	-	-	57,444
Withdrawals	(240)	(671)	-	-	(911)
Transfer software	43,469	(43,485)	-	-	(16)
Foreing exchange	1,983	748	28,149	10,923	41,803
Amortization	(36,302)	-	-	(7,242)	(43,544)
Closing balance as of June 30, 2017 (Unaudited)	168,381	102,634	1,006,998	387,076	1,665,089

(1)	In 2016, after the extensive work of integration after the association between LAN and TAM, during which there has been solid progress in the homologation of the optimization processes of its air connections, in addition to the restructuring and modernization of the fleet of aircraft, the Company has resolved adopt a unique name and identity, and announce that the brand of the group will be LATAM ", which would unite all companies under a single image.

55

Given the above, we have proceeded to review the brands useful life, concluding that these should go from an indefinite to defined useful life. The estimated new useful life is 5 years, equivalent to the period for finishing all the image changes necessary.

(2)	See Note 2.5

The amortization of the period is shown in the consolidated statement of income in administrative expenses. The accumulated amortization of computer programs and brands as of September 30, 2017, amounts to ThUS$ 358,642 (ThUS$ 270,041 at December 31, 2016).

NOTE 16 – GOODWILL

The Goodwill amount at September 30, 2017 is ThUS$ 2,786,047 (ThUS$ 2,710,382 at December 31, 2016). Movement of Goodwill separated by CGU it includes the following:

		Coalition
Movement of Goodwill, separated by CGU:		and loyalty
	Air	program
	Transport	Multiplus	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2016	1,835,088	445,487	2,280,575
Increase (decrease) due to exchange rate differences	352,672	90,382	443,054
Closing balance as of September 30, 2016 (Unaudited)	2,187,760	535,869	2,723,629

Opening balance as of October 1, 2016	2,187,760	535,869	2,723,629
Increase (decrease) due to exchange rate differences	(10,859)	(2,121)	(12,980)
Others	(267)	-	(267)
Closing balance as of December 31, 2016	2,176,634	533,748	2,710,382

Opening balance as of January 1, 2017	2,176,634	533,748	2,710,382
Increase (decrease) due to exchange rate differences	60,316	15,349	75,665
Closing balance as of September 30, 2017 (Unaudited)	2,236,950	549,097	2,786,047

The Company has two cash- generating units (CGUs), “Air transportation” and, “Coalition and loyalty program Multiplus”. The CGU "Air transport" considers the transport of passengers and cargo, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil, and in a developed series of regional and international routes in America, Europe and Oceania, while the CGU "Coalition and loyalty program Multiplus” works with an integrated network associated companies in Brazil.

The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of expected cash flows, 5 years after tax, which are based on the budget approved by the Board. Cash flows beyond the budget period are extrapolated using the estimated growth rates, which do not exceed the average rates of long-term growth.

56

Management establish rates for annual growth, discount, inflation and exchange for each cash generating, as well as fuel prices, based on their key assumptions. The annual growth rate is based on past performance and management's expectations over market developments in each country where it operates. The discount rates used are in American Dollars for the CGU "Air transportation" and Brazilian Reals for CGU "Program coalition loyalty Multiplus", both after taxes and reflect specific risks related to each country where the Company operates. Inflation and exchange rates are based on available data for each country and the information provided by the Central Bank of each country, and the fuel price is determined based on estimated production levels, competitive environment market in which they operate and its business strategy.

As of December 31, 2016 the recoverable values were determined using the following assumptions presented below:

		Air transportation	Coalition and loyalty
		CGU	program Multiplus CGU (2)
Annual growth rate (Terminal)%		1.0 - 2.0	4.0 - 5.0
Exchange rate (1)	R$/US$	3.9 - 4.4	3.9 - 4.4
Discount rate based on the weighted average cost of capital (WACC)%		8.27 - 9.27	-
Discount rate based on cost of equity (Ke)%		-	12.3 - 13.3
Fuel Price from futures price curves commodities markets	US$/barrel	61-76	-

(1) In line with the expectations of the Central Bank of Brazil

(2) The flow, as well as annual growth rte and discount, are denominated in real.

The result of the impairment test, which includes a sensitivity analysis of the main variables, showed that the estimated recoverable amount is higher than carrying value of the book value of net assets allocated to the cash generating unit, and therefore impairment was not detected.

CGU´s are sensitive to rates for annual growth, discount and exchanges rates. The sensitivity analysis included the individual impact of changes in estimates critical in determining the recoverable amounts, namely:

			Decrease
	Increase	Increase	Minimum
	Maximum	Maximum	terminal
	WACC	Ke	growth rate
	%	%	%
Air transportation CGU	9.27	-	1.0
Coalition and loyalty program Multiplus CGU	-	13.3	4.0

In none of the previous cases impairment in the cash- generating unit was presented.

As of September 30, 2017, no signs of deterioration have been identified for the CGU Multiplus Coalition and Loyalty Program and for the UGE Transporte Aéreo that require a deterioration test.

57

NOTE 17 - PROPERTY, PLANT AND EQUIPMENT

The composition by category of Property, plant and equipment is as follows:

	Gross Book Value		Acumulated depreciation		Net Book Value
	As of	As of	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2017	2016	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Construction in progress (*)	512,067	470,065	-	-	512,067	470,065
Land	51,027	50,148	-	-	51,027	50,148
Buildings	192,786	190,771	(65,241)	(60,552)	127,545	130,219
Plant and equipment	9,045,396	10,099,587	(2,216,078)	(2,350,045)	6,829,318	7,749,542
Own aircraft	8,368,448	9,436,684	(1,969,018)	(2,123,025)	6,399,430	7,313,659
Other (**)	676,948	662,903	(247,060)	(227,020)	429,888	435,883
Machinery	40,516	39,246	(29,691)	(26,821)	10,825	12,425
Information technology equipment	167,011	163,695	(136,364)	(123,981)	30,647	39,714
Fixed installations and accessories	190,401	178,363	(104,991)	(94,451)	85,410	83,912
Motor vehicles	71,840	96,808	(58,672)	(67,855)	13,168	28,953
Leasehold improvements	186,980	192,100	(97,191)	(87,559)	89,789	104,541
Other property, plants and equipment	3,854,936	3,005,981	(1,424,772)	(1,177,351)	2,430,164	1,828,630
Financial leasing aircraft	3,762,458	2,905,556	(1,397,845)	(1,152,190)	2,364,613	1,753,366
Other	92,478	100,425	(26,927)	(25,161)	65,551	75,264
Total	14,312,960	14,486,764	(4,133,000)	(3,988,615)	10,179,960	10,498,149

(*)   As of September 30, 2017, includes pre-delivery payments to aircraft manufacturers for ThUS$ 500,247 (ThUS$ 434,250 as of December 31, 2016)

(**) Mainly considers rotable and tools.

58

(a)         Movement in the different categories of Property, plant and equipment:

										Other
						Information	Fixed			property,	Property,
				Plant and		technology	installations	Motor	Leasehold	plant and	Plant and
	Construction		Buildings	equipment		equipment	& accessories	vehicles	improvements	equipment	equipment
	in progress	Land	net	net		net	net	net	net	net	net
	ThUS$	ThUS$	ThUS$	ThUS$		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2016	1,142,812	45,313	91,491	7,341,075		43,889	88,958	1,525	54,088	2,129,506	10,938,657
Additions	12,479	-	272	1,037,644		5,288	99	5	28,224	10,258	1,094,269
Disposals	-	-	-	(16,908	)(1)	(59)	-	-	-	-	(16,967)
Retirements	(117)	-	-	(35,371)		(47)	(696)	-	-	(4,318)	(40,549)
Depreciation expenses	-	-	(4,304)	(418,814)		(11,733)	(10,335)	(224)	(16,656)	(97,831)	(559,897)
Foreing exchange	5,140	5,027	2,653	53,119		3,076	9,796	230	2,925	95,314	177,280
Other increases (decreases)	(599,161)	-	27,247	(86,992)		615	16,488	-	17,292	(68,700)	(693,211)
Changes, total	(581,659)	5,027	25,868	532,678		(2,860)	15,352	11	31,785	(65,277)	(39,075)
Closing balance as of September 30, 2016 (Unaudited)	561,153	50,340	117,359	7,873,753		41,029	104,310	1,536	85,873	2,064,229	10,899,582
Opening balance as of October 1, 2016	561,153	50,340	117,359	7,873,753		41,029	104,310	1,536	85,873	2,064,229	10,899,582
Additions	2,002	-	-	263,449		2,104	193	1	25,957	2,755	296,461
Disposals	-	-	-	(10	)(1)	-	-	(32)	-	(2,972)	(3,014)
Retirements	(167)	-	(68)	(4,445)		(8)	(562)	-	-	1,714	(3,536)
Depreciation expenses	-	-	(1,930)	(143,317)		(3,176)	(3,329)	(69)	(6,627)	(26,207)	(184,655)
Foreing exchange	(59)	(192)	(115)	(1,349)		(152)	(412)	(7)	(76)	(1,931)	(4,293)
Other increases (decreases)	(92,864)	-	14,973	(198,206	)(2)	(83)	(16,288)	(384)	(586)	(208,958)	(502,396)
Changes, total	(91,088)	(192)	12,860	(83,878)		(1,315)	(20,398)	(491)	18,668	(235,599)	(401,433)
Closing balance as of December 31, 2016	470,065	50,148	130,219	7,789,875		39,714	83,912	1,045	104,541	1,828,630	10,498,149
Opening balance as of January 1, 2017	470,065	50,148	130,219	7,789,875		39,714	83,912	1,045	104,541	1,828,630	10,498,149
Additions	8,104	-	-	163,909		2,386	313	11	5,498	26,492	206,713
Disposals	-	-	-	(7,505)		(6)	(3)	(43)	-	(26)	(7,583)
Retirements	(36)	-	(6)	(21,512)		(449)	(488)	-	-	(1,407)	(23,898)
Depreciation expenses	-	-	(6,258)	(371,004)		(11,360)	(10,827)	(142)	(20,331)	(148,894)	(568,816)
Foreing exchange	404	879	1,034	7,675		379	1,503	-	535	10,867	23,276
Other increases (decreases)	33,530	-	2,556	(708,550)		(17)	11,000	(448)	(454)	714,502	52,119
Changes, total	42,002	879	(2,674)	(936,987)		(9,067)	1,498	(622)	(14,752)	601,534	(318,189)
Closing balance as of September 30, 2017 (Unaudited)	512,067	51,027	127,545	6,852,888		30,647	85,410	423	89,789	2,430,164	10,179,960

(1)	During 2016 the sale of two Airbus A330 aircraft was materialized.
(2)	During 2016 the reclassification to non-current assets or groups of assets for disposal classified as held for sale (see Note 13) of two Airbus A319 aircraft, two Airbus A320 aircraft, six Airbus A330 aircraft and two Boeing 777 aircraft was materialized.

59

(b)         Composition of the fleet:

		Aircraft included
		in Property,				Operating			Total
		plant and equipment				leases			fleet
		As of		As of		As of		As of	As of		As of
		September 30,		December 31,		September 30,		December 31,	September 30,		December 31,
Aircraft	Model	2017		2016		2017		2016	2017		2016
		Unaudited				Unaudited			Unaudited
Boeing 767	300ER	34		34		2		3	36		37
Boeing 767	300F	8	(1)	8	(1)	2		3	10	(1)	11	(1)
Boeing 777	300ER	4		4		6		6	10		10
Boeing 777	Freighter	-		-		1		2	1		2
Boeing 787	800	6		6		4		4	10		10
Boeing 787	900	4		4		10		8	14		12
Airbus A319	100	37		36		10		12	47		48
Airbus A320	200	93	(2)	93		40		53	133	(3)	146
Airbus A320	NEO	1		1		1		1	2		2
Airbus A321	200	30		30		17		17	47		47
Airbus A350	900	5	(3)	5		2	(3)	2	7	(3)	7	(3)
Total		222		221		95		111	317		332

(1) Two aircraft leased to FEDEX as of September 2017; three aircraft as of December 2016.

(2) Three aircraft leased to Salam Air and one to Sundair

(3) Four aircraft leased to Qatar Air. Two in operating leases and two in Properties, plant and equipment.

(c)          Method used for the depreciation of Property, plant and equipment:

	Method	Useful life (years)
		minimum	maximum
Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	5	23
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	5
Other property, plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	10	23

(*) Except for the Boeing 767 300ER and Boeing 767 300F fleets which consider a lower residual value due to the extension of their useful life to 22 and 23 years respectively. Additionally certain technical components, which are depreciated based on the basis of cycles and flight hours.

The aircraft with remarketing clause (**) under modality of financial leasing, which are depreciated according to the duration of their contracts, between 12 and 18 years. Its residual values are estimated according to market value at the end of such contracts.

(**) Aircraft with remarketing clause are those that are required to sell at the end of the contract.

60

As of September 30, 2017, the deferred charge for the period, which is included in the consolidated statement of income, amounts to ThUS $ 568,816 (ThUS $ 559,897 as of September 30, 2016). This charge is recognized in the items of cost of sales and administrative expenses of the consolidated statement of income.

(d)	Additional information regarding Property, plant and equipment:

(i)	Property, plant and equipment pledged as guarantee:

Description of Property, plant and equipment pledged as guarantee:

			As of		As of
			September 30,		December 31,
			2017		2016
Creditor of	Assets		Existing	Book	Existing	Book
guarantee	committed	Fleet	Debt	Value	Debt	Value
			ThUS$	ThUS$	ThUS$	ThUS$
			Unaudited
Wilmington	Aircraft and engines	Airbus A321 / A350	650,474	731,645	596,224	722,979
Trust Company		Boeing 767	613,384	901,952	811,723	1,164,364
		Boeing 787	739,076	847,785	739,031	899,445
Banco Santander S.A.	Aircraft and engines	Airbus A319	-	-	50,671	91,889
		Airbus A320	205,739	297,260	462,950	709,788
		Airbus A321	30,193	41,188	32,853	44,227
BNP Paribas	Aircraft and engines	Airbus A319	88,035	138,707	134,346	228,384
		Airbus A320	114,792	179,433	128,173	181,838
Credit Agricole	Aircraft and engines	Airbus A319	22,169	39,554	26,014	37,389
		Airbus A320	50,687	99,927	71,794	144,157
		Airbus A321	32,920	87,979	40,609	93,110

Wells Fargo	Aircraft and engines	Airbus A320	231,753	312,103	252,428	333,419
Bank of Utah	Aircraft and engines	Airbus A320 / A350	632,292	677,997	670,826	709,280
Natixis	Aircraft and engines	Airbus A320	37,440	73,796	45,748	66,738
		Airbus A321	390,011	485,126	377,104	514,625
Citibank N. A.	Aircraft and engines	Airbus A320	99,015	143,962	111,243	166,370
		Airbus A321	37,757	69,450	42,867	70,166

KfW IPEX-Bank	Aircraft and engines	Airbus A319	6,074	5,604	7,494	6,360
		Airbus A320	23,181	31,130	28,696	36,066
Airbus Financial Services	Aircraft and engines	Airbus A319	24,766	28,029	30,199	33,823
PK AirFinance US, Inc.	Aircraft and engines	Airbus A320	48,626	57,920	54,786	46,341
Banco BBVA	Land and buildings		53,487	67,489	50,381	69,498
Total direct guarantee			4,131,871	5,318,036	4,766,160	6,370,256

The amounts of existing debt are presented at nominal value. Book value corresponds to the carrying value of the goods provided as guarantees.

Additionally, there are indirect guarantees related to assets recorded in Property, plant and equipment whose total debt at September 30, 2017 amounted to ThUS$ 1,012,760 (ThUS$ 913,494 at December 31, 2016). The book value of assets with indirect guarantees as of September 30, 2017 amounts to ThUS$ 2,338,818 (ThUS$ 1,740,815 as of December 31, 2016).

61

(ii)	Commitments and others

Fully depreciated assets and commitments for future purchases are as follows:

	As of	As of
	September 30,	December 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Gross book value of fully depreciated property, plant and equipment still in use	134,149	116,386
Commitments for the acquisition of aircraft (*)	13,800,000	15,100,000

(*) Acording to the manufacturer’s price list.

Purchase commitment of aircraft

	Year of delivery
Manufacturer	2017	2018	2019	2020	2021	2022	Total
Airbus S.A.S.	-	7	9	16	21	11	64
A320-NEO	-	4	3	9	8	5	29
A321	-	1	-	-	-	-	1
A321-NEO	-	2	3	5	5	4	19
A350-1000	-	-	-	2	8	2	12
A350-900	-	-	3	-	-	-	3
The Boeing Company	-	-	3	2	2	-	7
Boeing 777	-	-	2	-	-	-	2
Boeing 787-9	-	-	1	2	2	-	5
Total	-	7	12	18	23	11	71

In April 2016 the change of four Airbus A320 NEO aircraft to four Airbus A321 NEO aircraft was signed. In August 2016 a cancellation of 12 Airbus A320 NEO aircraft and the change of two Airbus A350-900 to two Airbus A350-1000 were signed.

As of September 30, 2017, as a result of the different aircraft purchase agreements signed with Airbus SAS, there remain 49 Airbus aircraft of the A320 family, with deliveries between 2018 and 2021, and 15 Airbus aircraft of the A350 family with dates of delivery between 2019 and 2022.

The approximate amount is ThUS$ 11,900,000, according to the manufacturer’s price list.

In May 2016 the change of four Boeing 787-8 aircraft for four Boeing 787-9 aircraft was signed.

As of September 30, 2017, as a result of the different aircraft purchase agreements signed with The Boeing Company, there remain 5 Boeing 787 Dreamliner aircraft, with delivery dates between 2019 and 2021, and 2 Boeing 777 aircraft, with delivery scheduled for the year 2019.

The approximate amount, according to the manufacturer's list prices, is ThUS $ 1,900,000.

62

(iii)	Capitalized interest costs with respect to Property, plant and equipment.

		For the periods ended
		September 30,
		2017	2016
		Unaudited
Average rate of capitalization of capitalized interest costs	%	4.12	3.38
Costs of capitalized interest	ThUS$	8,210	4,034

(iv)	Financial leases

The detail of the main financial leases is as follows:

			As of	As of
			September 30,	December 31,
Lessor	Aircraft	Model	2017	2016
			Unaudited

Bandurria Leasing Limitd	Airbus A319	100	3	-
Bandurria Leasing Limitd	Airbus A320	200	4	-
Becacina Leasing LLC	Boeing 767	300ER	1	1
Caiquen Leasing LLC	Boeing 767	300F	1	1
Cernicalo Leasing LLC	Boeing 767	300F	1	2
Cisne Leasing LLC	Boeing 767	300ER	2	2
Codorniz Leasing Limited	Airbus A319	100	2	2
Conure Leasing Limited	Airbus A320	200	2	2
Flamenco Leasing LLC	Boeing 767	300ER	1	1
FLYAFI 1 S.R.L.	Boeing 777	300ER	1	1
FLYAFI 2 S.R.L.	Boeing 777	300ER	1	1
FLYAFI 3 S.R.L.	Boeing 777	300ER	1	1
Garza Leasing LLC	Boeing 767	300ER	1	1
General Electric Capital Corporation	Airbus A330	200	1	3
Intraelo BETA Corpotation (KFW)	Airbus A320	200	1	1
Jilguero Leasing LLC	Boing B767	300ER	3	-
Loica Leasing Limited	Airbus A319	100	2	2
Loica Leasing Limited	Airbus A320	200	2	2
Mirlo Leasing LLC	Boeing 767	300ER	1	1
NBB Rio de Janeiro Lease CO and Brasilia Lease LLC (BBAM)	Airbus A320	200	1	1
NBB São Paulo Lease CO. Limited (BBAM)	Airbus A321	200	1	1
Osprey Leasing Limited	Airbus A319	100	8	8
Patagon Leasing Limited	Airbus A319	100	3	-
Petrel Leasing LLC	Boeing 767	300ER	1	1
Pilpilen Leasing Limited	Airbus A320	200	-	4
Pochard Leasing LLC	Boeing 767	300ER	2	2
Quetro Leasing LLC	Boeing 767	300ER	3	3
SG Infraestructure Italia S.R.L.	Boeing 777	300ER	1	1
SL Alcyone LTD (Showa)	Airbus A320	200	1	1
Torcaza Leasing Limited	Airbus A320	200	8	-
Tricahue Leasing LLC	Boeing 767	300ER	3	3
Wacapou Leasing S.A	Airbus A320	200	1	1
Wells Fargo Bank North National Association	Airbus A319	100	1	-
Total			65	50

63

Financial leasing contracts where the Company acts as the lessee of aircrafts establish duration between 12 and 18 year terms and semi-annual, quarterly and monthly payments of obligations.

Additionally, the lessee will have the obligation to contract and maintain active the insurance coverage for the aircrafts, perform maintenance on the aircrafts and update the airworthiness certificates at their own cost.

The assets acquired under the financial leasing modality are classified under Other property, plant and equipment. As of September 30, 2017, the Company registered sixty-five aircraft under this modality (fifty aircraft as of December 31, 2016).

The book value of assets under financial leases as of September 30, 2017 amounts to ThUS$ 2,364,613 (ThUS$ 1,753,366 at December 31, 2016).

The minimum payments under financial leases are as follows:

	As of September 30, 2017			As of December 31, 2016
	Gross		Present	Gross		Present
	Value	Interest	Value	Value	Interest	Value
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
No later than one year	327,250	(35,057)	292,193	285,168	(32,365)	252,803
Between one and five years	904,980	(34,325)	870,655	704,822	(43,146)	661,676
Over five years	52,439	(961)	51,478	43,713	(120)	43,593
Total	1,284,669	(70,343)	1,214,326	1,033,703	(75,631)	958,072

NOTE 18 - CURRENT AND DEFERRED TAXES

In the period ended September 30, 2017, the income tax provision was calculated for such period, applying the rate of 25.5% for the business year 2017, in accordance with the Law No. 20,780 published in the Official Journal of the Republic of Chile on September 29, 2014.

Among the main changes is the progressive increase of the First Category Tax which will reach 27% in 2018 if the "Partially Integrated Taxation System" is chosen. Alternatively, if the Company chooses the "Attributed Income Taxation System" the top rate would reach 25% in 2017.

As LATAM Airlines Group S.A. is a public company, by default it must choose the "Partially Integrated Taxation System"(*), unless a future Extraordinary Meeting of Shareholders of the Company agrees, by a minimum of 2/3 of the votes, to choose the "Attributed Income Taxation System"(*). This decision was taken in the last quarter of 2016.

On February 8, 2016, an amendment to the abovementioned Law was issued (as Law 20,899) stating, as its main amendments, that Companies such Latam Airlines Group S.A. had to mandatorily choose the "Partially Integrated Taxation System"(*) and could not elect to use the other system.

Assets and deferred tax liabilities are offset if there is a legal right to offset the assets and liabilities always correspond to the same entity and tax authority.

64

(*) The Partially Integrated Taxation System is based on the taxation by the perception of profits and the Attributed Income Taxation System is based on the taxation by the accrual of profits.

(a)	Current taxes

(a.1)	The composition of the current tax assets is the following:

	Current assets		Non-current assets		Total assets
	As of	As of	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2017	2016	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Provisional monthly payments (advances)	61,365	43,821	-	-	61,365	43,821
Other recoverable credits	23,789	21,556	18,865	20,272	42,654	41,828
Total assets by current tax	85,154	65,377	18,865	20,272	104,019	85,649

(a.2)	The composition of the current tax liabilities are as follows:

	Current liabilities		Non-current liabilities		Total liabilities
	As of	As of	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2017	2016	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Income tax provision	2,939	9,632	-	-	2,939	9,632
Additional tax provision	-	4,654	-	-	-	4,654
Total liabilities by current tax	2,939	14,286	-	-	2,939	14,286

(b)	Deferred taxes

The balances of deferred tax are the following:

	Assets		Liabilities
	As of	As of	As of	As of
Concept	September 30,	December 31,	September 30,	December 31,
	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Depreciation	219,475	11,735	1,357,083	1,387,760
Leased assets	(26,259)	(35,922)	271,403	203,836
Amortization	(586)	(15,820)	60,810	61,660
Provisions	(3,798)	222,253	(57,032)	(59,096)
Revaluation of financial instruments	(3,049)	-	(358)	(3,223)
Tax losses	250,014	202,536	(1,104,358)	(1,126,200)
Intangibles	-	-	424,151	430,705
Others	(24,013)	(202)	4,721	20,317
Total	411,784	384,580	956,420	915,759

65

The balance of deferred tax assets and liabilities are composed primarily of temporary differences to be reversed in the long term.

Movements of Deferred tax assets and liabilities

(a)	From January 1 to September 30, 2016 (Unaudited)

	Opening	Recognized in	Recognized in	Exchange		Ending
	balance	consolidated	comprehensive	rate		balance
	Assets/(liabilities)	income	income	variation	Others	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(1,130,991)	(244,585)	-	(3,686)	-	(1,379,262)
Leased assets	(251,302)	56,455	-	(3,368)	-	(198,215)
Amortization	(71,164)	3,043	-	(1,988)	-	(70,109)
Provisions	378,537	(224,451)	427	54,733	-	209,246
Revaluation of financial instruments	8,284	22,337	(27,608)	1,372	-	4,385
Tax losses (*)	1,009,782	291,294	-	14,400	-	1,315,476
Revaluation propety, plant and equipment	4,081	(10,433)	-	6,352	-	-
Intangibles	(364,314)	(1,042)	-	(72,217)	-	(437,573)
Others	(17,883)	(16,903)	-	20,536	1,224	(13,026)

Total	(434,970)	(124,285)	(27,181)	16,134	1,224	(569,078)

(b)	From October 1 to December 31, 2016

	Opening	Recognized in	Recognized in	Exchange		Ending
	balance	consolidated	comprehensive	rate		balance
	Assets/(liabilities)	income	income	variation	Others	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(1,379,262)	3,150	-	87	-	(1,376,025)
Leased assets	(198,215)	(41,622)	-	79	-	(239,758)
Amortization	(70,109)	(7,418)	-	47	-	(77,480)
Provisions	209,246	74,482	494	(1,285)	(1,568)	281,369
Revaluation of financial instruments	4,385	5,957	(7,087)	(32)	-	3,223
Tax losses (*)	1,315,476	13,598	-	(338)	-	1,328,736
Intangibles	(437,573)	5,173	-	1,695	-	(430,705)
Others	(8,945)	(13,282)	-	1,698	(10)	(20,539)

Total	(564,997)	40,038	(6,593)	1,951	(1,578)	(531,179)

(c)	From January 1 to September 30, 2017 (Unaudited)

	Opening	Recognized in	Recognized in	Exchange	Ending
	balance	consolidated	comprehensive	rate	balance
	Assets/(liabilities)	income	income	variation	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(1,376,025)	239,051	-	(634)	(1,137,608)
Leased assets	(239,758)	(57,324)	-	(580)	(297,662)
Amortization	(77,480)	16,426	-	(342)	(61,396)
Provisions	281,369	(236,877)	(677)	9,419	53,234
Revaluation of financial instruments	3,223	69	(6,219)	236	(2,691)
Tax losses (*)	1,328,736	23,158	-	2,478	1,354,372
Intangibles	(430,705)	18,893	-	(12,339)	(424,151)
Others	(20,539)	(8,826)	-	631	(28,734)
Total	(531,179)	(5,430)	(6,896)	(1,131)	(544,636)

66

Deferred tax assets not recognized:

	As of	As of
	September 30,	December 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Tax losses	109,597	115,801
Total Deferred tax assets not recognized	109,597	115,801

Deferred tax assets on tax loss, are recognized to the extent that it is likely probable the realization of future tax benefit By the above at September 30, 2017, the Company has not recognized deferred tax assets of ThUS$ 109,596 (ThUS$ 115,801 at December 31, 2016) according with a loss of ThUS$ 322,344 (ThUS$ 340,591 at December 31, 2016).

Deferred tax expense and current income taxes:

	For the 9 months ended		For the 3 months ended
	September 30,		September 30,
	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Current tax expense
Current tax expense	100,842	71,083	29,941	24,145
Adjustment to previous period’s current tax	1,331	1,972	1,361	2,148
Total current tax expense, net	102,173	73,055	31,302	26,293

Deferred tax expense
Deferred expense for taxes related to the creation and reversal of temporary differences	5,430	124,285	(5,206)	26,148
Reduction (increase) in value of deferred tax assets during the evaluation of its usefulness	-	-	-	-
Total deferred tax expense, net	5,430	124,285	(5,206)	26,148
Income tax expense	107,603	197,340	26,096	52,441

67

Composition of income tax expense (income):

	For the 9 months ended		For the 3 months ended
	September 30,		September 30,
	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Current tax expense, net, foreign	77,246	66,395	43,990	25,491
Current tax expense, net, Chile	24,927	6,660	(12,688)	802
Total current tax expense, net	102,173	73,055	31,302	26,293

Deferred tax expense, net, foreign	(13,943)	97,199	(12,091)	2,055
Deferred tax expense, net, Chile	19,373	27,086	6,885	24,093
Deferred tax expense, net, total	5,430	124,285	(5,206)	26,148
Income tax expense	107,603	197,340	26,096	52,441

Profit before tax by the legal tax rate in Chile (25.5% and 24.0% at September 30, 2017 and 2016, respectively)

	For the period ended		For the period ended
	September 30,		September 30,
	2017	2016	2017	2016
	ThUS$	ThUS$	%	%
	Unaudited
Tax expense using the legal rate (*)	60,351	58,665	25.50	24.00

Tax effect for change of legal rate	443	-	0.19	-
Tax effect of rates in other jurisdictions	38,530	21,987	16.28	9.00
Tax effect of non-taxable operating revenues	(30,519)	(41,683)	(12.90)	(17.05)
Tax effect of disallowable expenses	39,996	149,584	16.90	61.20
Tax effect of using previously unrecognized tax losses	(20,100)	-	(8.49)	-
Other increases (decreases) in legal tax charge	18,902	8,787	7.99	3.59
Total adjustments to tax expense using the legal rate	47,252	138,675	19.97	56.74
Tax expense using the effective rate	107,603	197,340	45.47	80.74

(*) On September 29, 2014, Law No. 20,780 "Amendment to the system of income taxation and introduces various adjustments in the tax system." was published in the Official Journal of the Republic of Chile. Within major tax reforms that this law contains, the First- Category Tax rate is gradually modified from 2014 to 2018 and should be declared and paid in tax year 2015.

Thus, at September 30, 2017 the Company presents the reconciliation of income tax expense and legal tax rate considering the rate increase.

68

Deferred taxes related to items charged to net equity:

	For the 9 months ended		For the 3 months ended
	September 30,		September 30,
	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Aggregate deferred taxation of components of other comprehensive income	(6,896)	(27,181)	(8,027)	(10,624)
Aggregate deferred taxation related to items charged to net equity	-	(467)	-	1,280

NOTE 19 - OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities is as follows:

	As of	As of
	September 30,	December 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Current
(a) Interest bearing loans	1,349,174	1,814,647
(b) Hedge derivatives	17,445	24,881
Total current	1,366,619	1,839,528

Non-current
(a) Interest bearing loans	6,820,485	6,790,273
(b) Hedge derivatives	3,757	6,679
Total non-current	6,824,242	6,796,952

69

(a)	Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of	As of
	September 30,	December 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Current
Loans to exporters	311,881	278,164
Bank loans (1)	74,711	290,810
Guaranteed obligations	531,945	578,014
Other guaranteed obligations	2,166	1,908
Subtotal bank loans	920,703	1,148,896
Obligation with the public (2)	41,582	312,043
Financial leases	297,768	268,040
Other loans	89,121	85,668
Total current	1,349,174	1,814,647

Non-current
Bank loans	266,096	294,477
Guaranteed obligations (3)	3,631,690	4,180,538
Other guaranteed obligations	239,793	254,512
Subtotal bank loans	4,137,579	4,729,527
Obligation with the public (4) (5) (6)	1,552,261	997,302
Financial leases	912,478	754,321
Other loans	218,167	309,123
Total non-current	6,820,485	6,790,273
Total obligations with financial institutions	8,169,659	8,604,920

(1) On September 29, 2016 TAM Linhas Aéreas S.A. obtained financing for US$ 200 million, guaranteed with 18% of the shares of Multiplus S.A., percentage adjustable depending on the shares price. Additionally, TAM obtained a hedging economic (Cross Currency Swap) for the same amount and period, in order to convert the commitment currency from US$ to BRL.

On March 30, 2017, TAM Linhas Aéreas S.A. restructured the financing mentioned in the previous paragraph, modifying the nominal amount of the transaction to US $ 137 million.

On September 27, 2017, TAM Linhas Aéreas S.A. made the payment of capital plus interest corresponding to the last installment of the financing described above. Simultaneously, all the garments were lifted on the shares of Multiplus S.A. delivered as collateral.

(2) On April 25, 2017, the payment of the principal plus interest on the long-term bonds issued by the company TAM Capital Inc. for an amount of US$ 300,000,000 at an interest rate of 7.375% annual. The payment consisted of 100% of the capital, ThUS $ 300,000, and interest accrued as of the date of payment for ThUS $ 11,063.

(3) On April 10, 2017, the issuance and private placement of debt securities in the amount of US$ 140,000,000 was made under the current structure of the Enhanced Equipment Trust Certificates ("EETC") issued and placed the year 2015 to finance the acquisition of 11 Airbus A321-200, two Airbus A350-900 and four Boeing 787-9 with arrivals between July 2015 and April 2016. The offer is made up of Class C Certificates, which are subordinate to the Current Class A Certificates and Class B Certificates held by the Company. The term of the Class C Certificates is six years and expires in 2023.

70

(4) On April 11, 2017, LATAM Finance Limited, a company incorporated in the Cayman Islands with limited liability and exclusively owned by LATAM Airlines Group SA, has issued and placed on the international market, pursuant to Rule 144 -A and Regulation S of the securities laws of the United States of America, long-term unsecured bonds in the amount of US$ 700,000,000, maturing in 2024 at an annual interest rate of 6.875%.

As reported in the essential fact of April 6, 2017, the Issue and placement of the 144-A Bonds will be intended to finance general corporate purposes of LATAM.

(5) On August 17, 2017, LATAM made the placement in the local market (Santiago Stock Exchange) of the Series A Bonds (BLATM-A), Series B (BLATM-B), Series C (BLATM-) C) and Series D (BLATM-D), which correspond to the first issue of bonds charged to the line inscribed in the Securities Registry of the Superintendency of Securities and Insurance ("SVS"), under number 862 for a total of UF 9,000,000.

The total amount placed of the Series A Bond was UF 2,500,000; The total amount placed of the Series B Bond was UF 2,500,000. The total amount placed of the Series C Bond was UF 1,850,000. The total amount placed of the Series D Bond was UF 1,850,000, thus totaling UF 8,700,000.

The Series A Bonds have an expiration date on June 1, 2022 and an annual interest rate of 5.25%. The Series B Bonds have an expiration date on January 1, 2028 and an annual interest rate of 5.75%. The Series C Bonds have an expiration date on June 1, 2022 and an annual interest rate of 5.25%. The Series D Bonds have an expiration date on January 1, 2028 and an annual interest rate of 5.75%.

The proceeds of the placement of the Series A, Series B, Series C and Series D Bonds were allocated in full to the partial financing of the early redemption of the total bonds of TAM Capital 3 inc.

(6) On September 1, 2017, TAM Capital 3 Inc., a company controlled indirectly by TAM S.A. through its subsidiary TAM Linhas Aéreas SA, which consolidates its financial statements with LATAM, made the full advance redemption of the bonds it placed abroad on June 3, 2011, for an amount of US $ 500 million at a 8.375% rate and with an expiration date on June 3, 2021. The total redemption was partially financed with the placement of bonds in the local market described in number (5) above, and the balance, with other funds available from the Company.

All interest-bearing liabilities are recorded according to the effective rate method. Under IFRS, in the case of fixed rate loans, the effective rate determined does not vary over the duration of the loan, whereas in variable rate loans, the effective rate changes to the date of each payment of interest.

71

Currency balances that make the interest bearing loans:

	As of	As of
	September 30,	December 31,
	2017	2016
Currency	ThUS$	ThUS$
	Unaudited
Brazilian real	2,753	1,253
Chilean peso (U.F.)	525,371	203,194
US Dollar	7,641,533	8,400,473
Total	8,169,657	8,604,920

72

Interest-bearing loans due in installments to September 30, 2017 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values

					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters
97.032.000-8	BBVA	Chile	ThUS$	-	75,000	-	-	-	75,000	-	75,340	-	-	-	75,340	At Expiration	2.30	2.30
97.032.000-8	BBVA	Chile	UF	53,486	-	-	-	-	53,486	53,881	-	-	-	-	53,881	At Expiration	3.22	2.42
97.036.000-K	SANTANDER	Chile	ThUS$	30,000	-	-	-	-	30,000	30,116	-	-	-	-	30,116	At Expiration	2.28	2.28
97.030.000-7	ESTADO	Chile	ThUS$	40,000	-	-	-	-	40,000	40,060	-	-	-	-	40,060	At Expiration	2.35	2.35
97.003.000-K	BANCO DO BRASIL	Chile	ThUS$	50,000	50,000	-	-	-	100,000	50,195	50,286	-	-	-	100,481	At Expiration	2.90	2.90
97.951.000-4	HSBC	Chile	ThUS$	12,000	-	-	-	-	12,000	12,003	-	-	-	-	12,003	At Expiration	2.06	2.06
Bank loans
97.023.000-9	CORPBANCA	Chile	UF	20,414	35,136	46,016	-	-	101,566	20,746	35,136	45,401	-	-	101,283	Quarterly	3.83	3.83
0-E	BLADEX	U.S.A.	ThUS$	7,500	7,500	22,500	-	-	37,500	8,183	7,500	22,187	-	-	37,870	Semiannual	5.27	5.27
97.036.000-K	SANTANDER	Chile	ThUS$	-	-	196,521	-	-	196,521	334	-	196,521	-	-	196,855	Quarterly	4.05	4.05
Obligations with the public
0-E	BANK OF NEW YORK	U.S.A.	ThUS$	-	-	500,000	-	700,000	1,200,000	34,917	-	491,324	-	697,395	1,223,636	At Expiration	7.44	7.03
97.030.000-7	ESTADO	Chile	UF	-	-	-	181,771	181,771	363,542	6,665	-		181,771	181,771	370,207	At Expiration	5.50	5.50
Guaranteed obligations
0-E	CREDIT AGRICOLE	France	ThUS$	7,685	23,585	56,146	18,360	-	105,776	8,036	23,585	54,727	17,769	-	104,117	Quarterly	2.60	2.16
0-E	BNP PARIBAS	U.S.A.	ThUS$	15,941	38,466	113,838	119,898	303,020	591,163	19,959	38,820	110,268	117,872	300,008	586,927	Quarterly	3.23	3.22
0-E	WELLS FARGO	U.S.A.	ThUS$	27,101	82,034	224,216	232,384	270,352	836,087	30,112	82,034	201,569	222,698	264,919	801,332	Quarterly	2.46	1.75
0-E	WILMINGTON TRUST	U.S.A.	ThUS$	20,072	61,474	173,645	181,190	618,544	1,054,925	26,271	61,474	167,664	178,266	614,875	1,048,550	Quarterly	4.49	4.49
0-E	CITIBANK	U.S.A.	ThUS$	11,906	36,247	100,508	106,410	108,052	363,123	13,160	36,247	94,302	103,528	105,391	352,628	Quarterly	3.19	2.36
0-E	BTMU	U.S.A.	ThUS$	2,839	8,637	23,847	25,114	17,135	77,572	3,066	8,637	22,743	24,739	17,054	76,239	Quarterly	2.71	2.11
0-E	APPLE BANK	U.S.A.	ThUS$	1,397	4,249	11,747	12,390	8,837	38,620	1,579	4,249	11,196	12,201	8,794	38,019	Quarterly	2.71	2.11
0-E	US BANK	U.S.A.	ThUS$	15,072	45,731	125,833	131,690	169,579	487,905	17,348	45,731	108,435	123,864	164,447	459,825	Quarterly	4.00	2.81
0-E	DEUTSCHE BANK	U.S.A.	ThUS$	5,167	9,027	25,542	27,892	34,445	102,073	5,747	9,027	24,846	27,428	33,924	100,972	Quarterly	4.27	4.27
0-E	NATIXIS	France	ThUS$	14,440	44,437	109,120	95,265	164,189	427,451	15,424	44,437	107,059	94,237	162,348	423,505	Quarterly	3.21	3.19
0-E	PK AIRFINANCE	U.S.A.	ThUS$	2,126	6,605	19,402	20,493	-	48,626	2,185	6,605	19,402	20,493	-	48,685	Monthly	2.93	2.93
0-E	KFW IPEX-BANK	Germany	ThUS$	2,367	6,935	17,786	2,167	-	29,255	2,396	6,935	17,786	2,167	-	29,284	Quarterly	3.04	3.04
0-E	AIRBUS FINANCIAL	U.S.A.	ThUS$	1,840	5,609	15,631	1,685	-	24,765	1,883	5,609	15,631	1,685	-	24,808	Monthly	2.95	2.95
0-E	INVESTEC	England	ThUS$	3,126	6,041	20,014	22,501	14,822	66,504	4,069	6,163	19,336	22,262	14,769	66,599	Semiannual	5.84	5.84
-	SWAP Aviones llegados	-	ThUS$	329	828	984	4	-	2,145	329	828	984	4	-	2,145	Quarterly		-
Other guaranteed obligations
0-E	CREDIT AGRICOLE	France	ThUS$	-	-	241,287	-	-	241,287	2,166	-	239,793	-	-	241,959	Quarterly	3.30	3.30
Financial leases
0-E	ING	U.S.A.	ThUS$	5,279	12,488	28,453	2,016	-	48,236	5,694	12,488	28,064	2,013	-	48,259	Quarterly	5.65	4.99
0-E	CREDIT AGRICOLE	France	ThUS$	1,824	-	-	-	-	1,824	1,832	-	-	-	-	1,832	Quarterly	2.27	2.27
0-E	CITIBANK	U.S.A.	ThUS$	11,089	33,951	89,287	53,445	7,592	195,364	11,938	33,950	87,139	53,036	7,577	193,640	Quarterly	3.70	3.09
0-E	PEFCO	U.S.A.	ThUS$	14,473	36,174	31,609	-	-	82,256	15,021	36,175	31,168	-	-	82,364	Quarterly	5.44	4.83
0-E	BNP PARIBAS	U.S.A.	ThUS$	12,978	39,944	52,031	6,131	-	111,084	13,446	39,889	51,374	6,122	-	110,831	Quarterly	3.72	3.30
0-E	WELLS FARGO	U.S.A.	ThUS$	9,564	33,123	92,208	69,607	26,174	230,676	10,414	33,123	89,563	68,902	26,053	228,055	Quarterly	3.14	2.64
97.036.000-K	SANTANDER	Chile	ThUS$	5,427	16,459	45,178	47,132	8,254	122,450	5,788	16,459	43,681	46,750	8,236	120,914	Quarterly	2.39	1.85
0-E	RRPF ENGINE	England	ThUS$	-	2,432	6,804	7,411	9,458	26,105	-	2,432	6,805	7,410	9,458	26,105	Monthly	1.67	1.67

Other loans
0-E	CITIBANK (*)	U.S.A.	ThUS$	22,598	65,758	193,311	26,824	-	308,491	23,363	65,758	191,343	26,824	-	307,288	Quarterly	6.00	6.00
	Total			428,040	787,870	2,583,464	1,391,780	2,642,224	7,833,378	498,326	788,917	2,500,311	1,362,041	2,617,019	7,766,614

(*) Bonus securitized with the future flows of credit card sales in the United States and Canada.

73

Interest-bearing loans due in installments to September 30, 2017 (Unaudited)

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Holland	ThUS$	128	395	1,144	843	-	2,510	140	395	1,144	843	-	2,522	Monthly	6.01	6.01
0-E	SANTANDER	Brazil	BRL	2,277	-	-	-	-	2,277	2,277	-	-	-	-	2,277	Monthly	76.22	76.22

Financial leases
0-E	AFS INVESTMENT IX LLC	U.S.A	ThUS$	2,176	6,715	19,355	855	-	29,101	2,313	6,715	19,355	855	-	29,238	Monthly	1.25	1.25
0-E	KFW IPEX-BANK	Germany	ThUS$	386	-	-	-	-	386	386	-	-	-	-	386	Monthly/Quarterly	2.98	2.98
0-E	NATIXIS	France	ThUS$	1,512	7,348	19,479	72,208	-	100,547	1,893	7,348	19,479	72,208	-	100,928	Quarterly/Semiannual	5.08	5.08
0-E	WACAPOU LEASING S.A.	Luxemburg	ThUS$	688	2,102	5,958	3,987	-	12,735	725	2,102	5,958	3,987	-	12,772	Quarterly	3.15	3.15
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	ThUS$	8,849	27,228	111,464	105,821	-	253,362	9,931	27,229	111,464	105,821	-	254,445	Quarterly	4.33	4.26
0-E	BANCO IBM S.A	Brazil	BRL	236	22	-	-	-	258	236	22	-	-	-	258	Monthly	8.14	8.14
0-E	SOCIETE GENERALE	France	BRL	106	113	-	-	-	219	106	113	-	-	-	219	Monthly	8.14	8.14

	Total			16,358	43,923	157,400	183,714	-	401,395	18,007	43,924	157,400	183,714	-	403,045

	Total consolidated			444,398	831,793	2,740,864	1,575,494	2,642,224	8,234,773	516,333	832,841	2,657,711	1,545,755	2,617,019	8,169,659

74

Interest-bearing loans due in installments to December 31, 2016

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters
97.032.000-8	BBVA	Chile	ThUS$	75,000	-	-	-	-	75,000	75,234	-	-	-	-	75,234	At Expiration	1.85	1.85
97.032.000-8	BBVA	Chile	UF	-	50,381	-	-	-	50,381	-	50,324	-	-	-	50,324	At Expiration	5.23	4.43
97.036.000-K	SANTANDER	Chile	ThUS$	30,000	-	-	-	-	30,000	30,183	-	-	-	-	30,183	At Expiration	2.39	2.39
97.030.000-7	ESTADO	Chile	ThUS$	40,000	-	-	-	-	40,000	40,098	-	-	-	-	40,098	At Expiration	1.91	1.91
97.003.000-K	BANCO DO BRASIL	Chile	ThUS$	70,000	-	-	-	-	70,000	70,323	-	-	-	-	70,323	At Expiration	3.08	3.08
97.951.000-4	HSBC	Chile	ThUS$	12,000	-	-	-	-	12,000	12,002	-	-	-	-	12,002	At Expiration	1.79	1.79
Bank loans
97.023.000-9	CORPBANCA	Chile	UF	19,229	57,686	60,186	16,254	-	153,355	19,819	57,686	59,176	16,189	-	152,870	Quarterly	4.06	4.06
0-E	BLADEX	U.S.A.	ThUS$	-	12,500	30,000	-	-	42,500	-	12,667	29,625	-	-	42,292	Semiannual	5.14	5.14
0-E	DVB BANK SE	U.S.A.	ThUS$	-	-	28,911	-	-	28,911	3	-	28,911	-	-	28,914	Quarterly	1.86	1.86
97.036.000-K	SANTANDER	Chile	ThUS$	-	-	158,194	-	-	158,194	542	-	158,194	-	-	158,736	Quarterly	3.55	3.55
Obligations with the public
0-E	BANK OF NEW YORK	U.S.A.	ThUS$	-	-	-	500,000	-	500,000	2,291	-	-	489,885	-	492,176	At Expiration	7.77	7.25
Guaranteed obligations
0-E	CREDIT AGRICOLE	France	ThUS$	11,073	29,252	62,209	32,172	3,711	138,417	11,454	29,252	60,781	31,221	3,631	136,339	Quarterly	2.21	1.81
0-E	BNP PARIBAS	U.S.A.	ThUS$	10,496	42,401	111,962	118,181	345,078	628,118	12,792	43,023	108,271	116,067	341,481	621,634	Quarterly	2.97	2.96
0-E	WELLS FARGO	U.S.A.	ThUS$	31,448	95,186	260,112	269,512	400,087	1,056,345	35,211	95,186	233,012	257,387	391,253	1,012,049	Quarterly	2.37	1.68
0-E	WILMINGTON TRUST	U.S.A.	ThUS$	15,554	49,236	135,254	140,848	626,444	967,336	20,997	49,236	130,792	138,455	622,153	961,633	Quarterly	4.25	4.25
0-E	CITIBANK	U.S.A.	ThUS$	17,495	53,162	146,932	154,774	175,805	548,168	19,059	53,162	138,257	150,891	172,087	533,456	Quarterly	2.72	1.96
97.036.000-K	SANTANDER	Chile	ThUS$	5,347	16,204	44,472	46,386	26,165	138,574	5,680	16,204	42,707	45,815	26,063	136,469	Quarterly	1.98	1.44
0-E	BTMU	U.S.A.	ThUS$	2,787	8,470	23,393	24,635	26,705	85,990	3,001	8,470	22,132	24,149	26,519	84,271	Quarterly	2.31	1.72
0-E	APPLE BANK	U.S.A.	ThUS$	1,364	4,167	11,516	12,146	13,561	42,754	1,538	4,166	10,889	11,902	13,464	41,959	Quarterly	2.29	1.69
0-E	US BANK	U.S.A.	ThUS$	14,817	44,958	123,705	129,462	219,666	532,608	17,298	44,958	104,709	120,509	211,895	499,369	Quarterly	3.99	2.81
0-E	DEUTSCHE BANK	U.S.A.	ThUS$	4,992	15,365	24,725	26,984	45,197	117,263	5,570	15,365	24,023	26,515	44,522	115,995	Quarterly	3.86	3.86
0-E	NATIXIS	France	ThUS$	12,289	37,388	98,873	82,066	192,235	422,851	13,038	37,388	97,469	81,130	190,048	419,073	Quarterly	2.60	2.57
0-E	PK AIRFINANCE	U.S.A.	ThUS$	2,018	6,268	18,413	24,944	3,144	54,787	2,071	6,269	18,412	24,944	3,144	54,840	Monthly	2.40	2.40
0-E	KFW IPEX-BANK	Germany	ThUS$	2,288	7,015	17,869	9,019	-	36,191	2,319	7,015	17,869	9,019	-	36,222	Quarterly	2.55	2.55
0-E	AIRBUS FINANCIAL	U.S.A.	ThUS$	1,797	5,476	15,262	7,664	-	30,199	1,841	5,477	15,261	7,664	-	30,243	Monthly	2.49	2.49
0-E	INVESTEC	England	ThUS$	1,298	7,526	19,290	21,667	22,421	72,202	1,771	7,733	18,533	21,368	22,309	71,714	Semiannual	5.67	5.67
-	SWAP Aviones llegados	-	ThUS$	403	1,067	1,658	158	-	3,286	403	1,067	1,658	158	-	3,286	Quarterly	-	-
Other guaranteed obligations
0-E	CREDIT AGRICOLE	France	ThUS$	-	-	256,860	-	-	256,860	1,908	-	254,512	-	-	256,420	Quarterly	2.85	2.85
Financial leases
0-E	ING	U.S.A.	ThUS$	5,089	15,653	31,151	11,805	-	63,698	5,641	15,652	30,577	11,771	-	63,641	Quarterly	5.62	4.96
0-E	CREDIT AGRICOLE	France	ThUS$	1,754	5,403	-	-	-	7,157	1,780	5,403	-	-	-	7,183	Quarterly	1.85	1.85
0-E	CITIBANK	U.S.A.	ThUS$	4,956	15,312	44,177	13,804	-	78,249	5,622	15,312	43,413	13,762	-	78,109	Quarterly	6.40	5.67
0-E	PEFCO	U.S.A.	ThUS$	15,979	47,048	63,957	3,827	-	130,811	16,852	47,048	63,072	3,819	-	130,791	Quarterly	5.39	4.79
0-E	BNP PARIBAS	U.S.A.	ThUS$	12,520	38,494	75,958	22,147	-	149,119	13,122	38,494	74,776	22,079	-	148,471	Quarterly	3.69	3.26
0-E	WELLS FARGO	U.S.A.	ThUS$	4,678	14,261	39,862	42,663	1,862	103,326	5,018	14,260	38,834	42,430	1,861	102,403	Quarterly	3.98	3.54
0-E	DVB BANK SE	U.S.A.	ThUS$	4,680	9,447	-	-	-	14,127	4,713	9,448	-	-	-	14,161	Quarterly	2.57	2.57
0-E	RRP ENGINE	England	ThUS$	-	-	6,402	6,955	11,917	25,274	-	-	6,402	6,955	11,917	25,274	Monthly	2.35	2.35

Other loans
0-E	BOEING	U.S.A.	ThUS$	-	-	26,214	-	-	26,214	185	-	26,214	-	-	26,399	At Expiration	2.35	2.35
0-E	CITIBANK (*)	U.S.A.	ThUS$	20,555	63,942	184,866	101,026	-	370,389	21,541	63,942	182,043	100,866	-	368,392	Quarterly	6.00	6.00
	Total			451,906	753,268	2,122,383	1,819,099	2,113,998	7,260,654	480,920	754,207	2,040,524	1,774,950	2,082,347	7,132,948

(*) Securitized bond with the future flows from the sales with credit card in United States and Canada.

75

Interest-bearing loans due in installments to December 31, 2016

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans
0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Holland	ThUS$	122	378	1,094	1,234	54	2,882	137	378	1,094	1,233	55	2,897	Monthly	6.01	6.01
0-E	CITIBANK	U.S.A	ThUS$	-	200,000	-	-	-	200,000	(151)	199,729	-	-	-	199,578	At Expiration	3.39	3.14
Obligation with the public
0-E	THE BANK OF NEW YORK	U.S.A	ThUS$	-	300,000	-	500,000	-	800,000	8,173	301,579	4,119	503,298	-	817,169	At Expiration	8.17	8.00
Financial leases
0-E	AFS INVESTMENT IX LLC	U.S.A	ThUS$	2,086	6,437	18,556	8,369	-	35,448	2,253	6,437	18,556	8,369	-	35,615	Monthly	1.25	1.25
0-E	DVB BANK SE	U.S.A	ThUS$	118	164	-	-	-	282	119	164	-	-	-	283	Monthly	2.50	2.50
0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A	ThUS$	3,771	5,075	-	-	-	8,846	3,794	5,075	-	-	-	8,869	Monthly	2.30	2.30
0-E	KFW IPEX-BANK	Germany	ThUS$	579	1,544	-	-	-	2,123	583	1,544	-	-	-	2,127	Monthly/Quarterly	2.80	2.80
0-E	NATIXIS	France	ThUS$	2,675	5,732	18,485	38,820	41,731	107,443	3,533	5,732	18,485	38,820	41,731	108,301	Quarterly/Semiannual	4.90	4.90
0-E	WACAPOU LEASING S.A.	Luxemburg	ThUS$	668	2,038	5,768	6,280	-	14,754	709	2,038	5,768	6,280	-	14,795	Quarterly	3.00	3.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	ThUS$	8,547	26,275	74,783	169,730	-	279,335	9,779	26,275	74,783	169,730	-	280,567	Quarterly	4.18	4.11
0-E	BANCO IBM S.A	Brazil	BRL	260	749	22	-	-	1,031	260	749	21	-	-	1,030	Monthly	13.63	13.63
0-E	HP FINANCIAL SERVICE	Brazil	BRL	222	-	-	-	-	222	222	-	-	-	-	222	Monthly	10.02	10.02
0-E	SOCIETE GENERALE	France	BRL	102	307	110	-	-	519	102	307	110	-	-	519	Monthly	13.63	13.63

	Total			19,150	548,699	118,818	724,433	41,785	1,452,885	29,513	550,007	122,936	727,730	41,786	1,471,972

	Total consolidated			471,056	1,301,967	2,241,201	2,543,532	2,155,783	8,713,539	510,433	1,304,214	2,163,460	2,502,680	2,124,133	8,604,920

76

(b)	Hedge derivatives

					Total hedge
	Current liabilities		Non-current liabilities		derivatives
	As of	As of	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2017	2016	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Accrued interest from the last date of interest rate swap	2,659	2,148	-	-	2,659	2,148
Fair value of interest rate derivatives	7,102	9,578	3,757	6,679	10,859	16,257
Fair value of fuel derivatives	-	-	-	-	-	-
Fair value of foreign currency derivatives	7,684	13,155	-	-	7,684	13,155
Total hedge derivatives	17,445	24,881	3,757	6,679	21,202	31,560

The foreign currency derivatives correspond to options, forwards and swaps.

Hedging operation

The fair values of net assets/ (liabilities), by type of derivative, of the contracts held as hedging instruments are presented below:

	As of	As of
	September 30,	December 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Cross currency swaps (CCS) (1)	15,070	(12,286)
Interest rate swaps (2)	(8,439)	(16,926)
Fuel options (3)	21,198	10,088
Currency forward - options US$/GBP$ (4)	-	618
Currency forward - options US$/EUR$ (4)	-	109
Currency options R$/US$ (4)	(2,314)	(1,752)
Currency options CLP/US$ (4)	634	-

(1)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month LIBOR interest rate and the exchange rate US$/UF of bank loans. These contracts are recorded as cash flow hedges and fair value.

(2)	Covers the significant variations in cash flows associated with market risk implicit in the increases in the 3 months LIBOR interest rates for long-term loans incurred in the acquisition of aircraft and bank loans. These contracts are recorded as cash flow hedges.

(3)	Covers significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.

(4)	Covers the foreign exchange risk exposure of operating cash flows caused mainly by fluctuations in the exchange rate R$/US$, US$/EUR and US$/GBP. These contracts are recorded as cash flow hedges.

77

During the periods presented, the Company only has cash flow and fair value hedges (in the case of CCS). In the case of fuel hedges, the cash flows subject to such hedges will occur and will impact results in the next 3 months from the date of the consolidated statement of financial position, while in the case of hedges of interest rates, these they will occur and will impact results throughout the life of the associated loans, up to their maturity. In the case of currency hedges through a CCS, there is a group of hedging relationships, in which two types of hedge accounting are generated, one of cash flow for the US $ / UF component; and another of fair value, for the floating rate component US $. The other group of hedging relationships only generates cash flow hedge accounting for the US $ / UF component.

During the periods presented, no hedging operations of future highly probable transaction that have not been realized have occurred.

Since none of the coverage resulted in the recognition of a non-financial asset, no portion of the result of the derivatives recognized in equity was transferred to the initial value of such assets.

The amounts recognized in comprehensive income during the period and transferred from net equity to income are as follows:

	For the 9 months ended		For the 3 months ended
	September 30,		September 30,
	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Debit (credit) recognized in comprehensive income during the period	18,126	101,123	25,455	39,586
Debit (credit) transferred from net equity to income during the period	(24,206)	(109,796)	2,525	(46,218)

NOTE 20 - TRADE AND OTHER ACCOUNTS PAYABLES

The composition of Trade and other accounts payables is as follows:

	As of	As of
	September 30,	December 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Current
(a) Trade and other accounts payables	1,243,696	1,117,926
(b) Accrued liabilities at the reporting date	379,845	475,142
Total trade and other accounts payables	1,623,541	1,593,068

78

(a)	Trade and other accounts payable:

	As of	As of
	September 30,	December 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Trade creditors	1,046,484	876,163
Leasing obligation	499	10,446
Other accounts payable	196,713	231,317
Total	1,243,696	1,117,926

The details of Trade and other accounts payables are as follows:

	As of	As of
	September 30,	December 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Boarding Fee	245,209	170,053
Aircraft Fuel	191,140	188,276
Airport charges and overflight	111,274	77,484
Suppliers technical purchases	109,975	40,305
Handling and ground handling	102,939	87,406
Other personnel expenses	73,925	81,632
Professional services and advisory	60,111	79,270
Marketing	56,895	61,053
Services on board	51,673	44,589
Leases, maintenance and IT services	49,751	44,287
Land services	45,240	74,260
Air companies	31,279	21,197
Achievement of goals	23,381	17,801
Crew	19,919	29,074
Aviation insurance	14,268	7,694
Communications	5,956	7,500
Maintenance	4,254	25,962
Aircraft and engines leasing	488	10,446
SEC agreement (*)	-	4,719
Others	46,019	44,918
Total trade and other accounts payables	1,243,696	1,117,926

(*)   Provision made for payments of fines, on July 25, 2016 LATAM reached agreements with the U.S. Department of Justice ("DOJ") U.S. and the Securities and Exchange Commission ("SEC") both authorities of the United States of America, in force as of this date, regarding the investigation on payments by LAN Airlines S.A. made in 2006-2007 to a consultant who advised on the resolution of labor matters in Argentina. The amount to the SEC agreement is ThUS$ 6,744 plus interests of ThUS$ 2,694.

As of September 30, 2017, the debt was paid in full.

79

(b)	Liabilities accrued:

	As of	As of
	September 30,	December 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Aircraft and engine maintenance	120,001	244,949
Accrued personnel expenses	170,276	113,785
Accounts payable to personnel (*)	59,765	89,523
Others accrued liabilities	29,803	26,885
Total accrued liabilities	379,845	475,142

(*) Profits and bonds participation (Note 23 letter b)

NOTE 21 - OTHER PROVISIONS

Other provisions:

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2017	2016	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Provision for contingencies (1)
Tax contingencies	1,425	1,425	333,367	313,064	334,792	314,489
Civil contingencies	874	993	61,959	56,413	62,833	57,406
Labor contingencies	330	225	29,400	29,307	29,730	29,532
Other	-	-	15,612	15,046	15,612	15,046
Provision for European
Commision investigation (2)	-	-	9,703	8,664	9,703	8,664
Total other provisions (3)	2,629	2,643	450,041	422,494	452,670	425,137

(1)	Provisions for contingencies:

The tax contingencies correspond to litigation and tax criteria related to the tax treatment applicable to direct and indirect taxes, which are found in both administrative and judicial stage.

The civil contingencies correspond to different demands of civil order filed against the company.

The labor contingencies correspond to different demands of labor order filed against the company.

The Provisions are recognized in the consolidated income statement in administrative expenses or tax expenses, as appropriate.

80

(2)	Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.

(3)	Total other provision at June 30, 2017, and at December 31, 2016, include the fair value correspond to those contingencies from the business combination with TAM S.A and subsidiaries, with a probability of loss under 50%, which are not provided for the normal application of IFRS enforcement and that only must be recognized in the context of a business combination in accordance with IFRS 3.

Movement of provisions:

		European
	Legal	Commission
	claims (1)	Investigation (2)	Total
	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2016	418,453	8,966	427,419
Increase in provisions	85,613	-	85,613
Provision used	(17,964)	-	(17,964)
Difference by subsidiaries conversion	81,304	-	81,304
Reversal of provision	(59,256)	-	(59,256)
Exchange difference	833	263	1,096
Closing balance as of September 30, 2016 (Unaudited)	508,983	9,229	518,212

Opening balance as of October 1, 2016	508,983	9,229	518,212
Increase in provisions	56,184	-	56,184
Provision used	(4,033)	-	(4,033)
Difference by subsidiaries conversion	(1,908)	-	(1,908)
Reversal of provision	(142,169)	-	(142,169)
Exchange difference	(584)	(565)	(1,149)
Closing balance as of December 31, 2016	416,473	8,664	425,137

Opening balance as of January 1, 2017	416,473	8,664	425,137
Increase in provisions	68,440	-	68,440
Provision used	(10,516)	-	(10,516)
Difference by subsidiaries conversion	11,341	-	11,341
Reversal of provision	(42,913)	-	(42,913)
Exchange difference	142	1,039	1,181
Closing balance as of September 30, 2017 (Unaudited)	442,967	9,703	452,670

(1)	Cumulative balances include judicial deposit delivered as security, with respect to the "Aerovía Fundo" (FA), for US $ 111 million, made in order to suspend the application of the tax credit. The Company is discussing in the Court the constitutionality of the requirement made by FA in a lawsuit. Initially it was covered by the effects of a precautionary measure, this means that the Company would not be obliged to collect the tax, as long as there is no judicial decision in this regard. However, the decision taken by the judge in the first instance was published unfavorably, revoking the injunction. As the lawsuit is still underway (TAM appealed this first decision), the Company needed to make the judicial deposit, for the suspension of the enforceability of the tax credit; deposit that was classified in this item, discounting the existing provision for this purpose. Finally, if the final decision is favorable to the Company, the deposit made will return to TAM. On the other hand, if the court confirms the first decision, said deposit will become a final payment in favor of the Government of Brazil. The procedural stage as of September 30, 2017 is described in Note 31 in the Role of the case 2001.51.01.012530-0.

81

(2)	European Commission Provision:

Provision constituted on the occasion of the process initiated in December 2007 by the General Competition Directorate of the European Commission against more than 25 cargo airlines, among which is Lan Cargo SA, which forms part of the global investigation initiated in 2006 for possible infractions of free competition in the air cargo market, which was carried out jointly by the European and United States authorities.

With respect to Europe, the General Directorate of Competition imposed fines totaling € 799,445,000 (seven hundred and ninety-nine million four hundred and forty-five thousand Euros) for infractions of European Union regulations on free competition against eleven (11) airlines, among which are LATAM Airlines Group SA and its subsidiary Lan Cargo S.A .. For its part, LATAM Airlines Group S.A. and Lan Cargo S.A., jointly and severally, have been fined for the amount of € 8,220,000 (eight million two hundred and twenty thousand Euros), for these infractions, an amount that was provisioned in the financial statements of LATAM. On January 24, 2011, LATAM Airlines Group S.A. and Lan Cargo S.A. They appealed the decision before the Court of Justice of the European Union. On December 16, 2015, the European Court resolved the appeal and annulled the Commission's Decision. The European Commission did not appeal the judgment, but on March 17, 2017, the European Commission again adopted its original decision to impose on the eleven lines original areas, the same fine previously imposed, amounting to a total of 776,465,000 Euros In the case of LAN Cargo and its parent, LATAM Airlines Group S.A. imposed the same fine of 8.2 million Euros. The procedural stage as of September 30, 2017 is described in Note 31 in section (ii) judgments received by LATAM Airlines Group S.A. and Subsidiaries.

NOTE 22 - OTHER NON-FINANCIAL LIABILITIES

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2017	2016	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Deferred revenues (*)	2,675,547	2,655,086	167,442	213,781	2,842,989	2,868,867
Sales tax	21,793	19,402	-	-	21,793	19,402
Retentions	38,115	45,542	-	-	38,115	45,542
Others taxes	6,130	7,465	-	-	6,130	7,465
Dividends payable	26,442	20,766	-	-	26,442	20,766
Other sundry liabilities	21,530	13,984	-	-	21,530	13,984
Total other non-financial liabilities	2,789,557	2,762,245	167,442	213,781	2,956,999	2,976,026

(*) Note 2.20.

82

The balance comprises, mainly, deferred income by services not yet rendered and programs such as: LATAM Pass, LATAM Fidelidade y Multiplus:

LATAM Pass is the frequent passenger program created by LAN to reward the preference and loyalty of its customers with multiple benefits and privileges, through the accumulation of kilometers that can be exchanged for free flight tickets or for a varied range of products and services. services. Customers accumulate LATAM Pass kilometers every time they fly on LAN, TAM, oneworld® member companies and other airlines associated with the program, as well as buying at stores or using the services of a vast network of companies that have an agreement. with the program around the world.

For its part, TAM, thinking of people who travel constantly, created the LATAM Fidelidade program, in order to improve the service and give recognition to those who choose the company. Through the program, customers accumulate points in a wide variety of loyalty programs in a single account and can redeem them in all TAM destinations and associated airline companies, and even more, participate in the Multiplus Fidelidade Network.

Multiplus is a coalition of loyalty programs, with the objective of operating accumulation and exchange of points. This program has a network integrated by associated companies, including hotels, financial institutions, retail companies, supermarkets, vehicle leases and magazines, among many other partners from different segments.

NOTE 23 - EMPLOYEE BENEFITS

	As of	As of
	September 30,	December 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Retirements payments	52,546	49,680
Resignation payments	9,695	10,097
Other obligations	31,553	22,545
Total liability for employee benefits	93,794	82,322

(a)	The movement in retirements and resignation payments and other obligations:

		Increase (decrease)		Actuarial
	Opening	current service	Benefits	(gains)	Closing
	balance	provision	paid	losses	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to September 30, 2016 (Unaudited)	65,271	21,605	(2,543)	(6,656)	77,677
From October 1 to December 31, 2016	77,677	(1,705)	(1,993)	8,343	82,322
From January 1 to September 30, 2017 (Unaudited)	82,322	14,296	(4,331)	1,507	93,794

83

The principal assumptions used in the calculation to the provision in Chile are presented below:

	As of
	September 30,
Assumptions	2017	2016
	Unaudited
Discount rate	4.33%	4.53%
Expected rate of salary increase	4.50%	4.50%
Rate of turnover	6.98%	6.16%
Mortality rate	RV-2014	RV-2009
Inflation rate	2.37%	3.01%
Retirement age of women	60	60
Retirement age of men	65	65

The discount rate corresponds to the 20-year term rate of the BCP Central Bank of Chile Bonds. The RV-2014 mortality tables correspond to those established by the Superintendency of Securities and Insurance of Chile and for the determination of the inflation rates, the market performance curves of Central Bank of Chile papers of the BCUs have been used. BCP long term at the date of scope.

The calculation of the present value of the defined benefit obligation is sensitive to the variation of some actuarial assumptions such as discount rate, salary increase, rotation and inflation.

The sensitivity analysis for these variables is presented below:

	Effect on the liability
	As of	As of
	September 30,	December 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Discount rate
Change in the accrued liability an closing for increase in 100 p.b.	(5,696)	(5,665)
Change in the accrued liability an closing for decrease of 100 p.b.	6,519	5,952

Rate of wage growth
Change in the accrued liability an closing for increase in 100 p.b.	6,269	6,334
Change in the accrued liability an closing for decrease of 100 p.b.	(5,624)	(5,644)

(b)	The liability for short-term:

	As of	As of
	September 30,	December 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Profit-sharing and bonuses (*)	59,765	89,523

(*)	Accounts payables to employees (Note 20 letter b)

84

The participation in profits and bonuses correspond to an annual incentives plan for achievement of objectives.

(c)	Employment expenses are detailed below:

	For the 9 months ended		For the 3 months ended
	September 30,		September 30,
	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Salaries and wages	1,208,408	1,156,781	398,958	398,693
Short-term employee benefits	95,752	93,354	64,047	46,406
Termination benefits	64,029	64,247	20,535	22,841
Other personnel expenses	135,662	140,225	42,451	51,545
Total	1,503,851	1,454,607	525,991	519,485

NOTE 24 - ACCOUNTS PAYABLE, NON-CURRENT

	As of	As of
	September 30,	December 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Aircraft and engine maintenance	442,043	347,085
Provision for vacations and bonuses	12,942	12,080
Other sundry liabilities	354	226
Total accounts payable, non-current	455,339	359,391

NOTE 25 - EQUITY

(a)	Capital

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The paid capital of the Company at September 30, 2017 amounts to ThUS$ 3,146,265 (*) divided into 606,407,693 common stock of a same series (ThUS$ 3,149,564 (**) divided into 606,407,693 shares as of December 31, 2016), a single series nominative, ordinary character with no par value. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of Corporations Law and its regulations.

85

(*) Includes deduction of issuance costs for ThUS $ 3,299 and adjustment for placement of 10,282 shares for ThUS $ 156, approved at the Extraordinary Shareholders Meeting of the Company on April 27, 2017.

(**) Includes adjustment for placement of the aforementioned 10,282 shares for ThUS $ 156.

(b)	Subscribed and paid shares

On August 18, 2016, the Company held an extraordinary meeting of shareholders in which it was approved to increase the capital by issuing 61,316,424 shares of payment, all ordinary shares, without par value. As of September 30, 2017, 60,849,592 shares had been placed against this increase, according to the following breakdown: (a) 30,499,685 shares subscribed and paid at the end of the preferred subscription period, which expired on, December 2016, raising the equivalent of US$ 304,996,850; and (b) 30,349,907 additional shares subscribed on December 28, 2016, earning the equivalent of US$ 303,499,070.

As a result of the last placement, as of September 30, 2017, the number Company shares subscribed and paid amounts to 606,407,693.

At September 30, 2017, the Company's capital stock is represented by 608,374,525 shares, all of the same and unique series, nominative, ordinary, with no par value, which is divided into: (a) the 606,407,693 subscribed and paid shares mentioned above; And (b) 1,966,832 shares pending subscription and payment, of which: (i) 1,500,000 shares are allocated to compensation stock option plans; And (ii) 466,832 correspond to the balance of shares pending placement of the last capital increase.

During 2016, the Company's capital stock was expressed in 613,164,243 shares, all of the same and unique series, nominative, ordinary, with no par value, that is, 551,847,819 shares already authorized at the beginning of the year and 61,316,424 shares authorized in the last Capital increase dated August 18, 2016. However, on December 21, 2016, the deadline for the subscription and payment of 4,789,718 shares that were destined to compensation plans for workers expired, so that the Company's capital stock was reduced to 608,374,525 shares.

The following table shows the movement of the authorized and fully paid shares described above:

Movement of authorized shares	Nro. Of
shares

Autorized shares as of January 1, 2016	551,847,819
Increase capital approved at Extraordinary Shareholders meeting dated August 18, 2016	61,316,424
Full capital decrease due to maturity of the subscription and payment period of the compensation plan 2011, December 21, 2016 (*)	(4,789,718)
Authorized shares as of December 31, 2016	608,374,525

Autorized shares as of January 1, 2017	608,374,525
There is no movement of authorized shares during the period 2017	-
Autorized shares as of September 30, 2017 (Unaudited)	608,374,525

(*) See Note 34 (a.1)

86

Movement fully paid shares

			Movement
			value	Cost of issuance
			of shares	and placement	Paid- in
	N° of		(1)	of shares (2)	Capital
	shares		ThUS$	ThUS$	ThUS$

Paid shares as of January 1, 2016	545,547,819		2,552,066	(6,361)	2,545,705
Approved at Extraordinary Shereholders meeting dated August 18, 2016	60,849,592		608,496	-	608,496
Capital reserve	-		-	(4,793)	(4,793)
Increase (decrease) by transfers and other changes (4)	10,282		156	-	156
Paid shares as of December 31, 2016	606,407,693		3,160,718	(11,154)	3,149,564
Paid shares as of January 1, 2017	606,407,693		3,160,718	(11,154)	3,149,564
Capital reserve	-		-	(3,299)	(3,299)
Paid shares as of September 30, 2017 (Unaudited)	606,407,693	(3)	3,160,718	(14,453)	3,146,265

(1)          Amounts reported represent only those arising from the payment of the shares subscribed.

(2)          Decrease of capital by capitalization of reserves for cost of issuance and placement of shares established according to Extraordinary Shareholder´s Meetings, where such decreases were authorized.

(3)          At September 30, 2017, the difference between authorized shares and fully paid shares are 1,966,832 shares, of which 1,500,000 correspond to compensation plans for executives of LATAM Airlines Group S.A. and subsidiaries (see Note 34(a.2)) and 466,832 correspond to the shares issued and unsubscribed from the capital increase approved at the Extraordinary Shareholders Meeting held on August 18, 2016.

(4)          These 10,282 shares were placed in January 2014 and charged to the Compensation plan 2011 (See Note 34 (a.1))

(c)          Treasury stock

At September 30, 2017, the Company held no treasury stock, the remaining of ThUS$ (178) corresponds to the difference between the amount paid for the shares and their book value, at the time of the full right decrease of the shares which held in its portfolio.

(d)	Reserve of share- based payments

Movement of Reserves of share- based payments:

		Stock
	Opening	option	Deferred	Net movement	Closing
Periods	balance	plan	tax	of the period	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to September 30, 2016 (Unaudited)	35,647	3,547	(807)	2,740	38,387
From October 1 to December 31, 2016	38,387	151	-	151	38,538
From January 1 to September 30, 2017 (Unaudited)	38,538	803	-	803	39,341

These reserves are related to the “Share-based payments” explained in Note 34.

87

(e)	Other sundry reserves

Movement of Other sundry reserves:

	Opening	Legal	Closing
Periods	balance	reserves	balance
	ThUS$	ThUS$	ThUS$
From January 1 to September 30, 2016 (Unaudited)	2,634,679	5,693	2,640,372
From October 1 to December 31, 2016	2,640,372	(91)	2,640,281
From January 1 to September 30, 2017 (Unaudited)	2,640,281	(301)	2,639,980

Balance of Other sundry reserves comprises the following:

	As of	As of
	September 30,	December 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
Higher value for TAM S.A. share exchange (1)	2,665,692	2,665,692
Reserve for the adjustment to the value of fixed assets (2)	2,620	2,620
Transactions with non-controlling interest (3)	(25,911)	(25,911)
Cost of issuance and placement of shares	-	(9)
Others	(2,421)	(2,111)
Total	2,639,980	2,640,281

(1)	Corresponds to the difference in the shares value of TAM S.A. acquired (under subscriptions) by Sister Holdco S.A. and Holdco II S.A. (under the Exchange Offer), as stipulated in the Declaration of Posting of Merger by Absorption and the fair value of these exchange shares of LATAM Airlines Group S.A. at June 22, 2012.

(2)	Corresponds to the technical revaluation of fixed assets authorized by the Superintendence of Securities and Insurance in 1979, in Circular N° 1529. The revaluation was optional and could be taken only once, the reserve is not distributable and can only be capitalized.

(3)	The balance at September 30, 2017, correspond to the loss generated by the participation of Lan Pax Group S.A. and Inversiones Lan S.A. in the acquisition of shares of Aerovías de Integración Regional Aires of ThUS$ (3,480) and ThUS$ (20), respectively; the acquisition of TAM S.A. of the minority holding of Aerolinhas Brasileiras S.A. of ThUS$ (885) and the acquisition of minority interest of Aerolane S.A. by Lan Pax group S.A. through Holdco Ecuador S.A. for US$ (21,526).

88

(f)	Reserves with effect in other comprehensive income.

Movement of Reserves with effect in other comprehensive income:

	Currency	Cash flow	Actuarial gain
	translation	hedging	or loss on defined
	reserve	reserve	benefit plans reserve	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2016	(2,576,041)	(90,510)	(10,717)	(2,677,268)
Derivatives valuation gains (losses)	-	100,068	-	100,068
Deferred tax	-	(27,249)	-	(27,249)
Actuarial reserves by employee benefit plans	-	-	(1,418)	(1,418)
Deferred tax actuarial IAS by employee benefit plans	-	-	427	427
Difference by subsidiaries conversion	509,728	-	-	509,728
Closing balance as of September 30, 2016 (Unaudited)	(2,066,313)	(17,691)	(11,708)	(2,095,712)
Opening balance as of October 1, 2016	(2,066,313)	(17,691)	(11,708)	(2,095,712)
Derivatives valuation gains (losses)	-	26,292	-	26,292
Deferred tax	-	(7,095)	-	(7,095)
Actuarial reserves by employee benefit plans	-	-	(1,686)	(1,686)
Deferred tax actuarial IAS by employee benefit plans	-	-	494	494
Difference by subsidiaries conversion	(20,242)	-	-	(20,242)
Closing balance as of December 31, 2016	(2,086,555)	1,506	(12,900)	(2,097,949)

Opening balance as of January 1, 2017	(2,086,555)	1,506	(12,900)	(2,097,949)
Derivatives valuation gains (losses)	-	17,946	-	17,946
Deferred tax	-	(6,158)	-	(6,158)
Actuarial reserves by employee benefit plans	-	-	2,522	2,522
Deferred tax actuarial IAS by employee benefit plans	-	-	(676)	(676)
Difference by subsidiaries conversion	106,581	-	-	106,581
Closing balance as of September 30, 2017 (Unaudited)	(1,979,974)	13,294	(11,054)	(1,977,734)

(f.1)	Currency translation reserve

These originate from exchange differences arising from the translation of any investment in foreign entities (or Chilean investment with a functional currency different to that of the parent), and from loans and other instruments in foreign currency designated as hedges for such investments. When the investment (all or part) is sold or disposed and loss of control occurs, these reserves are shown in the consolidated statement of income as part of the loss or gain on the sale or disposal. If the sale does not involve loss of control, these reserves are transferred to non-controlling interests.

89

(f.2)	Cash flow hedging reserve

These originate from the fair value valuation at the end of each period of the outstanding derivative contracts that have been defined as cash flow hedges. When these contracts expire, these reserves should be adjusted and the corresponding results recognized.

(f.3)	Reserves of actuarial gains or losses on defined benefit plans

Correspond to the increase or decrease in the obligation present value for defined benefit plan due to changes in actuarial assumptions, and experience adjustments, which is the effects of differences between the previous actuarial assumptions and what has actually occurred.

(g)	Retained earnings

Movement of Retained earnings:

		Result		Other
	Opening	for the		increase	Closing
Periods	balance	period	Dividends	(decreases)	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to September 30, 2016 (Unaudited)	317,950	14,875	(4,463)	(292)	328,070
From October 1 to December 31, 2016	328,070	54,345	(16,303)	292	366,404
From January 1 to September 30, 2017 (Unaudited)	366,404	88,140	(26,442)	-	428,102

(h)	Dividends per share

	Minimum mandatory	Final dividend
	dividend	dividend
Description of dividend	2017	2016

Date of dividend	09/30/2017	12-31-2016
Amount of the dividend (ThUS$)	-	20,766(*)
Number of shares among which the dividend is distributed	606,407,693	606,407,693
Dividend per share (US$)	0.0000	0.0342

(*) In accordance with the Material Fact issued on April 27, 2017, LATAM Airlines Group S.A. shareholders approved the distribution of the final dividend proposed by the board of directors in the Ordinary Session of April 4, 2017, amounting to ThUS $ 20,766, which corresponds to 30% of the profits for the year corresponding to the year 2016.

The payment was made on May 18, 2017.

90

NOTE 26 - REVENUE

The detail of revenues is as follows:

	For the 9 months ended		For the 3 months ended
	September 30,		September 30,
	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Passengers LAN	3,116,304	3,051,064	1,094,292	1,061,258
Passengers TAM	3,103,595	2,714,247	1,131,135	1,039,049
Cargo	782,410	801,571	272,153	265,594
Total	7,002,309	6,566,882	2,497,580	2,365,901

NOTE 27 - COSTS AND EXPENSES BY NATURE

(a)	Costs and operating expenses

The main operating costs and administrative expenses are detailed below:

	For the 9 months ended		For the 3 months ended
	September 30,		September 30,
	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Aircraft fuel	1,667,906	1,499,625	562,248	570,188
Other rentals and landing fees	857,700	792,241	307,131	270,588
Aircraft rentals	443,079	419,599	139,553	147,443
Aircraft maintenance	313,590	289,643	105,583	107,898
Comissions	202,349	194,659	83,155	67,473
Passenger services	206,026	210,505	69,634	70,230
Other operating expenses	1,009,306	1,011,207	355,074	370,298
Total	4,699,956	4,417,479	1,622,378	1,604,118

91

(b)	Depreciation and amortization

Depreciation and amortization are detailed below:

	For the 9 months ended		For the 3 months ended
	September 30,		September 30,
	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Depreciation (*)	704,357	680,815	236,789	231,194
Amortization	43,543	32,948	15,404	12,412
Total	747,900	713,763	252,193	243,606

(*) Include the depreciation of Property, plant and equipment and the maintenance cost of aircraft held under operating leases. The amount of maintenance cost included within the depreciation line item at September 30, 2017 is ThUS$ 267,494 and ThUS$ 254,779 for the same period of 2016.

(c)	Personnel expenses

The costs for personnel expenses are disclosed in Note 23 liability for employee benefits.

(d)	Financial costs

The detail of financial costs is as follows:

	For the 9 months ended		For the 3 months ended
	September 30,		September 30,
	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Bank loan interest	267,885	253,682	94,020	86,258
Financial leases	29,332	25,512	8,871	7,737
Other financial instruments	5,836	31,369	1,829	9,936
Total	303,053	310,563	104,720	103,931

Costs and expenses by nature presented in this note plus the Employee expenses disclosed in Note 23, are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.

92

NOTE 28 - OTHER INCOME, BY FUNCTION

Other income by function is as follows:

	For the 9 moths ended		For the 3 months ended
	September 30,		September 30,
	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Coalition and loyalty program Multiplus	185,996	132,209	64,787	46,464
Tours	75,356	103,545	24,232	54,661
Aircraft leasing	75,989	46,982	35,026	14,505
Customs and warehousing	19,163	16,436	6,915	5,821
Duty free	4,061	7,674	367	2,906
Maintenance	5,876	14,025	2,918	3,216
Other miscellaneous income	27,467	70,023	13,209	26,052
Total	393,908	390,894	147,454	153,625

NOTE 29 - FOREIGN CURRENCY AND EXCHANGE RATE DIFFERENCES

The functional currency of LATAM Airlines Group S.A. is the US dollar, also it has subsidiaries whose functional currency is different to the US dollar, such as the chilean peso, argentine peso, colombian peso, brazilian real and guaraní.

The functional currency is defined as the currency of the primary economic environment in which an entity operates and in each entity and all other currencies are defined as foreign currency.

Considering the above, the balances by currency mentioned in this note correspond to the sum of foreign currency of each of the entities that make LATAM Airlines Group S.A. and Subsidiaries.

93

(a)	Foreign currency

The foreign currency detail of balances of monetary items in current and non-current assets is as follows:

	As of	As of
	September 30,	December 31,
Current assets	2017	2016
	ThUS$	ThUS$
	Unaudited
Cash and cash equivalents	169,715	201,416
Argentine peso	6,376	4,438
Brazilian real	6,616	9,705
Chilean peso	21,066	30,221
Colombian peso	1,165	1,137
Euro	6,533	1,695
U.S. dollar	114,404	128,694
Other currency	13,555	25,526

Other financial assets, current	36,426	14,573
Argentine peso	12	12
Brazilian real	17	734
Chilean peso	26,560	585
Colombian peso	153	-
U.S. dollar	9,308	12,879
Other currency	376	363

94

	As of	As of
	September 30,	December 31,
Current assets	2017	2016
	ThUS$	ThUS$
	Unaudited
Other non - financial assets, current	84,814	107,792
Argentine peso	15,325	16,086
Brazilian real	20,343	20,158
Chilean peso	8,377	1,619
Colombian peso	401	713
Euro	1,957	1,563
U.S. dollar	26,297	50,160
Other currency	12,114	17,493

Trade and other accounts receivable, current	423,720	251,204
Argentine peso	68,051	54,356
Brazilian real	25,690	30,675
Chilean peso	105,766	90,482
Colombian peso	1,161	9,720
Euro	64,908	21,923
U.S. dollar	44,939	14,086
Other currency	113,205	29,962

Accounts receivable from related entities, current	578	554
Chilean peso	379	554
U.S. dollar	119	-
Other currency	80	-

Tax current assets	35,997	28,198
Argentine peso	1,372	1,798
Brazilian real	954	2,462
Chilean peso	6,946	6,333
Colombian peso	1,968	1,418
Euro	153	273
U.S. dollar	294	177
Peruvian sol	22,832	14,387
Other currency	1,478	1,350

Total current assets	751,250	603,734
Argentine peso	91,136	76,690
Brazilian real	53,620	63,734
Chilean peso	169,094	129,794
Colombian peso	4,848	12,988
Euro	73,551	25,454
U.S. Dollar	195,361	205,993
Other currency	163,640	89,081

95

	As of	As of
	September 30,	December 31,
Non-current assets	2017	2016
	ThUS$	ThUS$
	Unaudited
Other financial assets, non-current	23,668	26,772
Brazilian real	3,778	2,769
Chilean peso	71	83
Colombian peso	285	285
Euro	7,594	6,966
U.S. dollar	10,243	14,920
Other currency	1,697	1,749

Other non - financial assets, non-current	14,293	19,069
Argentine peso	129	142
Brazilian real	5,920	6,029
U.S. dollar	3,516	8,309
Other currency	4,728	4,589

Accounts receivable, non-current	6,617	7,356
Chilean peso	6,617	7,356

Deferred tax assets	2,392	2,110
Colombian peso	394	117
Other currency	1,998	1,993

Total non-current assets	46,970	55,307
Argentine peso	129	142
Brazilian real	9,698	8,798
Chilean peso	6,688	7,439
Colombian peso	679	402
Euro	7,594	6,966
U.S. dollar	13,759	23,229
Other currency	8,423	8,331

96

The foreign currency detail of balances of monetary items in current liabilities and non-current is as follows:

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,
Current liabilities	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Other financial liabilities, current	132,824	287,175	78,926	455,086
Chilean peso	117,437	55,962	35,136	108,010
U.S. dollar	15,387	231,213	43,790	347,076

Trade and other accounts payables, current	704,334	585,149	20,300	16,097
Argentine peso	21,968	20,838	2,328	907
Brazilian real	19,690	40,740	-	27
Chilean peso	144,623	60,701	12,151	12,255
Colombian peso	13,773	9,049	415	578
Euro	35,359	23,445	-	5
U.S. dollar	400,913	374,431	-	962
Peruvian sol	51,261	33,701	5,389	1,093
Mexican peso	2,038	1,535	-	-
Pound sterling	2,794	1,769	-	246
Uruguayan peso	776	6,899	-	-
Other currency	11,139	12,041	17	24

Accounts payable to related entities, current	406	220	-	-
Chilean peso	403	23	-	-
U.S. dollar	3	8	-	-
Other currency	-	189	-	-

Other provisions, current	499	511	-	-
Chilean peso	29	28	-	-
Other currency	470	483	-	-

Tax liabilities, current	147	(204)	-	2,501
Argentine peso	147	-	-	2,501
Brazilian real	-	(3)	-	-
Chilean peso	-	(25)	-	-
Other currency	-	(176)	-	-

97

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,
Current liabilities	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Other non-financial liabilities, current	13,411	33,439	-	-
Argentine peso	219	13,463	-	-
Brazilian real	457	430	-	-
Chilean peso	9,366	14,999	-	-
Colombian peso	62	578	-	-
Euro	1,289	168	-	-
U.S. dollar	1,843	684	-	-
Other currency	175	3,117	-	-

Total current liabilities	851,621	906,290	99,226	473,684
Argentine peso	22,334	34,301	2,328	3,408
Brazilian real	20,147	41,167	-	27
Chilean peso	271,858	131,688	47,287	120,265
Colombian peso	13,835	9,627	415	578
Euro	36,648	23,613	-	5
U.S. dollar	418,146	606,336	43,790	348,038
Other currency	68,653	59,558	5,406	1,363

98

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
	As of	As of	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
Non-current liabilities	2017	2016	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Other financial liabilities, non-current	202,802	178,793	365,484	747,218	181,771	41,785
Chilean peso	45,401	59,177	181,771	16,189	181,771	-
U.S. dollar	157,401	119,616	183,713	731,029	-	41,785

Accounts payable, non-current	334,406	195,629	-	-	-	-
Chilean peso	11,590	10,474	-	-	-	-
U.S. dollar	321,539	183,904	-	-	-	-
Other currency	1,277	1,251	-	-	-	-

Other provisions, non-current	41,879	39,513	-	-	-	-
Argentine peso	621	635	-	-	-	-
Brazillian real	24,930	23,541	-	-	-	-
Chilean peso	-	38	-	-	-	-
Colombian peso	559	569	-	-	-	-
Euro	9,703	8,664	-	-	-	-
U.S. dollar	6,066	6,066	-	-	-	-

Provisions for employees benefits, non-current	73,809	68,774	-	-	-	-
Brazilian real	29	28	-	-	-	-
Chilean peso	70,406	68,380	-	-	-	-
U.S. dollar	3,374	366	-	-	-	-

Other non-financial liabilities, non-current	3	3	-	-	-	-
Colombian peso	3	3	-	-	-	-

Total non-current liabilities	652,899	482,712	365,484	747,218	181,771	41,785
Argentine peso	621	635	-	-	-	-
Brazilian real	24,959	23,569	-	-	-	-
Chilean peso	127,397	138,069	181,771	16,189	181,771	-
Colombian peso	562	572	-	-	-	-
Euro	9,703	8,664	-	-	-	-
U.S. dollar	488,380	309,952	183,713	731,029	-	41,785
Other currency	1,277	1,251	-	-	-	-

99

	As of	As of
	September 30,	December 31,
General summary of foreign currency:	2017	2016
	ThUS$	ThUS$
	Unaudited
Total assets	798,220	659,041
Argentine peso	91,265	76,832
Brazilian real	63,318	72,532
Chilean peso	175,782	137,233
Colombian peso	5,527	13,390
Euro	81,145	32,420
U.S. dollar	209,120	229,222
Other currency	172,063	97,412

Total liabilities	2,151,001	2,651,689
Argentine peso	25,283	38,344
Brazilian real	45,106	64,763
Chilean peso	810,084	406,211
Colombian peso	14,812	10,777
Euro	46,351	32,282
U.S. dollar	1,134,029	2,037,140
Other currency	75,336	62,172

Net position
Argentine peso	65,982	38,488
Brazilian real	18,212	7,769
Chilean peso	(634,302)	(268,978)
Colombian peso	(9,285)	2,613
Euro	34,794	138
U.S. dollar	(924,909)	(1,807,918)
Other currency	96,727	35,240

100

(b)	Exchange differences

Exchange differences recognized in income, except for financial instruments measured at fair value through profit or loss, for the period ended September 30, 2017 and 2016, amounted to ThUS $ 48,287 and a credit of ThUS $ 132,814, respectively. In the second quarter of 2017 and 2016 they represented a charge of ThUS $ 58,816 and a payment of ThUS $ 10,594, respectively.

Exchange differences recognized in equity as reserves for exchange differences for conversion, for the period ended September 30, 2017 and 2016, amounted to ThUS $ 110,863 and a credit of ThUS $ 516,548, respectively. In the second quarter of 2017 and 2016, they represented a charge of ThUS $ 146,878 and a credit of ThUS $ 32,514, respectively.

The following shows the current exchange rates for the U.S. dollar, on the dates indicated:

	As of
	September 30,	As of December 31,
	2017	2016	2015	2014
	Unaudited

Argentine peso	17.31	15.84	12.97	8.55
Brazilian real	3.16	3.25	3.98	2.66
Chilean peso	637.93	669.47	710.16	606.75
Colombian peso	2,935.92	3,000.25	3,183.00	2,389.50
Euro	0.85	0.95	0.92	0.82
Strong bolivar	3,345.00	673.76	198.70	12.00
Australian dollar	1.28	1.38	1.37	1.22
Boliviano	6.86	6.86	6.85	6.86
Mexican peso	18.16	20.63	17.34	14.74
New Zealand dollar	1.39	1.44	1.46	1.28
Peruvian Sol	3.26	3.35	3.41	2.99
Uruguayan peso	28.89	29.28	29.88	24.25

101

NOTE 30 - EARNINGS / (LOSS) PER SHARE

	For the 9 months ended		For the 3 months ended
	September 30,		September 30,
Basic earnings / (loss) per share	2017	2016	2017	2016
	Unaudited
Earnings / (loss) attributable to owners of the parent (ThUS$)	88,140	14,875	160,621	4,742
Weighted average number of shares, basic	606,407,693	545,558,101	606,407,693	545,558,101
Basic earnings / (loss) per share (US$)	0.14535	0.02727	0.26487	0.00869

	For the 9 months ended			For the 3 months ended
	September 30,			September 30,
Diluted earnings / (loss) per share	2017	2016		2017	2016
	Unaudited
Earnings / (loss) attributable to owners of the parent (ThUS$)	88,140	14,875		160,621	4,742
Weighted average number of shares, basic	606,407,693	545,558,101	(*)	606,407,693	545,558,101	(*)
Weighted average number of shares, diluted	606,407,693	545,558,101		606,407,693	545,558,101
Diluted earnings / (loss) per share (US$)	0.14535	0.02727		0.26487	0.00869

(*) In the calculation of diluted earnings per share have not been considered the compensation plan disclosed in Note 34 (a.1), because the average market price is lower than the price of options.

102

NOTE 31 – CONTINGENCIES

I.	Lawsuits

1)	Lawsuits filed by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

Atlantic Aviation Investments LLC (AAI).	Supreme Court of the State of New York County of New York.	07-6022920	Atlantic Aviation Investments LLC. ("AAI"), an indirect subsidiary LATAM Airlines Group S.A., incorporated under the laws of the State of Delaware, sued in August 29th , 2007 Varig Logistics S.A. ("Variglog") for non-payment of four documented loans in credit agreements governed by New York law. These contracts establish the acceleration of the loans in the event of sale of the original debtor, VRG Linhas Aéreas S.A.	The decision ordering Variglog to pay principal, interest and costs to AAI is in the enforcement stage in Switzerland. A settlement for CHF 24,541,781.45 was reached in Brazil for the Swiss funds, and it was agreed that it would be divided as follows: (i) 54.6% of Variglog’s assets for the Swiss funds; and (ii) 45.4% to AAI, subject to approval of the Brazilian Bankruptcy Commission. Variglog also filed a petition in Switzerland for recognition of the decision declaring its condition of being in judicial recovery, and subsequently, of being declared in bankruptcy. The Brazilian courts approved the AAI settlement and Variglog’s bankruptcy on April 11, 2016, which were confirmed by those courts on September 21, 2016. The final decision approving the agreement was certified September 23, 2016. US$8.9 million have been recovered thus far to date, leaving a balance of US$2.08 million pending. Variglog funds remain under embargo by AAII in Switzerland.	10,976 Plus interests and costs

103

2)	Lawsuits received by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

LATAM Airlines Group S.A. y Lan Cargo S.A.	European Commission.	-	Investigation of alleged infringements to free competition of cargo airlines, especially fuel surcharge. On December 26th , 2007, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the instruction process against twenty five cargo airlines, including Lan Cargo S.A., for alleged breaches of competition in the air cargo market in Europe, especially the alleged fixed fuel surcharge and freight.

On April 14th, 2008, the notification of the European Commission was replied. The appeal was filed on January 24, 2011.

On May 11, 2015, we attended a hearing at which we petitioned for the vacation of the Decision based on discrepancies in the Decision between the operating section, which mentions four infringements (depending on the routes involved) but refers to Lan in only one of those four routes; and the ruling section (which mentions one single conjoint infraction).

On November 9th, 2010, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the imposition of a fine in the amount of THUS$ 9,693.396 (8.220.000 Euros)

This fine is being appealed by Lan Cargo S.A. and LATAM Airlines Group S.A. On December 16, 2015, the European Court of Justice revoked the Commission’s decision because of discrepancies. The European Commission did not appeal the decision, but presented a new one on March 17, 2017 reiterating the imposition of the same fine on the eleven original airlines. The fine totals 776,465,000 Euros. It imposed the same fine as before on Lan Cargo and its parent, LATAM Airlines Group S.A., totaling 8.2 million Euros. On May 31, 2017 Lan Cargo S.A. and LATAM Airlines Group S.A. filed a petition with the General Court of the European Union seeking vacation of this decision. A defense is now being prepared.

9,693

104

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

Lan Cargo S.A. y LATAM Airlines Group S.A.	In the High Court of Justice Chancery División (England) Ovre Romerike District Court (Norway) y Directie Juridische Zaken Afdeling Ceveil Recht (Netherlands) , Cologne Regional Court (Landgerich Köln Germany).	-	Lawsuits filed against European airlines by users of freight services in private lawsuits as a result of the investigation into alleged breaches of competition of cargo airlines, especially fuel surcharge. Lan Cargo S.A. and LATAM Airlines Group S.A., have been sued in court proceedings directly and/or in third party, based in England, Norway, the Netherlands and Germany.	Cases are in the uncovering evidence stage.	-0-

Aerolinhas Brasileiras S.A.	Federal Justice.	0008285-53.2015.403.6105	An action seeking to quash a decision and petioning for early protection in order to obgain a revocation of the penalty imposed by the Brazilian Competition Authority (CADE) in the investigation of cargo airlines alleged fair trade violations, in particular the fuel surcharge.	This action was filed by presenting a guaranty – policy – in order to suspend the effects of the CADE’s decision regarding the payment of the following fines: (i) ABSA: ThUS$10,479; (ii) Norberto Jochmann: ThUS$201; (iii) Hernan Merino: ThUS$ 102; (iv) Felipe Meyer :ThUS$ 102. The action also deals with the affirmative obligation required by the CADE consisting of the duty to publish the condemnation in a widely circulating newspaper. This obligation had also been stayed by the court of federal justice in this process. Awaiting CADE’s statement. ABSA began a judicial review in search of an additional reduction in the fine amount. At this time we cannot predict the final amount of the fine as the judicial review by the Federal Court Judge is still pending.	12,299

105

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

Aerolinhas Brasileiras S.A.	Federal Justice.	0001872-58.2014.4.03.6105	An annulment action with a motion for preliminary injunction, was filed on 28/02/2014, in order to cancel tax debts of PIS, CONFINS, IPI and II, connected with the administrative process 10831.005704/2006.43.	We have been waiting since August 21, 2015 for a statement by Serasa on TAM’s letter of indemnity and a statement by the Union. The statement was authenticated on January 29, 2016. A petition on evidence and replications were filed on June 20, 2016. A new insurance policy was submitted on March 3, 2016 with the change to the guarantee requested by PGFN, which was declared on June 3, 2016. A decision is pending.	16,324

Tam Linhas Aéreas S.A.	Department of Federal Revenue of Brazil	19515.722556/2012- 21	Alleged irregularities in the SAT payments for the periods 01/2009 to 13/2009.	A judgment by the Administrative Council of Tax Appeals (CARF) has been pending since February 27, 2015.	3,364

Tam Linhas Aéreas S.A.	Department of Federal Revenue of Brazil	19515.720476/2015-83	Alleged irregularities in the SAT payments for the periods 01/2011 to 12/2012	A judgment by CARF is pending since April 12, 2016.	68,313

Tam Linhas Aéreas S.A.	Court of the Second Region.	2001.51.01.012530-0	Ordinary judicial action brought for the purpose of declaring the nonexistence of legal relationship obligating the company to collect the Air Fund.	Unfavorable court decision in first instance. Currently expecting the ruling on the appeal filed by the company. In order to suspend chargeability of Tax Credit a Guaranty Deposit to the Court was delivered for MUS$107. The court decision requesting that the Expert make all clarifications requested by the parties in a period of 30 days was published on March 29, 2016. The plaintiffs’ submitted a petition on June 21, 2016 requesting acceptance of the opinion of their consultant and an urgent ruling on the dispute. No amount additional to the deposit that has already been made is required if this case is lost.	109,098

106

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil.	10880.725950/2011-05	Compensation credits of the Social Integration Program (PIS) and Contribution for Social Security Financing (COFINS) Declared on DCOMPs.	The objection (manifestação de inconformidade) filed by the company was rejected, which is why the voluntary appeal was filed. The case was assigned to the 1st Ordinary Group of Brazil’s Administrative Council of Tax Appeals (CARF) on June 8, 2015. TAM’s appeal was included in the CARF session held August 25, 2016. An agreement that converted the proceedings into a formal case was published on October 7, 2016.	66,506

Aerovías de Integración Regional, AIRES S.A.	United States Court of Appeals for the Eleventh Circuit, Florida, U.S.A.	2013-20319 CA 01

The July 30th , 2012 Aerovías de Integración Recional, Aires S.A. ( LATAM AIRLINES COLOMBIA) initiated a legal process in Colombia against Regional One INC and Volvo Aero Services LLC, to declare that these companies are civilly liable for moral and material damages caused to LATAM AIRLINES COLOMBIA arising from breach of contractual obligations of the aircraft HK-4107.

The June 20th , 2013 AIRES SA And / Or LATAM AIRLINES COLOMBIA was notified of the lawsuit filed in U.S. for Regional One INC and Dash 224 LLC for damages caused by the aircraft HK-4107 arguing failure of LATAM AIRLINES COLOMBIA customs duty to obtain import declaration when the aircraft in April 2010 entered Colombia for maintenance required by Regional One.

				This case is being heard by the 45th Civil Court of the Bogotá Circuit in Colombia. The court issued an order on August 16, 2016 setting the hearing date pursuant to Article 101 for February 2, 2017. At that hearing, a reconciliation should have been attempted, the facts in dispute determined, interrogatories made and evidence admitted. At the petition of Regional One’s attorneys on January 27, 2017, which was accepted by the respondent, the hearing to be held on February 2, 2017 was postponed. A reconciliation hearing was held on June 14, 2017 that failed. This commenced the evidentiary stage in which the legal representative of LATAM Airlines Colombia was interrogated. The judge must now decree which evidence must be presented and analyzed. The U.S. Federal Court for the State of Florida rendered a decision on March 26, 2014 sustaining the petition of Lan Colombia Airlines to stay the proceedings in the U.S. as long as the lawsuit in Colombia was pending. The U.S. Court also closed the case administratively. The Federal Court of Appeals confirmed the closing of the U.S. case on April 1, 2015. On October 13, 2015, Regional One filed a petition with the U.S. Court seeking a reopening of the case. Lan Colombia Airlines presented its arguments for keeping the case closed, which were sustained by the Court on August 23, 2016. The case in the U.S. continues to be closed.	12,443

107

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

Tam Linhas Aéreas S.A	Internal Revenue Service of Brazil	10880.722.355/2014-52	On August 19th, 2014 the Federal Tax Service issued a notice of violation stating that compensation credits Program (PIS) and the Contribution for the Financing of Social Security COFINS by TAM are not directly related to the activity of air transport.	An administrative objection was filed on September 17th, 2014. A first-instance ruling was rendered on June 1, 2016 that was partially favorable. The separate fine was revoked. A voluntary appeal was filed on June 30, 2016, which is pending a decision by CARF. On January 9, 2016, the case was referred to the Second Division, Fourth Chamber, of the Third Section of the Administrative Council of Tax Appeals (CARF).	76,256

Tam Viagens S.A.	Department of Finance to the municipality of São Paulo.	67.168.795 / 67.168.833 / 67.168.884 / 67.168.906 / 67.168.914 / 67.168.965	A claim was filed alleging infraction and seeking a fine because of a deficient basis for calculation of the service tax (ISS) because the company supposedly made incorrect deductions.	We received notice of the petition on December 22, 2015. The objection was filed on January 19, the interim infringement ruling. An ordinary appeal was filed on December 19, 2016 before 2016. The company was notified on November 23, 2016 of the decision that partially sustained the Municipal Tax Council of Sao Paulo and a judgment is pending.	111,692

Tam Linhas Aéreas S.A.	Labor Court of São Paulo.	0001734-78.2014.5.02.0045	Action filed by the Ministry of Labor, which requires compliance with legislation on breaks, extra hours and others.	This case is in the initial stages. It could possibly impact both operations and employee work shift control. TAM won in the first instance, but the Prosecutor’s Office has appealed the trial court’s decision. That decision was sustained by the appellate court. A petition by the Prosecutor’s Office for clarification is now pending before the courts.. The Office of the Public Prosecutor withdrew the petition for clarification and the case was closed in favor of LATAM. Now pending are the measures pertaining to lawsuit management so that transfer to the court is declared.	16,885

108

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

TAM S.A.	Conselho Administrativo de Recursos Fiscais.	13855.720077/2014-02	Notice of an alleged infringement presented by Secretaria da Receita Federal do Brasil requiring the payment of IRPJ and CSLL, taxes related to the income earned by TAM on March, 2011, in relation of the reduction of the statute capital of Multiplus S.A.	On January 12, 2014, it was filed an appeal against the object of the notice of infringement. Currently, the company is waiting for the court judgment regarding the appeal filed in the Conselho Administrativo de Recursos Fiscais (CARF) The case will be put into the system again for re-assignment for hearing and reporting because of the departure of Eduardo de Andrade, a CARF council member. The decision was against TAM. The lawsuit was on August 13, 2017. The administrative court’s decision was that TAM Linhas Aereas must pay Corporate Income Tax (IRPJ) and the Social Contribution based on Net Profits (CSLL). We must wait for publication and a summons to the company.	153,877

TAM Linhas Aéreas S.A.	Sao Paulo Labor Court, Sao Paulo	1001531-73.2016.5.02.0710	The Ministry of Labor filed an action seeking that the company adapt the ergonomics and comfort of seats.	In August 2016, the Ministry of Labor filed a new lawsuit before the competent Labor Court in Sao Paulo, in the same terms as case 0000009-45.2016.5.02.090, as previously reported. The judgment is pending.	17,462

LATAM Airlines Group S.A.	22° Civil Court of Santiago	C-29.945-2016	The Company received notice of a civil liability claim by Inversiones Ranco Tres S.A. on January 18, 2017. It is represented by Mr. Jorge Enrique Said Yarur. It was filed against LATAM Airlines Group S.A. for an alleged contractual default by the Company and against Ramon Eblen Kadiz, Jorge Awad Mehech, Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, directors and officers, for alleged breaches of their duties. In the case of Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, it alleges a breach, as controllers of the Company, of their duties under the incorporation agreement. LATAM has retained legal counsel specializing in this area to defend it.	The claim was answered on March 22, 2017 and the plaintiff filed its replication on April 4, 2017. LATAM filed its rejoinder on April 13, 2017, which concluded the argument stage of the lawsuit. A reconciliation hearing was held on May 2, 2017, but the parties did not reach an agreement. The Court issued the evidentiary decree on May 12, 2017. We filed a petition for reconsideration because we disagreed with certain points of evidence. That petition was partially sustained by the Court on June 27, 2017. The evidentiary stage commenced and then concluded on July 20, 2017. Observations to the evidence must now be presented. That period expires August 1, 2017. We filed our observations to the evidence on August 1, 2017 and are awaiting a decision by the Court.	20,780

109

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

TAM Linhas Aéreas S.A.	10th Jurisdiction of Federal Tax Enforcement of Sao Paulo	0020869-47.2017.4.03.6182	Tax Enforcement Lien No. 0061196-68.2016.4.03.6182 on Profit-Based Social Contributions from 2004 to 2007.	This tax enforcement was referred to the 10th Federal Jurisdiction on February 16, 2017. A petition reporting our request to submit collateral was recorded on April 18, 2017. At this time, the period is pending for the plaintiff to respond to our petition.	43,737

TAM Linhas Aéreas S.A.	Federal Revenue Bureau	10880.900360/2017-55	A claim regarding the negative Company Income Tax (IRPJ) balance. Appraisals of compensation that were not accepted.	The case was referred to the National Claims Management Center of the Federal Revenue Bureau for Sao Paulo on May 11, 2017.	16,363

TAM Linhas Aéreas S.A.	Internal Revenue Service of Brazil	16643.000085/2009-47	Notice of claim to recover income taxes and social contributions paid on the basis of net profits (SCL) according to the royalty expenses and use of the TAM trademark.	Before the Internal Revenue Service of Brazil. A service of process is expected in the lawsuit on admissibility of the special appeal, filed by the General Counsel of the National Treasury, as well as notification of the decision rendered by the Administrative Council of Tax Appeals (CARF).	18,273

TAM Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10831.012344/2005-55	Notice of an infringement filed by the Company to request the import tax (II), the Social Integration Program (PIS) of the Social Security Funding Contribution (COFINS) as a result of an unidentified international cargo loss.	Before the Internal Revenue Service of Brazil. The administrative decision was against the company. The matter is pending a decision by the CARF.	18,501

TAM Linhas Aéreas S.A.	Treasury Department of the State of Sao Paulo	3.123.785-0	Notice of an infringement to demand payment of the tax on the circulation of merchandise and services (ICMS) assessable on aircraft imports	Before the Treasury Department of the State of Sao Paulo. A decision is now pending on the appeal that the company has filed with the Federal Supreme Court (STF).	15,157

TAM Linhas Aéreas S.A.	Treasury Department of the State of Sao Paulo	4.037.054	Action brought by the Treasury Department of the State of Sao Paulo because of non-payment of the tax on the circulation of merchandise and services (ICMS) in relation to telecommunications services.	Before the Treasury Department of the State of Sao Paulo. Defensive arguments have been presented. The first-instance decision sustained all parts of the notice. We filed an ordinary appeal on which a decision is pending by the Sao Paulo Tax Court.	11,154

110

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

TAM Linhas Aéreas S.A.	DERAT SPO (Delegacía de Receita Federal)	13808.005459/2001-45	Collection of the Social Security Funding Contribution (COFINS) based on gross revenue of the company in the period 1999-2000.	The decision on collection was pending through June 2, 2010.	28,279

Pantanal Linhas Aéreas S.A.	Tax Enforcement Court	0253410-30.2012.8.26.0014	A lawsuit seeking enforcement of the fine and ICMS.	A decision is pending on the appeal.	11,241

TAM Linhas Aéreas S.A.	Federal Revenue Bureau	10880.938.664/2016-12	An administrative lawsuit about compensation not being proportional to the negative corporate income tax balance.	A decision is pending by CARF on the appeal.	28,181

TAM Linhas Aéreas S.A.	Vara das execucões fiscais.	1997.0002503-9	This is a tax collection claim for a customs fine—forfeiture of the temporary customs clearance of goods (new lawsuit).	Collateral insurance was offered in 2016 and accepted by the Ministry of Finance in a petition made November 9, 2016. The defensive arguments were presented (attachments against the tax collection) and the decision was favorable to TAM, which makes the payment of a fine more unlikely for TAM. Now pending in the lawsuit is a decision in the appeal made by the Ministry of Finance.	10,361

TAM Linhas Aéreas S.A.	Delegacía de Receita Federal	10611.720630/2017-16	This is an administrative claim about a fine for the incorrectness of an import declaration (new lawsuit).	The administrative defensive arguments were presented September 28, 2017.	22,869

TAM Linhas Aéreas S.A.	Delegacía de Receita Federal	10611.720852/2016-58	An improper charge of the Contribution for the Financing of Social Security (COFINS) on an import (new lawsuit).	We are currently awaiting a decision. There is no predictable decision date because it depends on the court of the government agency.	16,544

111

-	In order to deal with any financial obligations arising from legal proceedings in effect at June 30, 2017, whether civil, tax, or labor, LATAM Airlines Group S.A. and Subsidiaries, has made provisions, which are included in Other non-current provisions that are disclosed in Note 21.

-	The Company has not disclosed the individual probability of success for each contingency in order to not negatively affect its outcome.

(*)	The Company has reported the amounts involved only for the lawsuits for which a reliable estimation can be made of the financial impacts and of the possibility of any recovery, pursuant to Paragraph 86 of IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

II.	Governmental Investigations.

1)	On July 25, 2016, LATAM reached agreements with the U.S. Department of Justice (“DOJ”) and the U.S. Securities and Exchange Commission (“SEC”) regarding the investigation of payments for US$1,150,000 by Lan Airlines S.A. in 2006-2007 to a consultant advising it in the resolution of labor matters in Argentina.

The purpose of the investigation was to determine whether these payments violated the U.S. Foreign Corrupt Practices Act (“FCPA”) that: (i) forbids bribery of foreign government authorities in order to obtain a commercial advantage; and (ii) requires the companies that must abide by the FCPA to keep appropriate accounting records and implant an adequate internal control system. The FCPA is applicable to LATAM because of its ADR program in effect on the U.S. securities market.

After an exhaustive investigation, the DOJ and SEC concluded that there was no violation of the bribery provisions of the FCPA, which is consistent with the results of LATAM’s internal investigation. However, the DOJ and SEC consider that LAN accounted for these payments incorrectly and, consequently, infringed the part of the FCPA requiring companies to keep accurate accounting records. These authorities also consider that LAN’s internal controls in 2006-2007 were weak, so LAN would have also violated the provisions in the FCPA requiring it to maintain an adequate internal control system.

The agreements signed, included the following:

a)	The agreement with the DOJ involves: (i) entering into a Deferred Prosecution Agreement (“DPA”), which is a public contract under which the DOJ files public charges alleging an infringement of the FCPA accounting regulations. LATAM is not obligated to answer these charges, the DOJ will not pursue them for a period of 3 years, and the DOJ will dismiss the charges after expiration of that 3-year period provided LATAM complies with all terms of the DPA. In exchange, LATAM must admit to the negotiated events described in the DPA and agree to pay the negotiated fine explained below and abide by other terms stipulated in the agreement; (ii) clauses in which LATAM admits that the payments to the consultant in Argentina were incorrectly accounted for and that at the time those payments were made (2006-2007), it did not have adequate internal controls in place; (iii) LATAM’s agreement to have an outside consultant monitor, evaluate and report to the DOJ on the effectiveness of LATAM’s compliance program for a period of 27 months; and LATAM’s agreement to continue evaluating and reporting directly to the DOJ on the effectiveness of its compliance program for a period of 9 months after the consultant’s work concludes; and (iv) paying a fine estimated to total approximately ThUS$ 12,750.

112

b)	The agreement with the SEC involves: (i) accepting a Cease and Desist Order, which is an administrative resolution of the SEC closing the investigation, in which LATAM will accept certain obligations and statements of fact that are described in the document; (ii) accepting the same obligations regarding the consultant mentioned above; and (iii) paying the sum of ThUS$ 6,744, plus interest of ThUS$ 2,694.

Nothing is owed to the SEC at this time as MUS$4,719 was paid in July 2017.

LATAM continued to cooperate with the Chilean authorities on this matter. The investigation continues. The 7th Criminal Court set the hearing date for October 24, 2017, at the request of the Office of the Public Prosecutor. The Prosecutor has petitioned that the investigation be closed.

2)	LATAM received six Requests for Information from the Central-North Metropolitan Region Legal Division, on October 25, 2016, on November 11, 2016, on March 8, 2017, on March 22, 2017, on July 7, 2017 and the last on August 28, 2017. It requested information related to the investigation of payments made by LAN Airlines in 2006 and 2007 to a consultant who advised it on the resolution of labor matters in Argentina. It also requested an explanation of information provided to the market. The five requests have already been answered and the requested information has been provided. The 7th Criminal Court set the hearing date for October 24, 2017, at the request of the Office of the Public Prosecutor. The Prosecutor has petitioned that the investigation be closed.

3)	The ecuatorian airline affiliate, LATAM Airlines Ecuador was given notice on August 26, 2016 of an investigation of LATAM Airlines Ecuador and two other airlines begun, at its own initiative, by one of the Investigative Departments of the Ecuadoran Market Power Control Commission, limited to alleged signs of conscious parallelism in relation to specific fares on one domestic route in Ecuador from August 2012 to February 2013. The Investigative Prefecture has 180 days (through February 21, 2017) to issue a report on whether to quash the investigation or file charges against two or more of the parties involved. That period can be extended for another 180 days. A proceeding would begin only if the decision is made to file charges. The Commission extended the term of the investigation for another 180 days (through August 18, 2017) LATAM Airlines Ecuador is cooperating with the authority and has retained a law firm and economist expert in the subject to advise the company during this process and any additional information requested will be furnished. We were notified on August 23, 2017 that the Market Power Control Commission of Ecuador decided to close the investigation because it had no merit. We are currently waiting for the appeal period to end.

113

NOTE 32 – COMMITMENTS

(a)	Loan covenants

With respect to various loans signed by the Company for the financing of Boeing 767, 767F, 777F and 787 aircraft, which carry the guarantee of the United States Export–Import Bank, limits have been set on some of the Company’s financial indicators on a consolidated basis. Moreover, and related to these same contracts, restrictions are also in place on the Company’s management in terms of its ownership and disposal of assets.

The Company and its subsidiaries do not maintain financial credit contracts with banks in Chile that indicate some limits on financial indicators of the Company or its subsidiaries.

The Revolving Credit Facility ("Revolving Credit Facility") with guaranteed aircraft, engines, spare parts and supplies for a total amount of US $ 375 million includes restrictions of minimum liquidity measured at the level of the Consolidated Company and measured at the individual level For the companies LATAM Airlines Group SA And TAM Linhas Aéreas S.A.

As of September 30, 2017, the Company is in compliance with all the indicators detailed above.

114

(b)	Commitments under operating leases as lessee

Details of the main operating leases are as follows:

		As of	As of
		September 30,	December 31,
Lessor	Aircraft	2017	2016
		Unaudited
Aircraft 76B-26329 Inc.	Boeing 767	1	1
Aircraft 76B-27615 Inc.	Boeing 767	-	1
Aircraft 76B-28206 Inc.	Boeing 767	1	1
Aviación Centaurus, A.I.E.	Airbus A319	3	3
Aviación Centaurus, A.I.E.	Airbus A321	1	1
Aviación Real A.I.E.	Airbus A319	1	1
Aviación Real A.I.E.	Airbus A320	1	1
Aviación Tritón A.I.E.	Airbus A319	3	3
Avolon Aerospace AOE 19 Limited	Airbus A320	-	1
Avolon Aerospace AOE 20 Limited	Airbus A320	-	1
Avolon Aerospace AOE 6 Limited	Airbus A320	-	1
Avolon Aerospace AOE 62 Limited	Boeing 777	1	1
AWAS 5234 Trust	Airbus A320	1	1
Baker & Spice Aviation Limited	Airbus A320	1	1
Bank of America	Airbus A321	2	2
Bank of Utah	Boeing 787	2	-
CIT Aerospace International	Airbus A320	1	2
ECAF I 1215 DAC	Airbus A320	-	1
ECAF I 2838 DAC	Airbus A320	1	1
ECAF I 40589 DAC	Boeing 777	1	1
Eden Irish Aircr Leasing MSN 1459	Airbus A320	1	1
GECAS Sverige Aircraft Leasing Worldwide AB	Airbus A320	-	1
GFL Aircraft Leasing Netherlands B.V.	Airbus A320	1	1
IC Airlease One Limited	Airbus A321	1	1
JSA Aircraft 38484, LLC	Boeing 787	1	1
JSA Aircraft 7126, LLC	Airbus A320	1	1
JSA Aircraft 7128, LLC	Airbus A321	1	1
JSA Aircraft 7239, LLC	Airbus A321	1	1
JSA Aircraft 7298, LLC	Airbus A321	1	1
Macquarie Aerospace Finance 5125-2 Trust	Airbus A320	1	1
Macquarie Aerospace Finance 5178 Limited	Airbus A320	1	1
Magix Airlease Limited	Airbus A320	-	1
MASL Sweden (8) AB	Airbus A320	-	1
Merlin Aviation Leasing (Ireland) 18 Limited	Airbus A320	1	1
Merlin Aviation Leasing (Ireland) 7 Limited	Airbus A320	1	-
NBB Cuckoo Co., Ltd	Airbus A321	1	1
NBB Grosbeak Co., Ltd	Airbus A321	1	1
NBB Redstart Co. Ltd	Airbus A321	1	1
NBB-6658 Lease Partnership	Airbus A321	1	1
NBB-6670 Lease Partnership	Airbus A321	1	1
Orix Aviation Systems Limited	Airbus A320	5	5

115

		As of	As of
		September 30,	December 31,
Lessor	Aircraft	2017	2016
		Unaudited
PAAL Aquila Company Limited	Airbus A321	2	2
PAAL Gemini Company Limited	Airbus A321	1	1
SASOF II (J) Aviation Ireland Limited	Airbus A319	-	1
Shenton Aircraft Leasing Limited	Airbus A320	1	1
Sky High XXIV Leasing Company Limited	Airbus A320	5	5
Sky High XXV Leasing Company Limited	Airbus A320	2	2
SMBC Aviation Capital Limited	Airbus A320	5	6
SMBC Aviation Capital Limited	Airbus A321	2	2
TC-CIT Aviation Ireland Limited	Airbus A320	-	1
Volito Aviation August 2007 AB	Airbus A320	2	2
Volito Aviation November 2006 AB	Airbus A320	2	2
Volito November 2006 AB	Airbus A320	2	2
Wells Fargo Bank North National Association	Airbus A319	2	3
Wells Fargo Bank North National Association	Airbus A320	-	2
Wells Fargo Bank Northwest National Association	Airbus A320	5	7
Wells Fargo Bank Northwest National Association	Airbus A350	2	2
Wells Fargo Bank Northwest National Association	Boeing 767	2	3
Wells Fargo Bank Northwest National Association	Boeing 777	5	6
Wells Fargo Bank Northwest National Association	Boeing 787	11	11
Wilmington Trust Company	Airbus A319	1	1
Total		95	111

The rentals are shown in results for the period for which they are incurred.

The minimum future lease payments not yet payable are the following:

	As of	As of
	September 30,	December 31,
	2017	2016
	ThUS$	ThUS$
	Unaudited
No later than one year	495,358	533,319
Between one and five years	1,473,849	1,459,362
Over five years	1,250,230	1,262,509
Total	3,219,437	3,255,190

The minimum lease payments charged to income are the following:

	For the 9 months ended		For the 3 months ended
	September 30,		September 30,
	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Minimum operating lease payments	443,079	419,599	139,553	147,443
Total	443,079	419,599	139,553	147,443

116

In the first quarter of 2016, two Boeing 787-9 aircraft were added for a period of twelve years each. On the other hand, an Airbus A320-200 aircraft was returned. In the second quarter of 2016, three Airbus A321-200 aircraft were added for a period of 10 years each and two Boeing 787-9 aircraft for a period of 12 years each. On the other hand, an Airbus A320-200 aircraft and a Boeing 767-300ER aircraft were returned. In the third quarter of 2016, three Airbus A321-200 aircraft and one Airbus A320 NEO aircraft leased for a period of 10 years each, and one Airbus A350-900 aircraft leased for a period of 12 years were added. Returned an Airbus A320-200 aircraft. In the fourth quarter of 2016, an Airbus A350-900 aircraft leased for a period of 12 years and an Airbus A321-200 aircraft leased for a period of 10 years is added. On the other hand, three Airbus A320-200 aircraft and two Airbus A330-200 aircraft were returned.

In the first quarter of 2017, a Boeing 787-9 aircraft is added for a period of twelve years. On the other hand, three Airbus A320-200 aircraft and one Boeing 767F Aircraft were returned.

In the second quarter of 2017, an Airbus A319-100 aircraft, five A320-200 aircraft and one B767-300ER aircraft were returned

In the third quarter of 2017, a Boeing 787-9 aircraft was added for a period of twelve years, five Airbus A320 aircraft and one Boeing 777F aircraft were returned.

The operating lease agreements entered into by the Parent Company and its subsidiaries establish that aircraft maintenance must be carried out in accordance with the technical provisions of the manufacturer and in the margins agreed in the contracts with the lessor, a cost assumed by the lessee. Additionally, for each aircraft, the lessee must purchase policies that cover the associated risk and the amount of the assets involved. As for the rent payments, these are unrestricted and can not be netted from other accounts receivable or payable by the lessor and the lessee.

At September 30, 2017 the Company has existing letters of credit related to operating leasing as follows:

			Value	Release
Creditor Guarantee	Debtor	Type	ThUS$	date
GE Capital Aviation Services Limited	Lan Cargo S.A.	Two letter of credit	7,530	Nov 30, 2017
ACS Aero 1 Alpha Limited	LATAM Airlines Group S.A.	One letter of credit	3,255	Aug 31, 2018
AerCap	LATAM Airlines Group S.A.	Three letter of credit	7,143	Dec 13, 2017
Bank of America	LATAM Airlines Group S.A.	Three letter of credit	1,044	Jul 2, 2018
Bank of Utah	LATAM Airlines Group S.A.	One letter of credit	2,000	Mar 24, 2018
Engine Lease Finance Corporation	LATAM Airlines Group S.A.	One letter of credit	4,750	Oct 8, 2018
GE Capital Aviation Services Ltd.	LATAM Airlines Group S.A.	Six letter of credit	22,105	Dec 2, 2017
ICBC	LATAM Airlines Group S.A.	Four letter of credit	2,740	Jan 19, 2018
International Lease Finance Corp	LATAM Airlines Group S.A.	Three letter of credit	1,450	Feb 26, 2018
SMBC Aviation Capital Ltd.	LATAM Airlines Group S.A.	Two letter of credit	11,601	Dec 31, 2017
Wells Fargo Bank	LATAM Airlines Group S.A.	Nine letter of credit	15,160	Feb 8, 2018
CIT Aerospace International	Tam Linhas Aéreas S.A.	One letter of credit	6,000	Oct 25, 2018
Wells Fargo Bank North N.A.	Tam Linhas Aéreas S.A.	One letter of credit	5,500	Jul 15, 2018
			90,278

117

(c)	Other commitments

At September 30, 2017 the Company has existing letters of credit, certificates of deposits and warranty insurance policies as follows:

			Value	Release
Creditor Guarantee	Debtor	Type	ThUS$	date

Servicio Nacional de Aduana del Ecuador	Líneas Aéreas Nacionales del Ecuador S.A.	Three letter of credit	1,705	Aug 5, 2018
Corporación Peruana de Aeropuertos y Aviación Comercial	Lan Perú S.A.	Sixteen letter of credit	1,832	Jan 31, 2018
Lima Airport Partners S.R.L.	Lan Perú S.A.	Thirty two letter of credit	2,495	Dec 31, 2017
Superintendencia Nacional de Aduanas y de Administración Tributaria	Lan Perú S.A.	Six letter of credit	48,000	Dec 10, 2017
Aena Aeropuertos S.A.	LATAM Airlines Group S.A.	Four letter of credit	2,770	Nov 15, 2018
American Alternative Insurance Corporation	LATAM Airlines Group S.A.	Six letter of credit	3,490	Apr 5, 2018
Comisión Europea	LATAM Airlines Group S.A.	One letter of credit	9,734	Jun 16, 2018
Deutsche Bank A.G.	LATAM Airlines Group S.A.	One letter of credit	15,000	Mar 31, 2018
Dirección General de Aeronáutica Civil	LATAM Airlines Group S.A.	Fifty three letter of credit	19,745	Aug 8, 2018
Empresa Pública de Hidrocarburos del Ecuador EP Petroecuador	LATAM Airlines Group S.A.	One letter of credit	5,500	Jun 18, 2018
Metropolitan Dade County	LATAM Airlines Group S.A.	Eight letter of credit	2,223	Mar 13, 2018
4ª Vara Mista de Bayeux	Tam Linhas Aéreas S.A.	One insurance policies guarantee	1,105	Mar 25, 2021
6ª Vara Federal da Subseção	Tam Linhas Aéreas S.A.	Two insurance policies guarantee	25,687	Jan 4, 2018
8ª Vara Federal da Subseção de Campinas SP	Tam Linhas Aéreas S.A.	One insurance policies guarantee	13,265	May 19, 2020
Conselho Administrativo de Conselhos Federais	Tam Linhas Aéreas S.A.	One insurance policies guarantee	6,990	Oct 20, 2021
Fundação de Proteão de Defesa do Consumidor Procon	Tam Linhas Aéreas S.A.	Two insurance policies guarantee	4,100	Apr 1, 2021
União Federal -Fazenda Nacional	Tam Linhas Aéreas S.A.	One insurance policies guarantee	43,066	Jul 30, 2020
União Federal Vara Comarca de DF	Tam Linhas Aéreas S.A.	Two insurance policies guarantee	2,656	Nov 9, 2020
União Federal Vara Comarca de SP	Tam Linhas Aéreas S.A.	One insurance policies guarantee	20,120	Feb 22, 2021
			229,483

118

NOTE 33 - TRANSACTIONS WITH RELATED PARTIES

(a)	Details of transactions with related parties as follows:

						Transaction amount
		Nature of		Nature of		with related parties
		relationship with	Country	related parties		As of September 30,
Tax No.	Related party	related parties	of origin	transactions	Currency	2017	2016
						ThUS$	ThUS$
						Unaudited
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Related director	Chile	Tickets sales	CLP	16	1
65.216.000-K	Comunidad Mujer	Related director	Chile	Tickets sales	CLP	12	9
				Services received from advertising	CLP	-	(12)
78.591.370-1	Bethia S.A and subsidiaries	Related director	Chile	Cargo transportation services	CLP	1,273	1,416
				Services received from national and international Courier	CLP	(285)	(362)
				Services received from cargo transportation	CLP	(17)	(1,257)
78.997.060-2	Viajes Falabella Ltda.	Related director	Chile	Sales commissions	CLP	(320)	(108)
79.773.440-3	Transportes San Felipe S.A	Common property	Chile	Services received of transfer of passengers	CLP	-	(80)
				Tickets sales	CLP	1	2
87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	Income from services rendered	CLP	60	60
Foreign	Consultoría Administrativa Profesional S.A. de C.V.	Associate	Mexico	Professional counseling services received	MXN	(1,582)	(1,756)
Foreign	Inversora Aeronáutica Argentina S.A.	Related director	Argentina	Leases of real estate received	ThUS$	(202)	(198)
Foreign	TAM Aviação Executiva e Taxi Aéreo S.A	Related director	Brazil	Services provided	BRL	35	75
				Services received	BRL	(26)	(18)
Foreign	Qatar Airways	Indirect Shareholder	Qatar	Aircraft rental services	ThUS$	22,857	-
				Services received interlinear	ThUS$	(1,023)	-
				Services provided interlinear	ThUS$	4,133	-
				Services provided Handling	ThUS$	649	-

The balances of Accounts receivable and accounts payable to related parties are disclosed in Note 9.

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties.

119

(b)	Compensation of key management

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and major guidelines and who directly affect the results of the business, considering the levels of Vice-Presidents, Chief Executives and Directors (Senior).

	For the 9 months ended		For the 3 months ended
	September 30,		September 30,
	2017	2016	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Remuneration	14,216	12,781	3,305	3,872
Management fees	330	348	137	102
Non-monetary benefits	568	600	129	186
Short-term benefits	30,874	19,159	9,049	4,106
Share-based payments	9,381	5,927	3,744	2,939
Total	55,369	38,815	16,364	11,205

NOTE 34 - SHARE-BASED PAYMENTS

(a)	Compensation plan for increase of capital

Compensation plans implemented by providing options for the subscription and payment of shares that have been granted by LATAM Airlines Group S.A. to employees of the Company and its subsidiaries, are recognized in the financial statements in accordance with the provisions of IFRS 2 "Share-based Payment”, showing the effect of the fair value of the options granted under compensation in linear between the date of grant of such options and the date on which these irrevocable.

(a.1)	Compensation plan 2011

On December 21, 2016, the subscription and payment period of the 4,800,000 shares corresponding to the compensation plan approved at the Extraordinary Shareholders' Meeting held on December 21, 2011, expired.

Of the total shares allocated to the 2011 Compensation Plan, only 10,282 shares were subscribed and paid, having been placed on the market in January 2014. In view of the above, at the expiration date, the 2011 Compensation Plan had a balance of 4,789,718 shares pending of subscription and payment, which was deducted from the authorized capital of the Company.

	Number of Stock Options
	In share-based payment arrangements
		Options	Expired
	Opening	waived by	Action	Closing
Periods	balance	executives	Options	Balance
From January 1 to September 30, 2016 (Unaudited)	4,518,000	(4,172,000)	-	346,000
From 1 October to 31 December 2016	346,000	-	(346,000)	-
From January 1 to September 30, 2017 (Unaudited)	-	-	-	-

120

These options was valued and recorded at fair value at the grant date, determined by the "Black-Scholes-Merton”. No result has been recognized as of September 2017 (ThUS$ 2,989 at December 31, 2016).

(a.2)	Compensation plan 2013

At the Extraordinary Shareholders’ Meeting held on June 11, 2013, the Company’s shareholders approved motions including increasing corporate equity, of which 1,500,000 shares were allocated to compensation plans for employees of the Company and its subsidiaries, in conformity with the stipulations established in Article 24 of the Corporations Law. With regard to this compensation, a defined date for implementation does not exist.

(b)	Compensation plan 2016-2018

The company implemented a retention plan long-term for executives, which lasts until December 2018, with a vesting period between October 2018 and March 2019, which consists of an extraordinary bonus whose calculation formula is based on the variation the value to experience the action of LATAM Airlines Group S.A. for a period of time.

This benefit is recognized in accordance with the provisions of IFRS 2 "Share-based Payments" and has been considered as cash settled award and therefore recorded at fair value as a liability, which is updated to the closing date of each financial statement with effect on profit or loss.

	Base Units
	Opening				Closing
Periods	balance	Granted	Annulled	Exercised	Balance
From January 1 to December 31, 2016	4,719,720	-	-	-	4,719,720
From January 1 to September 30, 2017 (Unaudited)	4,719,720	37,359	(1,092,452)	(515,480)	3,149,147

The fair value has been determined on the basis of the best estimate of the future value of the Company share multiplied by the number of units granted bases.

At September 30, 2017, the carrying amount of ThUS$ 9,381, is classified under "Administrative expenses" in the Consolidated Statement of Income by Function.

(c)	Subsidiaries compensation plans

(c.1)	Stock Options

Multiplus S.A., subsidiaries of TAM S.A., have outstanding stock options at September 30, 2017, which amounted to 326,173 shares (at December 31, 2016, the distribution of outstanding stock options amounted to 394,698 for Multiplus S.A.).

121

Multiplus S.A.

			4nd Extraordinary
	3rd Grant	4th Grant	Grant
Description	03/21/2012	04/03/2013	11/20/2013	Total
Outstanding option number as December 31, 2016	84,249	173,399	137,050	394,698
Outstanding option number as September 30, 2017 (Unaudited)	84,249	173,399	68,525	326,173

For Multiplus S.A., the plan's terms provide that the options granted to the usual prizes are divided into three equal parts and employees may exercise one-third of their two, three and four, options respectively, as long as they keep being employees of the company. The agreed term of the options is seven years after the grant of the option. The first extraordinary granting was divided into two equal parts, and only half of the options may be exercised after three years and half after four years. The second extraordinary granting was also divided into two equal parts, which may be exercised after one and two years respectively.

The acquisition of the share's rights, in both companies is as follows:

	Number of shares		Number of shares
	Accrued options		Non accrued options
	As of	As of	As of	As of
	September 30,	December 31,	September 30,	December 31,
Company	2017	2016	2017	2016
	Unaudited		Unaudited
Multiplus S.A.	-	-	326,173	394,698

In accordance with IFRS 2 - Payments based on shares, the fair value of the option must be recalculated and recorded in the liability of the Company, once cash payment is made (cash-settled). The fair value of these options was calculated using the "Black-Scholes-Merton" method, where the assumptions were updated with information from LATAM Airlines Group S.A. As of September 30, 2017 and December 31, 2016 there is no value recorded in liabilities and results.

(c.2)	Payments based on restricted stock

In May of 2014 the Management Council of Multiplus S.A. approved a plan to grant restricted stock, a total of 91,103 ordinary, registered book entry securities with no face value, issued by the Company to beneficiaries.

The quantity of restricted stock units was calculated based on employees’ expected remunerations divided by the average price of shares in Multiplus S.A. traded on the BM&F Bovespa exchange in the month prior to issue, April of 2014. This benefits plan will only grant beneficiaries the right to the restricted stock when the following conditions have been met:

a.       Compliance with the performance goal defined by this Council as return on Capital Invested.

b.       The Beneficiary must remain as an administrator or employee of the Company for the period running from the date of issue to the following dates described, in order to obtain rights over the following fractions: (i) 1/3 (one third) after the 2nd year from the issue date; (ii) 1/3 (one third) after the 3rd year from the issue date; (iii) 1/3 (one third) after the 4th year from the issue date.

122

Number shares in circulation

				Not acquired due
	Opening			to breach of employment	Closing
	balance	Granted	Exercised	retention conditions	balance
From January 1 to December 31, 2016	175,910	138,282	(15,811)	(60,525)	237,856
From January 1 to September 30, 2017 (Unaudited)	237,856	129,218	(41,801)	(7,668)	317,605

NOTE 35 - STATEMENT OF CASH FLOWS

(a)       The Company has done significant non-cash transactions mainly with financial leases, which are detailed in Note 17 letter (d), additional information in numeral (iv) Financial leases.

(b)       Other inflows (outflows) of cash:

	For the periods ended
	September 30,
	2017	2016
	ThUS$	ThUS$
	Unaudited

Fuel hedge	8,179	(44,664)
DOJ fine	-	(12,750)
SEC agreement	-	(4,719)
Guarantees	(2,344)	13,657
Fuel derived premiums	(2,832)	(6,840)
Taxes on financial transactions	(3,813)	(7,016)
Hedging margin guarantees	(4,715)	(1,795)
Bank commissions, taxes paid and other	(7,931)	(1,335)
Currency derivatives	(13,324)	(30,031)
Change reservation systems	(16,120)	-
Judicial deposits	(21,122)	(31,297)
Others	-	50
Total Other inflows (outflows) Operation flow	(64,022)	(126,740)

Other deposits in guarantee	2,801	-
Tax paid on bank transaction	(2,174)	(3,308)
Others	(4,475)	-
Total Other inflows (outflows) Investment flow	(3,848)	(3,308)

Loan guarantee	79,051	-
Aircraft Financing advances	(26,214)	(151,363)
Settlement of derivative contracts	(35,899)	(19,304)
Total Other inflows (outflows) Financing flow	16,938	(170,667)

123

(c)	Dividends:

	For the periods ended
	September 30,
	2017	2016
	ThUS$	ThUS$
	Unaudited
LATAM Airlines Group S.A.	(20,766)	-
Multiplus S.A. (*)	(32,410)	(34,632)
Lan Perú S.A. (*)	-	(400)
Total Dividends Paid	(53,176)	(35,032)

(*) Dividends paid to minority shareholders

d)	Reconciliation of liabilities arising from financing activities:

	As of	Cash flows			Non-Flow Movements		As of
Obligations with	December 31,	Obtainment	Payment		Interest accrued		September 30,
financial institutions	2016	Capital	Capital	Interest	and others	Reclassifications	2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
							Unaudited
Loans to exporters	278,164	130,000	(99,863)	(5,848)	9,429	-	311,882
Bank loans	585,287	40,168	(292,221)	(16,937)	24,510	-	340,807
Guaranteed obligations	4,758,552	182,140	(361,140)	(113,365)	116,534	(419,085)	4,163,636
Other guaranteed obligations	256,420	-	(15,235)	(6,613)	7,387	-	241,959
Obligation with the public	1,309,345	1,055,441	(799,388)	(75,104)	103,550	-	1,593,844
Financial leases	1,022,361	-	(244,011)	(36,756)	49,565	419,085	1,210,244
Other loans	394,791	13,107	(100,203)	(17,513)	17,105	-	307,287
Total Obligations with financial institutions	8,604,920	1,420,856	(1,912,061)	(272,136)	328,080	-	8,169,659

(e) Advances of aircraft

Below are the cash flows associated with aircraft purchases, which are included in the statement of consolidated cash flow, in the item Purchases of properties, plants and equipment:

	For the periods ended
	September 30,
	2017	2016
	MUS$	MUS$
	Unaudited
Increases (payments)	(139,799)	(116,050)
Recoveries	78,642	593,748
Total cash flows	(61,157)	477,698

124

NOTE 36 - THE ENVIRONMENT

LATAM Airlines Group S.A has a commitment to sustainable development seeking to generate value taking into account the governance, environmental and social aspects. The company manages environmental issues at a corporate level, centralized in the Sustainability Management. For the company to monitor and minimize its impact on the environment is a commitment of the highest level; where the continuous improvement and contribute to the solution of the global climate change problem, generating added value to the company and the region, are the pillars of its management.

One of the functions of the Sustainability Management in environmental issues, together with the various areas of the Company, is to ensure environmental compliance, implement a management system and environmental programs that comply with the requirements every day more. demanding worldwide; in addition to continuous improvement programs in their internal processes, which generate environmental, social and economic benefits and which are added to those currently carried out.

Within the sustainability strategy, the Environment dimension of LATAM Airlines Group S.A., is called Climate Change and is based on the goal of achieving world leadership in this area, and for which we work on the following aspects:

i. Carbon footprint

ii. Eco Efficiency

iii. Sustainable Alternative Energy

iv. Standards and Certifications

This is how, during 2017, the following initiatives have been carried out:

- Implementation of an Environmental Management System for the main operations of the company. It is highlighted that the company during 2016 has recertified its environmental management system in Miami facilities following the guidelines of the international standard ISO 14.001.

- Maintenance of the Stage 2 Certification of IATA Environmental Assestment (IEnvA) whose scope is the international flights operated from Chile, the most advanced level of this certification; being the first in the continent and one of the four airlines in the world that have this certification.

- Preparation of the environmental chapter for the sustainability report of the company, which allows to measure progress in environmental issues.

- Answer to the questionnaire of the DJSI

- Measurement and external verification of the Corporate Carbon Footprint.

- Neutralization of land operations in the operations of Colombia and Peru with emblematic reforestation projects in the respective countries.

It is highlighted that in 2017, LATAM Airlines Group maintained its inclusion for the fourth consecutive year in the world category of the Dow Jones Sustainability Index, with only 3 airlines in the world belonging to this select group.

125

NOTE 37 - EVENTS SUBSEQUENT TO THE DATE OF THE FINANCIAL STATEMENTS

On October 4, 2017 the company signed an agreement with the Acciona group to sell 100% of Andes Airport Services, which develops the ground handling business at the Santiago airport, for $ 24,300 million (US $ 38 million). The closing of the transaction is subject to the approval of the free competition authority. It is estimated that the closing of trading will materialize within this quarter and will have an effect on earnings of approximately US $ 20 million.

On October 17, 2017, the Brazilian tax authority (Receta Federal) notified LATAM Airlines Brazil that it intended to disallow deductions the company had taken for payments to certain parties, alleging that the supporting documentation was insufficient, and charged an aggregate amount of R$ 59.053.412,07 (MUS$ 18.641) : (i) R$ 29.362.538,2 (MUS$ 9.268) for taxes (including interest); and (ii) an administrative fine of R$ 29,690,873.87 (MUS$ 9.372) . LATAM Airlines Brazil will take the benefit of applying a 50% discount on the fine for paying the taxes (including interest) and accepting the imposition of the fine without litigating or admitting the allegations, having to pay as a result an aggregate amount of R$ 44.207.975,12 (MUS$ 13.955). This fine is recorded at the end of the period.

Subsequent to September 30, 2017 and until the date of issuance of these financial statements, there is no knowledge of other financial or other events that significantly affect the balances or their interpretation.

The consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries as of September 30, 2017, have been approved in an Extraordinary Board Meeting on November 15, 2017.

126

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2017	LATAM AIRLINES GROUP S.A.

	By:	/s/ Enrique Cueto
	Name:	Enrique Cueto
	Title:	Latam Airlines Group CEO

127